As filed with the Securities and Exchange Commission on November 18, 2005
Registration Statement No. 333-128211

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
TO
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
ARGON ST, INC.
(Exact name of registrant as specified in its governing instruments)

Delaware	38-1873250
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

12701 Fair Lakes Circle
Suite 800
Fairfax, Virginia 22033
(703) 322-0881
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Terry L. Collins
Chairman, Chief Executive Officer and President
Argon ST, Inc.
12701 Fair Lakes Circle
Suite 800
Fairfax, Virginia 22033
(703) 322-0881
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Jonathan F. Wolcott, Esq. Jane K. P. Tam, Esq. Holland & Knight LLP 2099 Pennsylvania Avenue, NW Washington, DC 20006 (202) 955-5000	Andrew C. Lynch, Esq. King & Spalding LLP 1700 Pennsylvania Avenue, NW Washington, DC 20006 (202) 737-0500
     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☐
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐
CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class	Amount to be	Offering Price	Aggregate Offering	Amount of
of Securities to be Registered	Registered(1)	Per Share(2)	Price(2)	Registration Fee

Common Stock, $.01 par value	2,645,000	$28.02	$74,112,900	$8,723(3)

(1)	Includes 345,000 shares subject to an over-allotment option granted by certain selling stockholders to the underwriters. See “Underwriting.”

(2)	Estimated solely for purpose of computing the amount of registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, and based on the average high and low sales prices on November 11, 2005, as reported on the Nasdaq National Market.

(3)	Previously paid
        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 18, 2005
PRELIMINARY PROSPECTUS
2,300,000 Shares
ARGON ST, INC.
Common Stock

      We are offering 1,725,000 shares of our common stock, and the selling stockholders named in this prospectus are offering 575,000 shares of common stock. We will not receive any proceeds from the sale of common stock by the selling stockholders.
      Our common stock is listed on the Nasdaq National Market under the symbol “STST.” On November 11, 2005, the last reported sale price for our common stock on the Nasdaq National Market was $28.20 per share.

      Investing in our common stock involves a high degree of risk. Before buying any shares, you should carefully consider the risk factors described in “Risk Factors” beginning on page 6 of this prospectus.

	Per Share	Total

Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us (before expenses)	$	$
Proceeds to the selling stockholders (before expenses)	$	$

(1)	Please see “Underwriting” for a discussion of underwriters’ compensation.
      The underwriters may also purchase up to an additional 345,000 shares from certain selling stockholders named in this prospectus at the public offering price, less the underwriting discounts and commissions, within 30 days from the date of this prospectus to cover any over-allotments.
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
      The underwriters expect to deliver the shares to purchasers on or about                     , 2005.

Friedman Billings Ramsey	Raymond James

SunTrust Robinson Humphrey	Ryan Beck & Co.
The date of this prospectus is                     , 2005

      You should rely only on the information contained in this prospectus and the information incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.
TABLE OF CONTENTS

Summary	1
Risk Factors	6
Forward-Looking Statements	21
Use of Proceeds	22
Price Range of Common Stock	23
Dividend Policy	23
Capitalization	24
Selected Historical Consolidated Financial Data	25
Management’s Discussion and Analysis of Financial Condition and Results of Operations	26
Business	40
Management	53
Principal and Selling Stockholders	56
Underwriting	59
Legal Matters	62
Experts	62
Where You Can Find More Information	62
Incorporation of Certain Documents by Reference	63
Index to Consolidated Financial Statements	F-1

i

SUMMARY
      This is only a summary and it does not contain all of the information that may be important to you. You should carefully read the entire prospectus, including the documents incorporated by reference into it, particularly the sections entitled “Risk Factors” beginning on page 6, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 27 and our consolidated financial statements and the notes to the consolidated financial statements beginning on page F-1.
Our Company
      We are a leading systems engineering and development company providing full-service C4ISR (command, control, communications, computers, intelligence, surveillance and reconnaissance) systems to a wide range of defense and intelligence customers. Our systems provide communications intelligence, electromagnetic intelligence, electronic warfare and information operations capabilities that enable our defense and intelligence customers to detect, evaluate and respond to threats. These systems are deployed on a broad range of military and strategic platforms including surface ships, submarines, unmanned underwater vehicles (UUV), aircraft, unmanned aerial vehicles (UAV), land mobile vehicles, fixed site installations and re-locatable land sites.
      During the four fiscal years ended September 30, 2004, our revenues grew at a compounded annual growth rate of 61.3%. Our revenues for the nine months ended July 3, 2005 were $188.1 million and our total backlog at July 3, 2005 was $268.4 million, of which $198.8 million was funded. For the nine months ended July 3, 2005, 80% of our revenues were from contracts for which we were the prime contractor, 79% of our revenues were from fixed-price contracts, 39% of our revenues were from sole-source contracts and 69% of our revenues were from classified programs.
      Our business is conducted primarily through contracts with the U.S. government. Approximately 88% of our revenues for the fiscal year ended September 30, 2004 were from contracts with the Department of Defense, with the remainder of our revenues derived from contracts with other domestic and international defense and intelligence customers. We expect spending on C4ISR to increase due to military and intelligence needs, including those arising from the global war on terror. According to the Congressional Budget Office, the U.S. defense budget is projected to grow from approximately $400 billion in 2005 to over $500 billion by 2011. In a September 2004 report, Frost & Sullivan estimates C4ISR spending at approximately $19.0 billion for 2003, and projects C4ISR spending to increase at a 6.2% compounded annual growth rate to $29.0 billion in 2010.
Our Strengths
      Our ability to meet the needs of our defense and intelligence customers and succeed in our business result from the following competitive strengths:

•	Highly-skilled and Cleared Workforce. We employ highly-educated and skilled professionals who are our most important asset. Approximately 49% of our employees are engineers, and approximately 28% of our employees have post-graduate degrees in areas such as computer science, electrical engineering, and computer engineering. As of November 11, 2005, over 84% of our 699 employees had government security clearances, and a majority of our cleared employees held Top Secret/ Sensitive Compartmented Information (TS/ SCI) clearances.

•	Focused Management Team with Long-Standing Customer Relationships. Our senior management team has extensive experience in the defense and intelligence industry, long-standing customer relationships in our industry and a proven ability to manage and grow our C4ISR business.

•	Industry Reputation and Engineering Expertise. Members of our core engineering team have worked together to develop solutions for our defense and intelligence customers for over 20 years. Through our engineering expertise and our innovative approach to system design, we have built a reputation for providing solutions to our customers’ most difficult technological challenges. We believe that our expertise and success result in part from our research and development activities and culture.

•	Innovative System Design Methodology. We develop many of our systems using innovative methodologies that incorporate proprietary software and design processes and commercially available hardware and software in system configurations capable of being more readily deployed, adapted or upgraded by us or the customer. The benefits of our system design methodology include shorter development and implementation schedules, system flexibility, improved interoperability with systems not developed by us, and reduced system and upgrade costs to our customers.
Our Strategies
      Our objective is to become a leading provider of C4ISR systems across a full range of defense and intelligence platforms. Key elements of our strategies to achieve this objective include:

•	Capitalizing on Opportunities to Expand our Customer Base. We believe there are significant opportunities to increase the work we do for our larger customers and for customers for whom we currently perform limited work. We believe that our performance record, demonstrated expertise and industry reputation give us the credibility necessary to increase our reach into the defense and intelligence markets. We believe the growth of our company and our expanded capabilities position us to better leverage our current relationships and to pursue new business.

•	Attracting and Developing Highly Skilled Personnel. Our success depends on the continued contributions of our engineers, systems designers and managers. We believe that our management’s success in creating and maintaining a challenging and stimulating work environment has contributed to our low engineering staff turnover of approximately 7% over the last twelve months. We believe we can continue to attract, develop and retain exceptional employees by offering competitive compensation, challenging engineering assignments and opportunities for career and management growth.

•	Leveraging Research and Development into Production Contracts. Many of the systems we currently produce for our defense and intelligence customers were developed through our research and development activities. We intend to continue our focus on research and development efforts, which we believe are important to our ability to deliver state-of-the-art technology and solutions to our customers and procure system production contracts.

•	Migrating our Multi-Intelligence Capabilities to Additional Platforms. Defense and intelligence customers now require C4ISR systems that integrate multiple intelligence gathering and processing capabilities. We have developed multi-intelligence systems combining communications and electronic intelligence capabilities and radar and infra-red sensor capabilities. We believe our experience and capabilities position us to win contracts to develop and produce multi-intelligence systems.

•	Pursuing Strategic Acquisitions. We plan to complement our internal growth with strategic acquisitions that add to our defense and intelligence customer base, technology expertise or system offerings.

Certain Information about Us and this Prospectus
      In September 2004, we completed the merger of Argon Engineering Associates, Inc., founded in 1997, and Sensytech, Inc., whose corporate predecessors date back to 1968. The merger combined Argon Engineering’s innovative communications signal intercept and processing systems with Sensytech’s broad and complementary range of electronic intercept, electronic warfare, and imaging systems to create an integrated supplier of C4ISR system solutions for the defense and intelligence markets.
      In this prospectus, the terms “our company,” “we,” “us” and “our” refers to Argon ST, Inc. and its subsidiaries. Argon Engineering refers to Argon Engineering Associates, Inc. and Sensytech refers to Sensytech Inc., unless specifically indicated or unless the context otherwise requires.
      The merger of Argon Engineering and Sensytech was accounted for as a reverse acquisition, whereby Argon Engineering was deemed to have acquired Sensytech for financial reporting purposes. As a result, unless otherwise indicated, our historical financial statements and other financial information included and incorporated by reference in this prospectus for periods prior to the September 29, 2004 acquisition date are the financial statements and information of Argon Engineering. The operations of the former Sensytech businesses have been included in our financial statements from the acquisition date.
      We maintain a September 30 fiscal year-end for annual financial reporting purposes and we present our interim periods ending on the Sunday closest to the end of the month for each quarter consistent with labor and billing cycles. As a result, each quarter of each year may contain more or fewer days than other quarters of the year. Management does not believe that this practice has a material effect on our quarterly results or on the comparison of such results.
      Our headquarters are located at 12701 Fair Lakes Circle, Fairfax, VA 22033 and our telephone number is (703) 322-0881.
Recent Developments
      Effective October 1, 2005, we acquired Radix Technologies, Inc. in a merger transaction. Radix is based in Mountain View, California and designs and produces signal processing systems and equipment for military, intelligence and commercial applications. We paid $10.9 million in cash at closing for Radix, and the transaction provides for additional consideration in a maximum aggregate amount of $1.5 million to be paid upon the achievement of certain performance targets during the fifteen month period following the closing.
      On November 1, 2005, we issued a press release indicating that we expect to meet or exceed our 2005 fiscal year revenue estimate of between $265.0 million and $270.0 million, and our 2005 fiscal year earnings estimate of between $1.03 and $1.05 per share. We also indicated in the press release that we estimate our fiscal year 2006 revenues will be between $330.0 million and $345.0 million and our fiscal year 2006 income from operations will be between $42.0 million and $45.0 million.
      Our fiscal year 2006 estimates take into account our acquisition of Radix Technologies, Inc., which had revenues of approximately $9.8 million (excluding certain subcontract revenue from us) for the twelve months ended September 30, 2005. The 2006 estimates also take into account the status of our work on the Aerial Common Sensor program, under which program the U.S. Army issued a stop work order in September 2005. See “Risk Factors — We have received a stop-work order under one of our subcontracts, and our work on the related program may be terminated or modified unfavorably.”

The Offering

Common stock offered by us	1,725,000 shares

Common stock offered by the selling stockholders	575,000 shares

Common stock to be outstanding after this offering	21,809,273 shares

Use of Proceeds	We intend to use the net proceeds of this offering, which are expected to be approximately $45.4 million, for general corporate purposes, including working capital, capital expenditures, research and development, and acquisitions.

Over-allotment option	Certain selling stockholders have granted the underwriters an option to purchase a total of 345,000 additional shares from them.

Nasdaq National Market Trading Symbol	STST
      The number of shares of common stock to be outstanding after this offering is based upon 20,084,273 shares of common stock outstanding as of November 11, 2005, and 1,725,000 shares of common stock being sold by us in this offering and excludes:

•	1,684,087 shares of common stock issuable upon the exercise of stock options outstanding as of November 11, 2005 under our stock option plans, at a weighted average exercise price of $8.84 per share; and

•	508,072 shares of common stock reserved for issuance under our stock option and employee stock purchase plans.

      Unless otherwise indicated, the information in this prospectus assumes no exercise of the underwriters’ over-allotment option.

SUMMARY FINANCIAL DATA
      The following sets forth the summary consolidated statement of operations and consolidated balance sheet data for each of the periods indicated. The summary financial data for the fiscal years ended September 30, 2004, 2003, 2002, 2001 and 2000 are derived from our audited consolidated financial statements and related notes, except for fiscal year 2000, which is unaudited. The summary financial data as of July 3, 2005 and for the nine months ended July 3, 2005 and June 27, 2004 are derived from our unaudited condensed consolidated financial statements. In the opinion of our management, all adjustments (consisting of normal recurring items) considered necessary for a fair presentation of the information set forth therein have been included. Operating results for the nine months ended July 3, 2005 are not necessarily indicative of results that may be expected for the fiscal year ending September 30, 2005. You should not assume that the results below indicate results that we will achieve in the future. The summary financial data presented below should be read in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included and incorporated by reference in this prospectus.
      The merger of Sensytech and Argon Engineering occurred on September 29, 2004. Although Sensytech was the legal acquirer in the transaction, the merger was accounted for as a reverse acquisition, whereby Argon Engineering was deemed to have acquired Sensytech for financial reporting purposes. Consistent with the reverse acquisition accounting treatment, our historical financial statements, including the summary financial data presented below, for periods prior to the merger date are the statements of Argon Engineering, except for stockholders’ equity which has been retroactively restated for the equivalent number of shares of Sensytech as the legal acquirer. The operations of the former Sensytech businesses have been included in the financial statements from September 29, 2004, the date of the merger.

	Nine Months Ended
			Years Ended September 30,
	July 3,	June 27,
	2005	2004	2004	2003	2002	2001	2000

							(unaudited)
	(unaudited)
	(In thousands, except per share data)
Contract revenues	$188,073	$89,026	$129,184	$79,349	$61,759	$41,396	$19,103
Cost of revenues	151,534	73,528	107,307	65,271	51,034	35,169	16,397

Gross margin	36,539	15,498	21,877	14,078	10,725	6,227	2,706
General and administrative expenses	11,305	4,749	5,905	5,844	5,181	3,101	964

Income from operations	25,234	10,749	15,972	8,234	5,544	3,126	1,742
Interest income, net	528	80	154	31	62	42	102

Income before income taxes	25,762	10,829	16,126	8,265	5,606	3,168	1,844
Provision for income taxes	(10,043)	(3,996)	(6,177)	(2,696)	(2,021)	(1,139)	(702)

Net income	$15,719	$6,833	$9,949	$5,569	$3,585	$2,029	$1,142

Earnings per share
Basic	$0.80	$0.56	$0.81	$0.47	$0.32	$0.21	$0.12

Diluted	$0.76	$0.51	$0.74	$0.44	$0.29	$0.16	$0.10

Balance sheet data:
Cash and cash equivalents	$25,652	$5,628	$29,732	$4,100	$5,231	$4,215	$1,505
Total assets	$233,807	$49,223	$221,741	$23,736	$20,090	$15,163	$5,641
Total debt	$113	$338	$282	$34	$172	$309	$447
Stockholders’ equity	$184,796	$17,235	$160,925	$11,010	$7,944	$4,323	$2,352
Other data:
Backlog (unaudited)	$268,388	$169,420	$228,819	$157,070	$96,799	$76,380	$25,134
Dividends	$—	$—	$7,851	$2,462	$—	$—	$—

RISK FACTORS
      An investment in our common stock involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained in this prospectus and in our other filings with the SEC, before investing in shares of our common stock. Any of the risk factors we describe below could severely harm our business, financial condition and operating results. The market price of our common stock could decline if one or more of these risks and uncertainties develop into actual events. You may lose all or part of the money you paid to buy our common stock.
Risks Related to Our Business and Operations
We rely heavily on sales to the U.S. government, particularly to agencies of the Department of Defense.
      Historically, a significant portion of our sales have been to the U.S. government and its agencies. Sales to the U.S. government, either as a prime contractor or subcontractor, represented approximately 90% and 88% of our revenues for the nine months ended July 3, 2005, and fiscal year ended September 30, 2004, respectively. The Department of Defense, our principal U.S. government customer, accounted for approximately 87% and 88% of our revenues for the nine months ended July 3, 2005, and fiscal year ended September 30, 2004, respectively. In addition, approximately 80% of our revenues for the nine months ended July 3, 2005 and approximately 77% of our revenues for the fiscal year ended September 30, 2004 were derived from agencies and commands of the U.S. Navy within the Department of Defense. We expect that U.S. government sales, particularly Department of Defense sales, will continue to constitute a significant majority of our revenue for the foreseeable future. The funding of U.S. government programs is dependent on Congressional appropriations and administrative allotment of funds and is subject to uncertain future funding levels that can result in the extension or termination of programs. Our business is also highly sensitive to changes in national and international priorities and U.S. government budgets. The continuing war on terrorism may positively or adversely affect funding for our programs or result in changes in U.S. government programs or spending priorities. A shift in government defense or intelligence spending to other programs in which we are not involved or a reduction in government defense or intelligence spending generally could adversely affect our operating results.
U.S. government contracts are generally not fully funded at inception, and funding may be terminated or reduced at any time.
      We act as a prime contractor or subcontractor for many different U.S. government programs. Department of Defense and intelligence contracts typically involve long lead times for design and development, and are subject to significant changes in contract scheduling. Congress generally appropriates funds on a fiscal year basis even though a program may continue for several years. Consequently, programs are often only partially funded initially, and additional funds are committed only as Congress makes further appropriations. The termination or reduction of funding for a government program would result in a loss of anticipated future revenues attributable to that program.
      Many of our government contracts span one or more base years with multiple option terms. Government agencies generally have the right not to exercise these option terms. If an option term on a contract is not exercised, we will not be able to recognize the full value of the contract awarded. Our backlog as of July 3, 2005 was $268.4 million, of which $198.8 million was funded. We exclude from backlog unexercised options on contracts. Our backlog includes orders under awards that in some cases extend several years, with the latest expiring in 2008. The actual receipt of revenues on awards included in backlog may never occur or may change because a program schedule could change or the program could be canceled, or a contract could be reduced, modified, or terminated early.
From time to time, we depend on revenues from a few significant contracts, and any loss or cancellation of, or any reduction or delay in, any of these contracts could significantly harm our business.
      From time to time, including recent periods, we have derived a significant portion of our revenue from one or more individual contracts that could be terminated by the customer at the customer’s discretion.

Three production programs accounted for approximately 50% and 60% of our revenue for the nine months ended July 3, 2005, and fiscal year ended September 30, 2004, respectively. In the future, we may enter into one or more contracts that will constitute a significant portion of our revenue during the period of contract performance. If any of our current significant contracts or significant contracts we enter into in the future were terminated or our work under those contracts were decreased, our revenues and net income could significantly decline. Our success will depend on our continued ability to develop and manage relationships with significant customers. There is no assurance that we will be able to diversify our customer base and curtail revenue concentration in the near future, if at all. The markets in which we sell our products are dominated by a relatively small number of governmental agencies and allies of the U.S. government, thereby limiting the number of potential customers. Our dependence on large orders from a relatively small number of customers makes our relationship with each customer critical to our business. We cannot be sure that we will be able to retain our largest customers, that we will be able to attract additional customers, or that our customers will continue to buy our systems and services in the same volume as in prior years. In addition, many of our contracts with the U.S. government contain provisions that allow the government to terminate or modify the terms of the contract, including solely at the government’s convenience. The loss of one or more of our largest customers, any reduction or delay in sales to these customers, our inability to successfully develop relationships with additional customers, or future price concessions that we may have to make could significantly harm our business.
We have received a stop-work order under one of our subcontracts, and our work on the related program may be terminated or modified unfavorably.
      On September 14, 2005, the U.S. Army issued a stop work order to Lockheed Martin with respect to the Aerial Common Sensor (ACS) program on which we are a subcontractor to Lockheed Martin. On September 15, 2005, we received a stop work order notice from Lockheed Martin with respect to our work on the ACS program. The ACS contract represented approximately 4.7% of our revenues for the nine months ended July 3, 2005, and represented approximately $64.5 million, or approximately 24.1%, of our total backlog, including approximately $51.0 million, or 72.9%, of our unfunded backlog, as of July 3, 2005. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview — Backlog” below.
      Pursuant to the U.S. Army’s requirements, Lockheed Martin submitted a written plan in November 2005 presenting proposed solutions and alternate strategies to address U.S. Army concerns regarding schedule and cost issues with respect to the ACS program. The U.S. Army is expected to make a decision regarding the ACS program within 30 days of Lockheed Martin’s submission. Pursuant to Lockheed Martin’s notice to us, we stopped substantially all of our work on the ACS program as of September 15, 2005, and have been working with Lockheed Martin as requested to support the preparation of the required submission. The future of the ACS program is uncertain, and it is possible that the U.S. Army could terminate the current ACS contract, modify the ACS program substantially or terminate the ACS program altogether. Any cancellation of the current contract, termination of the ACS program or modification of the current program in a manner that unfavorably affects us could have a material adverse effect on our operating results. In addition, any determination adverse to us with respect to the ACS program could result in a reduction of our backlog related to the ACS program.

Our U.S. government contracts generally may be terminated at the government’s convenience or for our default.
      Generally, U.S. government contracts contain provisions permitting termination, in whole or in part, at the government’s convenience or for contractor default. If a contract is terminated at the convenience of the government, a contractor is entitled to receive payments for its allowable costs and, in general, the proportionate share of fees or earnings for the work completed. Contracts which are terminated for default generally provide that the government only pays for the work it has accepted and may require the contractor to pay for the incremental cost of reprocurement and may hold the contractor liable for damages. As a substantial majority of our revenues are dependent on the procurement, performance and payment under our U.S. government contracts, the termination of one or more critical government contracts could have a negative impact on our results of operations and financial condition. Termination arising out of our default could expose us to liability and have a material adverse effect on our ability to re-compete for future contracts and orders.
As a U.S. government contractor, we are subject to a number of procurement rules and regulations with respect to negotiated contracts.
      We must comply with and are affected by laws and regulations relating to the formation, administration and performance of U.S. government contracts, including but not limited to the Federal Acquisition Regulations. These laws and regulations, among other things:

•	require certification and disclosure of all cost and pricing data in connection with contract negotiations;

•	impose accounting rules that define allowable and unallowable costs and otherwise govern our right to reimbursement under certain cost-based U.S. government contracts; and

•	restrict the use and dissemination of information classified for national security purposes and the exportation of certain products and technical data.
      These laws and regulations affect how we do business with our domestic as well as international customers and, in some instances, impose added costs on our business. A violation of specific laws and regulations could result in the imposition of fines and penalties, the termination of our contracts, and suspension or debarment, for cause, from U.S. government contracting or subcontracting for a period of time.
Our U.S. government contracts contain provisions that may be unfavorable to us.
      Our U.S. government contracts contain provisions and are subject to laws and regulations that give the government rights and remedies not typically found in commercial contracts, including rights and remedies that:

•	allow the government to unilaterally suspend us from receiving new contracts pending resolution of alleged violations of procurement laws or regulations;

•	reduce the value of existing contracts;

•	issue modifications to a contract;

•	control and potentially prohibit the export of our products and services and associated materials; and

•	claim rights in products and systems produced by us.
If any of these contract provisions are enforced by our customers, our financial condition and operating results could be materially adversely affected.

Our business could be adversely affected by a negative audit by the U.S. government.
      U.S. government agencies, including the Defense Contract Audit Agency, routinely audit and investigate government prime contractors and subcontractors. These agencies review a contractor’s performance under its contracts, cost structure and compliance with applicable laws, regulations and standards. The U.S. government also may review the adequacy of, and a contractor’s compliance with, its internal control systems and policies, including the contractor’s purchasing, property, estimating, compensation and management information systems. Any costs found to be improperly allocated to a specific contract will not be reimbursed, while such costs already reimbursed must be refunded. Audits for costs incurred on our work performed after fiscal year 2001 have not yet been completed. If an audit conducted on our business uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines and suspension or prohibition from doing business with the U.S. government. In addition, we could suffer serious harm to our reputation if allegations of impropriety or illegal acts were made against us.
Our senior management is important to our customer relationships and overall business.
      We believe that our success depends in part on the continued contributions of our senior management. We rely on our executive officers and senior management to generate business and execute programs successfully. In addition, the relationships and reputation that members of our management team have established and maintain with government defense and intelligence personnel contribute to our ability to maintain good customer relations and to identify new business opportunities. We do not have employment agreements with any of our executive officers, and these officers could terminate their employment with us at any time. The loss of any of our executive officers or members of our senior management could impair our ability to identify and secure new contracts and otherwise manage our business.
We must recruit and retain highly skilled employees to succeed in our competitive and labor-intensive business.
      We believe that an integral part of our success is our ability to provide employees who have advanced engineering, information technology and technical services skills and who work well with our customers in a government and defense-related environment. These employees are in great demand and are likely to remain a limited resource in the foreseeable future. If we are unable to recruit and retain a sufficient number of these employees, our ability to maintain our competitiveness and grow our business could be negatively affected. In addition, some of our contracts contain provisions requiring us to staff a program with certain personnel the customer considers key to our successful performance under the contract. In the event we are unable to provide these key personnel or acceptable substitutions, the customer may terminate the contract, and we may not be able to recover our costs in the event the contract is terminated.
Our business is dependent upon our employees obtaining and maintaining required security clearances.
      Many of our U.S. government contracts require our employees to maintain various levels of security clearances, and we are required to maintain certain facility security clearances complying with Department of Defense requirements. The Department of Defense and intelligence community have strict security clearance requirements for personnel who work on classified programs. Obtaining and maintaining security clearances for employees involves a lengthy process, and it is difficult to identify, recruit and retain employees who already hold security clearances. If our employees are unable to obtain security clearances in a timely manner, or at all, or if our employees who hold security clearances are unable to maintain the clearances or terminate employment with us, the customer whose work requires cleared employees could terminate the contract or decide not to renew it upon its expiration. In addition, we expect that many of the contracts on which we will bid will require us to demonstrate our ability to obtain facility security clearances and perform work with employees who hold specified types of security clearances. To the extent we are not able to obtain facility security clearances or engage employees with the required security clearances for a particular contract, we may not be able to bid on or win new contracts, or effectively rebid on expiring contracts.
Cost over-runs on our contracts could subject us to losses or adversely affect our future business.
      Under fixed-price contracts, we receive a fixed amount irrespective of the actual costs we incur and, consequently, we absorb any costs in excess of the fixed amount. Fixed-price contracts represented approximately 79% and 71% of our revenues for the nine months ended July 3, 2005, and fiscal year ended September 30, 2004, respectively. Under time and materials contracts, we are paid for labor at negotiated hourly billing rates and for certain expenses. Under cost reimbursable contracts, which are subject to a contract ceiling amount, we are reimbursed for allowable costs and paid a fee, which may be fixed or performance-based. However, if our costs exceed the contract ceiling or are not allowable under the provisions of the contract or applicable regulations, we may not be able to obtain reimbursement for all such costs. Under each type of contract, if we are unable to control costs we incur in performing under the contract, our financial condition and operating results could be materially adversely affected. Cost over-runs also may adversely affect our ability to sustain existing programs and obtain future contract awards. See “Business — Government Contracts — Government Contract Categories” below.
Our quarterly operating results may vary widely.
      Our quarterly revenues and operating results may fluctuate significantly in the future. A number of factors cause our revenues, cash flow and operating results to vary from quarter to quarter, including:

•	fluctuations in revenues derived from fixed-price contracts and contracts with a performance-based fee structure;

•	commencement, completion or termination of contracts during any particular quarter;

•	changes in Congress and Presidential administrations and senior U.S. government officials that affect the timing of technology procurement;

•	changes in policy or budgetary measures that adversely affect government contracts in general; and

•	increased purchase requests from customers for equipment and materials in connection with the U.S. government’s fiscal year end, which may affect our fiscal fourth quarter operating results.
      Changes in the volume of services provided under existing contracts and the number of contracts commenced, completed or terminated during any quarter may cause significant variations in our cash flow from operations because a relatively large amount of our expenses are fixed. We incur significant operating expenses during the start-up and early stages of large contracts and typically do not receive corresponding payments in that same quarter. We may also incur significant or unanticipated expenses when contracts expire or are terminated or are not renewed. In addition, payments due to us from government agencies may be delayed due to billing cycles or as a result of failures of governmental budgets to gain Congressional and Presidential administration approval in a timely manner.
Our earnings and profit margins may vary based on the mix of our contracts and programs and other factors related to our contracts.
      In general, we perform our developmental work under cost reimbursable and fixed-price development contracts and our production work under fixed-price production contracts. See “Business — Government Contracts — Government Contract Categories” below. We typically experience lower profit margins under cost reimbursable and fixed-price development contracts than under fixed-price production contracts. In general, if the volume of services we perform under cost reimbursable and fixed-price development contracts increases in proportion to the volume of services we perform under fixed-price production contracts, our operating results may suffer. In addition, our earnings and margins may vary materially depending on the costs we incur in contract performance, our achievement of other contract performance objectives and the stage of our performance at which our right to receive fees, particularly under incentive and award-fee contracts, is finally determined.
We derive significant revenues from contracts awarded through a competitive bidding process.
      We derive significant revenues from U.S. government contracts that were awarded through a competitive bidding process. Revenues from competitive-bid contracts constituted approximately 61% and 55% of our revenues for the nine months ended July 3, 2005, and fiscal year ended September 30, 2004, respectively. Much of the business that we expect to seek in the foreseeable future likely will be awarded through competitive bidding. Competitive bidding presents a number of risks, including:

•	the need to bid on programs in advance of the completion of their design, which may result in unforeseen technological difficulties and cost over-runs;

•	the substantial cost and managerial time and effort that we spend to prepare bids and proposals for contracts that may not be awarded to us;

•	the need to accurately estimate the resources and cost structure that will be required to service any contract we are awarded; and

•	the expense and delay that may arise if our competitors protest or challenge contract awards made to us pursuant to competitive bidding, and the risk that any such protest or challenge could result in the resubmission of bids on modified specifications, or in termination, reduction or modification of the awarded contract.
      We may not be provided the opportunity to bid on contracts that are held by other companies and are scheduled to expire if the government determines to extend the existing contract. If we are unable to win particular contracts that are awarded through a competitive bidding process, we may not be able to operate in the market for services that are provided under those contracts for a number of years. If we are unable to consistently win new contract awards over any extended period, our business and prospects will be adversely affected.
We face competition from other firms, many of which have substantially greater resources.
      We operate in highly competitive markets and generally encounter intense competition to win contracts. We compete with many other firms, ranging from smaller specialized and medium-sized firms such as Applied Signal Technologies, DRS Technologies, EDO Corporation and Southwest Research Institute, to large diversified firms such as Boeing, BAE Systems, General Dynamics, Harris Corporation, L-3 Communications, Lockheed Martin, Northrop Grumman and Raytheon, many of which have substantially greater financial, management and marketing resources than we have. Our competitors may be able to provide customers with different or greater capabilities or benefits than we can provide in areas such as technical qualifications, past contract performance, geographic presence, price and the availability of key professional personnel. In order to successfully secure contracts when competing with larger, well-financed companies, we may be forced to agree to contractual terms which provide for lower aggregate payments to us over the life of the contract, which could adversely affect our margins. In addition, larger diversified competitors serving as prime contractors may be able to supply underlying products and services from affiliated entities, which would prevent us from competing for subcontracting opportunities on these contracts. Our failure to compete effectively with respect to any of these or other factors could have a material adverse effect on our business, prospects, financial condition or operating results. In addition, our competitors have established or may establish relationships among themselves or with third parties to increase their ability to address customer needs. Accordingly, it is possible that new competitors or alliances among competitors may emerge. See “Business — Competition” below.
Our business depends upon our relationships with, and the performance of, our prime contractors.
      Revenues from contracts in which we acted as a subcontractor to other contractors represented 20% and 13% of our revenues for the nine months ended July 3, 2005, and fiscal year ended September 30,

2004, respectively. Of our $268.4 million total backlog as of July 3, 2005, approximately 29.4% represented work to be performed by us as a subcontractor, and we expect to continue to depend on relationships with other contractors for a substantial portion of our revenues in the foreseeable future. Our business, prospects, financial condition or operating results could be adversely affected if other contractors eliminate or reduce their subcontracts or joint venture relationships with us, either because they choose to establish relationships with our competitors or because they choose to directly offer services that compete with our business, or if the government terminates or reduces these other contractors’ programs or does not award them new contracts.
      In addition, on those contracts for which we are not the prime contractor, the U.S. government could terminate a prime contract under which we are a subcontractor, irrespective of the quality of our performance as a subcontractor. A prime contractor’s performance deficiencies could adversely affect our status as a subcontractor on the program, jeopardize our ability to collect award or incentive fees, cause customers to delay payments, and result in contract termination.
If our subcontractors or suppliers fail to perform their contractual obligations, our contract performance and our ability to obtain future business could be materially and adversely affected.
      Many of our contracts involve subcontracts with other companies upon which we rely to perform a portion of the services we must provide to our customers. There is a risk that we may have disputes with our subcontractors, including disputes regarding the quality and timeliness of the work performed, customer concerns about a subcontractor’s performance, our failure to extend existing task orders or issue new task orders under a subcontract or our hiring of a subcontractor’s personnel. A failure by one or more of our subcontractors to timely provide the agreed-upon supplies or perform the agreed-upon services may materially and adversely affect our ability to perform our obligations as the prime contractor. Subcontractor performance deficiencies could result in a customer terminating our contract for default. A default termination could expose us to liability, damage our reputation, distract management’s attention from the operation of our business and have a material adverse effect on our ability to compete for future contracts and orders. In addition, a delay in our ability to obtain components and equipment parts from our suppliers may affect our ability to meet our customers’ needs and may have an adverse effect upon our profitability.
Our employees or subcontractors may engage in misconduct or other improper activities.
      We are exposed to the risk that employee fraud or other misconduct could occur. In addition, from time to time, we enter into arrangements with subcontractors to bid on and execute particular contracts or programs and we are exposed to the risk that fraud or other misconduct or improper activities by subcontractor personnel may occur. Misconduct by our employees or subcontractors could include intentional failures to comply with federal laws, federal government procurement regulations or the terms of contracts that we receive. Misconduct by our employees or subcontractors could also involve the improper collection, handling or use of our customers’ sensitive or classified information, which could result in regulatory sanctions and serious harm to our reputation. As a result of employee or subcontractor misconduct, we could face fines and penalties, loss of security clearance, and suspension and/or debarment from performing U.S. government contracts. It is not always possible to deter misconduct by employees or subcontractors. The precautions we take to prevent and detect such activity may not be effective in controlling unknown or unmanaged risks or losses and such misconduct by employees or subcontractors could result in serious civil or criminal penalties or sanctions and greatly harm our reputation.
If we are unable to manage our growth, our business could be adversely affected.
      During the four fiscal years ended September 30, 2004, our revenues increased at a compounded annual growth rate of 61.3%. Sustaining our growth has placed significant demands on our management, as well as our administrative, operational and financial resources. For us to continue our growth, we must continue to improve our operational, financial and management information systems and expand, motivate and manage our workforce. If we are unable to manage our growth while maintaining our quality of service and profit margins, or if new systems that we implement to assist in managing our growth do not produce the expected benefits, our business, prospects, financial condition or operating results could be adversely affected.
Our international business poses potentially greater risks than our domestic business.
      International sales represented approximately 10% and 12% of our revenues for the nine months ended July 3, 2005, and fiscal year ended September 30, 2004, respectively. Our international business tends to have more risk than our domestic business due to the greater potential for changes in foreign economic and political environments. Our international business is also highly sensitive to changes in foreign national priorities and government budgets. International transactions frequently involve increased financial and legal risks arising from stringent contractual terms and conditions and the widely differing legal systems and customs in foreign countries.
We may not be able to receive or retain the necessary licenses or authorizations required to sell our systems and provide services overseas.
      U.S. government licenses and approvals are required for us to export and sell almost all of the products and services involved in our activities with foreign governments. With respect to sales of defense-related products to foreign governments, the U.S. government’s executive branch must notify Congress at least 15 to 30 days, depending on the location of the sale, prior to authorizing these sales. During this time, Congress may take action to block the proposed sale. We cannot be sure of our ability to obtain any licenses required to export our systems or to receive authorization from the executive branch for sales to foreign governments. Failure to receive required licenses or authorization would hinder our ability to sell our systems outside of the United States.
Our systems and products may be rendered obsolete if we are unable to adapt to the rapid technological changes in our industry.
      The rapid development of technology in the defense and intelligence industry, as well as rapidly changing demands for new or different technologies in reaction to government defense and technology needs, continually affect system designs and product applications and may directly impact the performance of our systems and products. We may not be able to successfully maintain or improve the effectiveness of our existing systems, identify new opportunities, or continue to have the necessary financial resources to design and develop new systems or products in a timely and cost-effective manner. In addition, systems or products manufactured by others may render our products and systems obsolete or non-competitive. If any of these events occur, our business, prospects, financial condition and operating results will be materially and adversely affected.
We rely on a limited number of suppliers and manufacturers for specific components, and if our supplies are interrupted, we may not be able to obtain substitute suppliers and manufacturers on terms that are as favorable to us.
      Although we generally use standard parts and components for our systems, we rely on non-affiliated suppliers for certain components that are incorporated in all of our systems. If these suppliers or manufacturers experience financial, operational, manufacturing capacity or quality assurance difficulties, or if there is any other disruption in our relationships, we will be required to quickly locate alternative sources of supply. Our inability to obtain sufficient quantities of these components, if and as required in the future entails a number of risks, including:

•	delays in delivery or shortages in components could interrupt and delay production and result in cancellations of orders for our systems;

•	alternative suppliers could increase component prices significantly; and

•	we may not be able to develop alternative sources for the components.

Our system design and development activities rely on extensive use of commercial-off-the-shelf (COTS) hardware and software.
      Our system design and development activities rely on extensive use of commercial off-the-shelf hardware and software, known as “COTS.” The COTS hardware we generally use include analog converters, antennas, radio frequency distribution systems, servers and disk drives. If any of the COTS hardware we use becomes obsolete prematurely or fails to perform as expected, we would have to find replacement hardware, and that could result in added expenses, schedule or delivery delays and customer dissatisfaction.
      COTS software utilized by us consists generally of widely used commercial software products and more specific use software licensed from other companies. Widely used commercial software is generally upgraded frequently. If our customers do not agree to regular upgrades of the systems we provide using this software, the systems may become obsolete and could result in customer dissatisfaction and cancellation or non-renewal of orders. In the event that we lose access to the more specific use software due to a dispute with the licensor or other reasons, we would have to find a replacement for the software containing the necessary functionality, which could result in unplanned expenses, system problems and customer dissatisfaction.
Our future success will depend in part on our ability to meet the changing needs of our customers.
      Virtually all of the systems designed and sold by us are highly engineered and require sophisticated design, software implementation and system integration techniques and capabilities. The system and program needs of our government customers regularly change and evolve. There is no assurance that we will at all times have at our disposal the engineering, technical and manufacturing capabilities necessary to meet these evolving needs.
We may be liable for system and service failures.
      We design, implement and maintain communications and information technology systems that are often critical to our customers’ operations, including the operations of government defense and intelligence agencies and their personnel. We have experienced and may in the future experience some system and service failures, schedule or delivery delays and other problems in connection with our work. If our systems, services, products or other applications have significant defects or errors, are subject to delivery delays or fail to meet customers’ expectations, we may:

•	lose revenues due to adverse customer reaction;

•	be required to provide additional services to a customer at no charge;

•	receive negative publicity, which could damage our reputation and adversely affect our ability to attract or retain customers; or

•	suffer claims for substantial damages.
      In addition to any costs resulting from product warranties, contract performance or required corrective action, these failures may result in increased costs or loss of revenues if they result in customers postponing subsequently scheduled work or canceling or failing to renew contracts.
      While many of our contracts limit our liability for damages that may arise from negligence in rendering services to customers, we cannot be sure that these contractual provisions will protect us from liability for damages if we are sued. Furthermore, our errors and omissions and product liability insurance coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims, or the insurer may disclaim coverage as to some types of future claims. Successful assertion of any large claim against us could seriously harm our business. Even if not successful, these claims could result in significant legal and other costs, may be a distraction to our management and may harm our reputation in the industry. In certain new business areas, including in the area of homeland security, we may not be able to obtain sufficient indemnification or insurance and may decide not to accept or solicit business in these areas.
Security breaches by us could adversely affect our business.
      Many of the programs we support and systems we develop, install and maintain involve managing and protecting information involved in intelligence, national security and other classified government functions. A security breach by us or our employees in the course of our development, production or service activities could cause serious harm to our business, damage our reputation and prevent us from being eligible for further work on critical classified systems for U.S. government customers. Losses that we could incur from such a security breach could exceed the policy limits under our errors and omissions or product liability insurance.
Developing new technologies entails significant risks and uncertainties that may not be covered by indemnity or insurance.
      We are exposed to liabilities that are unique to the systems and services we provide. A significant portion of our business relates to designing, developing and manufacturing advanced communications and technology systems and products used in military defense and intelligence systems and products. New technologies are often untested or unproven. In addition, from time to time, we have employees deployed on-site at active military installations or locations. Although indemnification by the U.S. government may be available in some instances for our defense activities, U.S. government indemnification may not be available to cover potential claims or liabilities resulting from a failure of technologies developed by us and deployed in our systems.
      Substantial claims resulting from an accident in excess of U.S. government indemnity and our insurance coverage could harm our financial condition and operating results. Moreover, any accident or incident for which we are liable, even if fully insured, could negatively affect our reputation, thereby making it more difficult for us to compete effectively, and could significantly impact the cost and availability of adequate insurance in the future.
Our failure to protect our proprietary technology may adversely affect our business and impair our ability to compete effectively.
      Our success and ability to compete is dependent in part on our proprietary technology developed by our highly skilled employees who are experienced in designing and developing complex communications and information technology systems. We rely primarily on trade secrets and confidentiality procedures to protect our proprietary technology. These measures can only provide limited protection. Unauthorized third parties may try to copy or reverse engineer portions of our systems or products or otherwise obtain and use our intellectual property. If we fail to protect our intellectual property rights adequately, our competitors may gain access to our technology, potentially resulting in a loss of competitive advantage and decreased revenues. Legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain and the laws of some foreign countries may not be as protective of intellectual property rights as those in the U.S. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property or otherwise gaining access to our technology, which could harm our competitive position and our results of operations.
The U.S. government’s right to use technology developed by us limits our intellectual property rights.
      We do not have the right to prohibit the U.S. government from using certain technologies developed by us or to prohibit third parties, including our competitors, from using those technologies to provide products and services at the request of the U.S. government. The U.S. government has the right to royalty-free use of technologies that we have developed under U.S. government contracts. We are free to commercially exploit those government funded technologies and may assert our intellectual property rights to seek to block other non-government users thereof, but we cannot assure you that we could successfully do so.
We may be affected by intellectual property infringement claims.
      Our business operations rely extensively on procuring and deploying intellectual property. Our employees develop some of the software solutions and other forms of intellectual property that we use to provide information products and solutions to our customers, but we also license a significant amount of the technology used in our business from primary vendors. We may in the future be subject to claims from our employees or third parties who assert that software solutions and other forms of intellectual property that we use in delivering services and solutions to our customers infringe upon the intellectual property rights of such employees or third parties. If our vendors, employees or third parties assert claims that we or our customers are infringing on their intellectual property, we could incur substantial costs to defend these claims and management’s attention could be diverted from the operation of our business. In addition, if any of these infringement claims are ultimately successful, we could be required to:

•	cease selling or using products or services that incorporate the challenged software or technology;

•	obtain a license or additional licenses involving additional costs for use; or

•	redesign systems and products that rely on the challenged software or technology.
Risks Related to Accounting Matters and Our Internal Control over Financial Reporting
Standards for compliance with Section 404 of the Sarbanes-Oxley Act of 2002 are uncertain, and if we fail to comply in a timely manner, our business could be harmed and our stock price could decline.
      Rules adopted by the Securities and Exchange Commission pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 require us to assess our internal control over financial reporting annually, and require our independent registered public accountants to issue an attestation report on our management’s assessment thereof. This requirement will first apply to our Annual Report on Form 10-K of the fiscal year ending September 30, 2005, which is required to be filed with the SEC on or before December 14, 2005. The rules governing the standards that must be met for management to assess our internal control over financial reporting as effective are new and complex, and require significant documentation, testing, and possible remediation of any significant deficiencies and/or material weaknesses of our internal controls to meet the detailed standards under these new rules. We are currently finalizing our initial internal controls assessment, but have not yet completed our final testing and assessment procedures. In addition, our independent registered public accountants have not yet completed their audit of our internal controls or their attestation process. We may encounter unanticipated delays or problems in completing our assessment by the required date or in assessing our internal controls as effective. In addition, we cannot assure you that our independent registered public accountants will attest our internal controls as effective. If we cannot assess our internal controls as effective, and/or if our independent registered public accountants are unable to provide an unqualified attestation report on such assessment of our internal control over financial reporting, investor confidence and share value may be negatively impacted.
      To date, we have already incurred substantial operating costs in connection with the completion of our initial implementation and assessment and the auditor attestation under Section 404 of the Sarbanes-Oxley Act with respect to our fiscal year 2005, and we expect to incur additional operating expenses in meeting the requirements relating to internal control over financial reporting in the future. In addition, no assurance can be made that the operating expenses with respect to internal controls compliance we actually incur in the future will not exceed management’s expectations.
We may incur material goodwill impairment charges related to the merger of Argon Engineering and Sensytech.
      The merger of Argon Engineering and Sensytech was accounted for using the “reverse acquisition purchase” method of accounting. Under this method, Argon Engineering was considered the acquirer in the transaction, and we valued Sensytech’s assets and liabilities, including intangible assets, on the basis of their fair value on the date of closing, and recorded the excess as goodwill. To the extent the value of the goodwill recorded in the merger becomes impaired, we may be required to incur material charges related to the impairment of those assets. We recognized goodwill of $107,776,000 in connection with the merger. In accordance with accounting rules, the goodwill will be reviewed periodically to determine if there has been any impairment to its value. We will perform our impairment test annually following the end of each fiscal year, unless circumstances or events indicate that an impairment test should be performed sooner. While we do not currently expect to recognize a material impairment of our recorded goodwill in our fiscal year ended September 30, 2005 financial statements, we have not yet completed our impairment testing. As such, we cannot assure you that there will not be a material impairment of our goodwill. Any goodwill impairment charges we may incur could have a material adverse effect on our results of operations.
We may be required to reduce our profit margins on contracts on which we use the percentage-of-completion accounting method.
      We record sales and profits on many of our contracts using the percentage-of-completion method of accounting. As a result, revisions made to our estimates of sales and profits are recorded in the period in which the conditions that require such revisions become known and can be estimated. Although we believe that our profit margins are fairly stated and that adequate provisions for losses for our fixed-price contracts are recorded in our financial statements, as required under U.S. generally accepted accounting principles, we cannot assure you that our contract profit margins will not decrease or our loss provisions will not increase materially in the future.
Changes in stock option accounting rules may adversely impact our operating results prepared in accordance with generally accepted accounting principles.
      We have historically used broad-based employee stock option programs to hire, incentivize and retain our workforce in a competitive marketplace. Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), allows companies the choice of either using a fair value method of accounting for options, which would result in expense recognition for all options, or using an intrinsic value method, as prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), with a pro forma disclosure of the impact on net income (loss) of using the fair value option expense recognition method. We have elected to apply APB 25 and the disclosure provisions of SFAS 123 and accordingly we do not recognize any expense with respect to employee stock options as long as such options are granted at exercise prices equal to the fair value of our common stock on the date of grant.
      In December 2004, the Financial Accounting Standards Board issued Statement 123(R), “Share-Based Payment,” which requires all companies to measure compensation cost for all share-based payments, including employee stock options, at fair value. The SEC has issued rules which allow companies to implement Statement 123(R) at the beginning of the annual reporting period that begins after June 15, 2005. Consistent with the new rule, we adopted Statement 123(R) in the first quarter of our 2006 fiscal year, and will implement the new standard on a prospective basis. We are currently evaluating the effect that the adoption of Statement 123(R) will have on our financial position and results of operations, and it is possible that our adoption of this standard may adversely affect our operating results in future periods. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Recent Accounting Pronouncements” below.
Risks Related to Acquisitions
We intend to pursue selective acquisitions, which may prove difficult in the current acquisition environment for defense and intelligence businesses.
      One of our key growth strategies is to pursue selective acquisitions. Effective October 1, 2005, we acquired Radix Technologies, Inc., and we intend to pursue additional strategic acquisitions in the future.

Current valuations for businesses in the government, defense and intelligence sectors in which we operate are at historically high levels, and there is intense competition from government contractors of all types and sizes, commercial information technology providers and private equity firms for acquisition candidates operating in these sectors. In addition, we intend to seek to acquire businesses with specialized technology capabilities and products that complement or expand our existing capabilities and products, businesses that expand our relationships with existing customers and businesses that offer us opportunities to diversify or expand our customer base. These types of businesses are especially in demand in the current acquisition market, and other prospective purchasers who have substantially greater resources than we do may offer to acquire such businesses upon such economic terms that are hard for us to match. We may not be able to identify and execute suitable acquisitions in the future on terms that are favorable to us, or at all.
Acquisitions involve costs and other risks, and may not have the benefits we expect.
      In connection with acquisitions we make, we may incur significant acquisition expenses as well as amortization expenses related to intangible assets. We also may incur significant write-offs of goodwill associated with companies, businesses or technologies that we acquire. Our operating results could be adversely affected by these expenses and write-offs. Moreover, any acquisition could involve other risks, including:

•	diversion of management’s attention from existing operations;

•	potential loss of key employees or customers of acquired companies;

•	exposure to unforeseen liabilities of acquired companies; and

•	financial reporting irregularities as a result of deficient internal controls and disclosure controls and procedures of acquired companies.
      In addition, the success of our acquisition strategy will depend upon our ability to successfully integrate any businesses we may acquire in the future. The integration of these businesses into our operations may result in unforeseen events or operating difficulties, absorb significant management attention and require significant financial resources that would otherwise be available for the ongoing development of our business. These integration difficulties could include:

•	the integration of personnel with disparate business backgrounds;

•	the transition to new information systems;

•	the coordination of geographically dispersed organizations;

•	the reconciliation of different corporate cultures; and

•	the synchronization of disclosure and financial reporting controls of acquired companies with our controls and, where applicable, improvement of the acquired company’s controls.
      Since we are approaching the 750 employee “small business” size limit under the Small Business Administration Size Standards regulation, any “small business” company we acquire will likely lose its eligibility to bid or re-bid on many small business set-aside contracts once it is acquired by us. For these or other reasons, we may be unable to retain key customers of acquired companies or to retain or renew contracts of acquired companies. Moreover, any acquired business may fail to generate the revenue or net income we expected or produce the efficiencies or cost-savings that we anticipated. Any of these outcomes could materially adversely affect our operating results.
Acquisitions may require us to incur debt or issue dilutive equity.
      Our acquisition strategy may require us to incur debt or sell equity, resulting in additional leverage or dilution of ownership. Any debt we would incur to finance acquisitions would likely involve restrictions on our operations and require us to maintain certain financial ratios and secure the debt with our assets, such as accounts receivable.

Risks Related to Ownership of Our Common Stock and This Offering
Our management, whose interests may not be aligned with yours, is able to control the vote on all matters requiring stockholder approval.
      As of November 11, 2005, our executive officers (Terry L. Collins, Victor F. Sellier, Thomas E. Murdock, S. Kent Rockwell, Kerry M. Rowe, W. Joseph Carlin and Robert S. Tamaru) collectively held 9,974,364 shares, or 49.7% of our total outstanding shares of common stock. Upon consummation of this offering, our executive officers will collectively hold 9,399,364 shares, or 43.1% of our total outstanding shares of common stock. Accordingly, our executive officers as a group will continue to control the vote on all matters requiring stockholder approval, including the election of directors. The interests of our executive officers may not be fully aligned with yours. Although there is no agreement among our executive officers with respect to the voting of their shares, this concentration of ownership may delay, defer or even prevent a change in control of our company, and make transactions more difficult or impossible without the support of all or some of our executive officers. These transactions might include proxy contests, tender offers, mergers or other purchases of common stock that could give you the opportunity to realize a premium over the then-prevailing market price for shares of our common stock.
Our stock price may be volatile and you may be unable to sell your shares at or above the offering price.
      In recent years, the stock market has experienced significant price and volume fluctuations that are often unrelated to the operating performance of specific companies. Our market price may fluctuate based on a number of factors, including:

•	our operating performance and the performance of similar companies;

•	U.S. government spending levels, both generally and by our particular customers;

•	delays in the payment of our invoices by government payment offices, resulting in potentially reduced earnings during a particular fiscal quarter;

•	news announcements relating to us, our industry or our competitors;

•	changes in earnings estimates or recommendations by research analysts;

•	changes in general economic conditions;

•	the passage of legislation or other regulatory developments that affect us adversely;

•	other developments affecting us, our industry or our competitors;

•	the number of shares of our common stock that are publicly traded; and

•	actions of our current stockholders.
Sales of a significant number of shares of our common stock by existing stockholders could cause the market price of our common stock to decline.
      As of November 11, 2005, we had 20,084,273 shares of common stock outstanding. Upon the consummation of this offering, there will be 21,809,273 shares of our common stock outstanding. As of November 11, 2005, 10,103,588 shares of our common stock were held by non-affiliates of our company. The balance of our outstanding shares, including the 575,000 shares offered for sale by the selling stockholders under this prospectus, are held by our affiliates, including 9,974,364 shares held by our executive officers. In addition, as of November 11, 2005, we also had 1,684,087 shares issuable upon the exercise of outstanding stock options under our employee stock plans, all of which, upon exercise, would be freely tradable or could be sold pursuant to Rule 144 under the Securities Act.
      If our stockholders, including our affiliates, sell substantial amounts of our common stock, the market price of our common stock may decline. Although our affiliates have agreed not to sell any shares (other than the shares sold by the selling stockholders in this offering and certain shares issuable to one executive officer) for a 90 day period following this offering, our affiliates will be able to sell shares after that period under the requirements of Rule 144 under the Securities Act. See “Underwriting” below. In addition, the sale of a large number of shares, or the perception that a large number of shares will be sold, could cause the market price of our common stock to decline.
Management will have broad discretion for the use of proceeds from this offering, including the ability to apply the proceeds to uses that do not increase our operating results or market value.
      We estimate that we will receive net proceeds of approximately $45.4 million from this offering. Our management will retain broad discretion in the use of those net proceeds and could spend the net proceeds in ways that do not yield a favorable return or to which certain stockholders object. You will not have the opportunity, as part of your investment decision, to assess whether the net proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not increase our operating results or market value.

FORWARD-LOOKING STATEMENTS
      Some of the statements under “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” and elsewhere in this prospectus, and in the documents incorporated by reference in this prospectus, are forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” “will,” and “would” or similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial position, or state other forward-looking information. There may be events in the future that we are not able to predict or control accurately. The factors listed above in the section captioned “Risk Factors,” as well as other risks and cautionary language contained in this prospectus and the documents incorporated by reference in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrences of the events described in these risk factors and elsewhere in this prospectus could have a material adverse effect on our business, results of operations, and financial position.
      Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. We assume no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS
      We estimate that the net proceeds from our sale of 1,725,000 shares of common stock in this offering will be approximately $45.4 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of common stock sold by the selling stockholders.
      We intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital, capital expenditures and research and development. We may also use a portion of the net proceeds to acquire businesses, products or technologies that are complementary to our business. We currently do not have any commitments or agreements and are not involved in any negotiations with respect to any specific acquisition. Pending their use, we plan to invest the net proceeds in short term, investment-grade, interest-bearing securities.

PRICE RANGE OF COMMON STOCK
      Our common stock has traded on the Nasdaq National Market under the symbol “STST” since November 20, 2002. Prior to that date, our common stock was traded on the Nasdaq SmallCap Market.
      The following table sets forth, for the fiscal periods indicated, the range of high and low reported sales prices for our common stock on the Nasdaq National Market. For periods prior to September 29, 2004, the date of the merger of Argon Engineering and Sensytech, the prices below reflect trading in Sensytech common stock. Argon Engineering was a privately-held company prior to the merger.

Fiscal 2003	High	Low

First Quarter	$12.02	$6.93
Second Quarter	12.43	9.11
Third Quarter	14.74	9.52
Fourth Quarter	20.45	13.25

Fiscal 2004	High	Low

First Quarter	$17.27	$11.91
Second Quarter	15.87	13.45
Third Quarter	24.97	15.52
Fourth Quarter	29.43	18.80

Fiscal 2005	High	Low

First Quarter	$37.35	$22.65
Second Quarter	38.39	31.76
Third Quarter	37.00	25.32
Fourth Quarter	36.72	28.08

Fiscal 2006	High	Low

First Quarter (through November 11, 2005)	$29.57	$25.64
      On November 11, 2005, the last reported sale price for our common stock on the Nasdaq National Market was $28.20. As of November 11, 2005, there were 465 record holders of our common stock.
DIVIDEND POLICY
      Prior to the merger of Argon Engineering and Sensytech, Sensytech never paid cash dividends on its common stock. During the fiscal years ended September 30, 2004 and 2003, prior to the merger, Argon Engineering paid dividends to its stockholders of $7,851,000 and $2,462,000, respectively. Subsequent to the merger, we have not paid cash dividends on our common stock.
      For the foreseeable future, we intend to retain earnings to reinvest for future operations and growth of our business and do not anticipate paying any cash dividends on our common stock. However our board of directors, in its discretion, may decide to declare a dividend at an appropriate time in the future. A decision to pay a dividend would depend, among other factors, upon our results of operations, financial condition and cash requirements and the terms of our credit facility and any other financing agreements at the time such a payment is considered.

CAPITALIZATION
      The following table presents our capitalization and other data as of July 3, 2005:

•	on an actual basis; and

•	on an as adjusted basis to reflect the sale of 1,725,000 shares of common stock by us in this offering and our receipt of $45.4 million in estimated net proceeds, after deducting the underwriting discounts and commissions and the estimated offering expenses payable by us.

	As of July 3, 2005

	Actual	As adjusted

	(in thousands)
Cash and cash equivalents	$25,652	$71,037

Long-term debt	—	$—
Stockholders’ equity
Common stock, $0.01 par value per share:
100,000,000 shares authorized; 20,034,213 shares issued, actual; 21,759,213 shares issued, as adjusted	$200	$218
Additional paid-in capital	$157,190	$202,557
Treasury stock, at cost: 126,245 shares actual; 126,245 shares as adjusted	$(534)	$(534)
Retained earnings	$27,940	$27,940

Total stockholders’ equity	$184,796	$230,181

Total capitalization	$184,796	$230,181

      You should read this table in conjunction with “Selected Historical Consolidated Financial Data,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included in or incorporated by reference in this prospectus.
      The above information excludes:

•	1,870,472 shares of common stock issuable upon exercise of options outstanding as of July 3, 2005, at a weighted average exercise price of $8.770 per share; and

•	508,072 shares of common stock reserved as of July 3, 2005 for future issuance under our stock option and stock purchase plans.

      After July 3, 2005 and through November 11, 2005, options to purchase 176,305 shares of common stock were exercised or purchased under our employee stock plans at a weighted average price per share of $8.323 and options to purchase 9,680 shares were cancelled or forfeited at a weighted average price per share of $5.114.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
      The following sets forth the selected consolidated statement of operations and consolidated balance sheet data for each of the periods indicated. The selected financial data for the fiscal years ended September 30, 2004, 2003, 2002, 2001 and 2000 are derived from our audited consolidated financial statements and related notes, except for fiscal year 2000, which is unaudited. The selected financial data as of July 3, 2005 and for the nine months ended July 3, 2005 and June 27, 2004 are derived from our unaudited condensed consolidated financial statements. In the opinion of our management, all adjustments (consisting of normal recurring items) considered necessary for a fair presentation of the information set forth therein have been included. Operating results for the nine months ended July 3, 2005 are not necessarily indicative of results that may be expected for the fiscal year ending September 30, 2005. You should not assume that the results below indicate results that we will achieve in the future. The selected financial data presented below should be read in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included and incorporated by reference in this prospectus.
      The merger of Sensytech and Argon Engineering occurred on September 29, 2004. Although Sensytech was the legal acquirer in the transaction, the merger was accounted for as a reverse acquisition, whereby Argon Engineering was deemed to have acquired Sensytech for financial reporting purposes. Consistent with the reverse acquisition accounting treatment, our historical financial statements, including the selected financial data presented below, for periods prior to the merger date are the statements of Argon Engineering, except for stockholders’ equity which has been retroactively restated for the equivalent number of shares of Sensytech as the legal acquirer. The operations of the former Sensytech businesses have been included in the financial statements from September 29, 2004, the date of the merger.

	Nine Months Ended
			Years Ended September 30,
	July 3,	June 27,
	2005	2004	2004	2003	2002	2001	2000

							(unaudited)
	(unaudited)
	(In thousands, except per share data)
Contract revenues	$188,073	$89,026	$129,184	$79,349	$61,759	$41,396	$19,103
Cost of revenues	151,534	73,528	107,307	65,271	51,034	35,169	16,397

Gross margin	36,539	15,498	21,877	14,078	10,725	6,227	2,706
General and administrative expenses	11,305	4,749	5,905	5,844	5,181	3,101	964

Income from operations	25,234	10,749	15,972	8,234	5,544	3,126	1,742
Interest income, net	528	80	154	31	62	42	102

Income before income taxes	25,762	10,829	16,126	8,265	5,606	3,168	1,844
Provision for income taxes	(10,043)	(3,996)	(6,177)	(2,696)	(2,021)	(1,139)	(702)

Net income	$15,719	$6,833	$9,949	$5,569	$3,585	$2,029	$1,142

Earnings per share
Basic	$0.80	$0.56	$0.81	$0.47	$0.32	$0.21	$0.12

Diluted	$0.76	$0.51	$0.74	$0.44	$0.29	$0.16	$0.10

Balance sheet data:
Cash and cash equivalents	$25,652	$5,628	$29,732	$4,100	$5,231	$4,215	$1,505
Total assets	$233,807	$49,223	$221,741	$23,736	$20,090	$15,163	$5,641
Total debt	$113	$338	$282	$34	$172	$309	$447
Stockholders’ equity	$184,796	$17,235	$160,925	$11,010	$7,944	$4,323	$2,352
Other data:
Backlog (unaudited)	$268,388	$169,420	$228,819	$157,070	$96,799	$76,380	$25,134
Dividends	$—	$—	$7,851	$2,462	$—	$—	$—

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Overview

General
      We are a leading systems engineering and development company providing full-service C4ISR (command, control, communications, computers, intelligence, surveillance and reconnaissance) systems to a wide range of defense and intelligence customers. Our systems provide communications intelligence, electromagnetic intelligence, electronic warfare and information operations capabilities that enable our defense and intelligence customers to detect, evaluate and respond to potential threats. These systems are deployed on a range of military and strategic platforms including surface ships, submarines, unmanned underwater vehicles (UUV), aircraft, unmanned aerial vehicles (UAV), land mobile vehicles, fixed site installations and re-locatable land sites.

Basis of Discussion
      On September 29, 2004, a wholly owned subsidiary of Sensytech merged with and into Argon Engineering in an acquisition whereby each outstanding share of Argon Engineering common stock was converted into two shares of Sensytech common stock. As a result of the merger, the former Argon Engineering stockholders acquired approximately 65.6% of the issued and outstanding shares of Sensytech common stock. As part of the overall transaction, Sensytech changed its name to Argon ST, Inc. While Sensytech was the legal acquirer, the acquisition was accounted for as a reverse acquisition, whereby Argon Engineering was deemed to have acquired Sensytech for financial reporting purposes.
      Management’s discussion and analysis addresses our historical results of operations and financial condition as shown in our audited consolidated financial statements for the fiscal years ended September 30, 2004, 2003 and 2002 and our unaudited condensed consolidated financial statements for the nine months ended July 3, 2005 and June 27, 2004, respectively. Consistent with the reverse acquisition accounting treatment applied to the merger, our historical financial statements presented in this prospectus for periods prior to the acquisition date are the statements of Argon Engineering (except for stockholders’ equity which has been retroactively restated for the equivalent number of shares of Sensytech as the legal acquirer). The operations of the former Sensytech businesses have been included in the financial statements and other financial information from the date of acquisition.

Revenues
      Our revenues are primarily generated from the design, development, production, installation and support of complex sensor systems under contracts primarily with the U.S. government and major domestic prime contractors, as well as with foreign governments, agencies and defense contractors.
      Our government contracts can be divided into three major types: cost reimbursable contracts, fixed-price contracts, and time and materials contracts. Cost reimbursable contracts are primarily used for system design and development activities involving considerable risks to the contractor, including risks related to cost estimates on complex systems, performance risks associated with real time signal processing, embedded software, high performance hardware requirements that are not fully understood by the customer or us, the development of technology that has never been used, and interfaces with other systems that are in development or are obsolete without adequate documentation. Fees under these contracts are usually fixed at the time of negotiation; however, in some cases the fee is an incentive or award fee based on cost, schedule, and performance or a combination of those factors. Although the U.S. government customer assumes the cost risk on these contracts, the contractor is not allowed to exceed the cost ceiling on the contract without the approval of the customer.
      Fixed-price contracts are typically used for the production of systems. Development activities similar to activities performed under previous contracts are also usually covered by fixed-price contracts, due to the low risk involved. In these contracts, cost risks are borne entirely by the contractor. Some fixed-price contracts include an award fee or an incentive fee as well as the negotiated profit. Most foreign customers, and some U.S. customers, use fixed-price contracts for design and development work even when the work is considered high risk. Time and materials contracts are based on hours worked, multiplied by approved labor rates, plus other costs incurred and allocated.
      The following table represents our revenue concentration by contract type for the periods indicated:

			Fiscal Year
			Ended
	Nine Months Ended		September 30,

Contract Type	July 3, 2005	June 27, 2004	2004	2003

Fixed-price contracts	79%	72%	71%	46%
Cost reimbursable contracts	16%	19%	19%	51%
Time and materials contracts	5%	9%	10%	3%
      Generally, we experience revenue growth when systems move from the development stage to the production stage due to increases in sales volumes from production of multiple systems and when we add new customers or are successful in selling new systems to existing customers. Our current production work has been derived from programs for which we have performed the initial development work. These programs are next generation systems replacing existing, obsolete systems that were developed by other companies. We were able to displace these companies primarily on the basis of technological capability. We believe that the current state of world affairs and the U.S. government’s emphasis on protecting U.S. citizens will cause funding of these programs to continue.
Backlog
      We define backlog as the funded and unfunded amount provided in contracts less previously recognized revenue and exclude all unexercised options on contracts. Some contracts where work has been authorized carry a funding ceiling that does not allow us to continue work on the contract once the customer obligations have reached the funding ceiling. In such cases, we are required to stop work until additional funding is added to the contract. Our experience in this case is very rare and therefore we generally carry the entire amount that the customer intends to execute as backlog when we are confident that the customer has access to the required funding for the contract.
      In general, most of our backlog results in sales in subsequent fiscal years, as we maintain minimal inventory and therefore the lead time on ordering and receiving material and increasing staff to execute programs has a lag time of several months from the receipt of order.
      Our funded backlog does not include the full value of our contracts because Congress often appropriates funds for a particular program or contract on a yearly or quarterly basis, even though the contract may call for performance that is expected to take a number of years.
      From time to time, we will exclude from backlog portions of contract values of very long or complex contracts where we judge revenue could be jeopardized by a change in U.S. government policy. Because of possible future changes in delivery schedules and cancellations of orders, backlog at any particular date is not necessarily representative of actual sales to be expected for any succeeding period, and actual sales for the year may not meet or exceed the backlog represented. We may experience significant contract cancellations that were previously booked and included in backlog.
      At the dates indicated, our backlog consisted of the following:

		September 30,

	July 3, 2005	2004	2003	2002

Funded	$198,811,000	$222,222,000	$146,418,000	$81,533,000
Unfunded	$69,577,000	$6,597,000	$10,652,000	$15,266,000

Total	$268,388,000	$228,819,000	$157,070,000	$96,799,000

      Of the total unfunded backlog at July 3, 2005, $51,000,000 pertains to a new airborne program signed in April 2005. The contract is scheduled to be funded incrementally through fiscal year 2008, and $3,500,000 was funded following the end of the third quarter of fiscal year 2005. As of September 15, 2005, we have been ordered to stop work on this program. See “Risk Factors — We have received a stop-work order under one of our subcontracts, and our work on the related program may be terminated or modified unfavorably” above.
      Backlog as of September 30, 2004 includes backlog acquired from Sensytech of $30,715,000. For fiscal years 2003 and 2002 backlog reflects Argon Engineering backlog only.

Cost of Revenues
      Cost of revenues consist of direct costs incurred on contracts such as labor, materials, travel, subcontracts and other direct costs and indirect costs associated with overhead expenses such as facilities, fringe benefits and other costs that are not directly related to the execution of a specific contract. We plan indirect costs on an annual basis and on cost reimbursable contracts we receive U.S. government approval to bill those costs as a percentage of our direct labor, other direct costs and direct materials as we execute our contracts. The U.S. government approves the planned indirect rates as provisional billing rates near the beginning of each fiscal year.

General and Administrative Expenses
      Our general and administrative expenses include administrative salaries, costs related to proposal activities, internally funded research and development, and other administrative costs.

Interest Income, Net
      Net interest income is derived solely from interest earned on cash reserves maintained in short term bank accounts and are therefore subject to short-term interest rates that have minimal risk.

Research and Development
      We conduct internally funded research and development into complex signal processing, system and software architectures, and other technologies that are important to continued advancement of our systems and are of interest to our current and prospective customers.
      Our current customers are now investing in new capabilities required to keep systems current with modern threats. As a result, our internal investments have shifted to examinations of future technologies and to products of interest to potential new customers.
      We believe that our continued success depends, in a large part, on our ability to develop new technology and apply new technology developed by others to solve the problems of our customers. Total research and development expenditures incurred by us consist of the following for the periods shown:

	Nine Months	Fiscal Year Ended September 30,
	Ended
	July 3, 2005	2004	2003	2002

Internal research and development	$4,034,000	$1,301,000	$2,187,000	$3,015,000
Customer funded research and development	$9,658,000	$26,730,000	$47,005,000	$24,471,000

Total	$13,692,000	$28,031,000	$49,192,000	$27,486,000

      Internal research and development is a small portion of our overall research and development, as U.S. government funded research and development constitutes the majority of our activities in this area.

Critical Accounting Practices and Estimates

General
      Our discussion and analysis of our financial condition and results of operations are based upon our financial statements. These financial statements are prepared in accordance with accounting principles generally accepted in the United States, which require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ significantly from those estimates. We believe that the estimates, assumptions, and judgments involved in the accounting practices described below have the greatest potential impact on our financial statements and, therefore, consider these to be critical accounting practices.

Revenue and Cost Recognition

General
      The majority of our contracts, which are with the U.S. government, are accounted for in accordance with the American Institute of Certified Public Accountants Statement of Position 81-1, Accounting for Performance of Construction-Type and Production-Type Contracts. These contracts are transacted using written contractual arrangements, most of which require us to design, develop, manufacture and/or modify complex products and systems, and perform related services according to specifications provided by the customer. We account for fixed-price contracts by using the percentage-of-completion method of accounting. Under this method, contract costs are charged to operations as incurred. A portion of the contract revenue, based on estimated profits and the degree of completion of the contract as measured by a comparison of the actual and estimated costs, is recognized as revenue each period. In the case of contracts with materials requirements, revenue is recognized as those materials are applied to the production process in satisfaction of the contracts’ end objectives. We account for cost reimbursable contracts by charging contract costs to operations as incurred and recognizing contract revenues and profits by applying the negotiated fee rate to actual costs on an individual contract basis. Management reviews contract performance, costs incurred, and estimated completion costs regularly and adjusts revenues and profits on contracts in the period in which changes become determinable.
      Anticipated losses on contracts are also recorded in the period in which they become determinable. Unexpected increases in the cost to develop or manufacture a product, whether due to inaccurate estimates in the bidding process, unanticipated increases in material costs, inefficiencies, or other factors are borne by us on fixed-price contracts, and could have a material adverse effect on our results of operations and financial condition. Unexpected cost increases in cost reimbursable contracts may be borne by us for purposes of maintaining customer relationships. If the customer agrees to fund cost increases on cost type contracts, the additional work does not have any profit and therefore dilutes margin.

AN/SLQ-25A Contract
      We historically recorded the AN/SLQ-25A Surface Ship Torpedo Defense System (SSTD) contract at zero margin. Revenue from this contract amounted to approximately 7.0% of our pro forma revenues for the fiscal year ended September 30, 2004, approximately 4.8% of our revenues for the nine months ending July 3, 2005 and approximately 6.5% of our pro forma revenues for the nine months ending June 27, 2004 (see “— Historical Operating Results — Fiscal Year Ended September 30, 2004 Compared to Fiscal Year Ended September 30, 2003 — Pro Forma Financial Results of Operation” below). This contract was acquired as part of Sensytech’s acquisition of certain assets of FEL Corporation during 2002 and was performing at a potential loss at the date of acquisition. Based on the historical experience of awarded change orders on the SSTD contract and our ongoing discussions with the customer, we deemed future change orders probable to enable the contract to break even (i.e., eliminating any potential loss on the contract). We have favorably performed under the contract since the date the contract was acquired from FEL Corporation and management has worked with the customer to reduce any potential loss through approved change orders. As of July 3, 2005, there were 28 change orders awarded for a total contract value of $59,264,000. Through July 3, 2005, we did not recognize any profit on the contract. During the fourth quarter of fiscal year 2005, we received additional change orders and funding of $9.1 million under the contract. Based on current funding, we project that the contract will realize a modest profit of $622,000 through its completion in fiscal year 2008. We began recognizing profit on the contract during the fourth quarter of fiscal year 2005 upon award of the change orders.

Indirect Rate Variance
      We record contract revenues and costs of operations for interim reporting purposes based on annual targeted indirect rates. At year-end, the revenues and costs are adjusted for actual indirect rates. During our interim reporting periods, variances may accumulate between the actual indirect rates and the annual targeted rates. Timing-related indirect spending variances are not applied to contract costs, research and development, and general and administrative expenses, but are included in unbilled receivables during these interim reporting periods. These rates are reviewed regularly, and we record adjustments for any material, permanent variances in the period they become determinable.
      Our accounting policy for recording indirect rate variances is based on management’s belief that variances accumulated during interim reporting periods will be absorbed by management actions to control costs during the remainder of the year. We consider the rate variance to be unfavorable when the actual indirect rates are greater than our annual targeted rates. During interim reporting periods, unfavorable rate variances are recorded as reductions to operating expenses and increases to unbilled receivables. Favorable rate variances are recorded as increases to operating expenses and decreases to unbilled receivables.
      If we anticipate that actual contract activities will be different than planned levels, there are alternatives we can utilize to absorb the variance: we can adjust planned indirect spending during the year; modify our billing rates to our customers; or record adjustments to expense based on estimates of future contract activities.
      If our rate variance is unfavorable, the modification of our billing rates will likely increase revenue and operating expenses. Profit percentages on fixed-price contracts will generally decline as a result of an increase to indirect costs unless compensating savings can be achieved in the direct costs to complete the projects. Profit percentages on cost reimbursable contracts will generally decline as a percentage of total costs as a result of an increase in indirect costs even if the cost increase is funded by the customer. If our rate variance is favorable, the modification of our billing rates will decrease revenue and operating expenses. In this event, profit percentages on fixed-price contracts will generally increase. Profit percentages on cost reimbursable contracts will generally be unaffected as a result of any reduction to indirect costs, due to the fact that programs will typically expend all of the funds available. Any impact on operating income, however, will depend on a number of other factors, including mix of contract types, contract terms and anticipated performance on specific contracts.
      At July 3, 2005, the unfavorable rate variance was approximately $3,000,000. Management took actions, including additions to engineering staff and improved utilization of that staff in program performance, to reduce the unfavorable rate variance beginning in the third quarter of fiscal year 2005 and these actions continued to have a favorable impact on the rate variance in the fourth quarter of fiscal 2005. By the end of fiscal year 2005, these actions were successful in reducing the variance to an amount that management believes will not have a material impact on fourth quarter results.

Award Fee Recognition
      Our practice for recognizing interim fee on our cost-plus-award-fee contracts is based on management’s assessment as to the likelihood that the award fee or an incremental portion of the award fee will be earned on a contract-by-contract basis. Management’s assessments are based on numerous factors, including contract terms, nature of the work performed, our relationship and history with the customer, our history with similar types of projects, and our current and anticipated performance on the specific contract. No award fee is recognized until management determines that it is probable that an award fee or portion thereof will be earned. Actual fees awarded are typically within management’s estimates. However, changes could arise within an award fee period causing management to either lower or raise the award fee estimate in the period in which it occurs.

Goodwill
      Costs in excess of the fair value of tangible and identifiable intangible assets acquired and liabilities assumed in a business combination are recorded as goodwill. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” companies no longer amortize goodwill, but instead test for impairment at least annually using a two-step approach. Impairment of goodwill is tested at the reporting unit level by comparing the reporting unit’s carrying amount, including goodwill, to the fair value of the reporting unit. The fair value of the reporting unit is estimated using a combination of the income, or discounted cash flows approach and the market approach, which utilizes comparable companies’ data. If the carrying amount of the unit exceeds its fair value, goodwill is considered impaired and a second step is performed to measure the amount of impairment loss, if any. We will perform our annual impairment test following the end of each fiscal year, unless circumstances or events indicate that an impairment test should be performed sooner.

Accounts Receivable
      We are required to estimate the collectibility of our accounts receivable. Judgment is required in assessing the realization of such receivables, and the related reserve requirements are based on the best facts available to us. Since most of our revenue is generated under U.S. government contracts, our current accounts receivable reserve is not significant.
Historical Operating Results
Nine Months Ended July 3, 2005 compared to Nine Months Ended June 27, 2004
      The following table sets forth certain items, including consolidated revenues, cost of revenues, general and administrative expenses, income tax expense and net income, and the changes in these items for the periods indicated:

	Nine Months Ended
			Increase 2005
	July 3, 2005	June 27, 2004	Compared to 2004

Contract revenues	$188,073,000	$89,026,000	$99,047,000
Cost of revenues	151,534,000	73,528,000	78,006,000
General and administrative expenses	11,305,000	4,749,000	6,556,000
Provision for income taxes	10,043,000	3,996,000	6,047,000
Net income	15,719,000	6,833,000	8,886,000

Revenues
      Revenues increased approximately 111% for the nine months ended July 3, 2005, as compared to the nine months ended June 27, 2004. The increase is primarily attributable to the additional revenues generated from the merger with Sensytech (see pro forma data below), increased international contract activity, the increased activity on a new airborne program, and the continued transition to full rate production on three major systems programs in the nine months ended July 3, 2005. As production has increased, the material content has increased by 206% over the prior year period. These three production programs contributed 50% of the revenue during this period.

Cost of Revenues
      Cost of revenues increased approximately 106% for the nine months ended July 3, 2005 as compared to the nine months ended June 27, 2004. The increase is attributable to the merger with Sensytech (see pro forma data below) and the related material and labor costs associated with the increased business volume from our fixed-price production contracts. Cost of revenues as a percentage of revenues was 81% and 83% for the nine months ended July 3, 2005 and June 27, 2004, respectively. We continue to be successful in controlling labor cost increases, as we have leveraged our growing software product line across a broader base of programs, thereby enabling us to achieve cost efficiencies in satisfying program requirements for software deliveries. Material cost savings have been achieved as a result of improved pricing from vendors through the practice of purchasing in higher volumes across multiple programs. In addition, as we have increased the rate of systems production, we have experienced efficiencies in our production processes, resulting in lower costs. During the nine months ended July 3, 2005, our percentage of revenue from fixed-price contracts increased to 79% from 72% for the prior fiscal year nine month period. Historically, fixed-price contracts produce higher margins than cost reimbursable contracts, resulting in a lower percentage of cost to revenue.

General and Administrative Expenses
      General and administrative expenses increased approximately 138% for the nine months ended July 3, 2005, as compared to the nine months ended June 27, 2004. The increase was due to an increase in internal research and development costs of $2,876,000, costs of $1,288,000 associated with financial systems consolidation related to the Sensytech merger and Sarbanes-Oxley Section 404 compliance, and an increase in salaries expense of $822,000 as a result of increased staff.

Interest Income and Interest Expense
      Interest income increased approximately $448,000 for the nine months ended July 3, 2005, as compared to the nine months ended June 27, 2004. During the nine months ended July 3, 2005, we maintained an average cash balance of $30,938,000, compared to $8,338,000 maintained during the nine months ended June 27, 2004. These higher cash balances, combined with higher interest rates on short term investments, resulted in higher interest income. Interest expense was not significant in the nine months ended July 3, 2005 and June 27, 2004.

Income Tax Expense
      Our effective income tax rate increased to 39.0% for the nine months ended July 3, 2005, compared to an effective rate of 36.9% for the nine months ended June 27, 2004. The increased rate is due primarily to an increase in the federal statutory rate from 34% to 35%, an increase in the effective state tax rate from 3.9% to 4.4% and an anticipated decrease of approximately 1% in the research and development tax credit effective rate.

Net Income
      As a result of the above, net income increased approximately $8,886,000, or 130%, for the nine months ended July 3, 2005 compared to the nine months ended June 27, 2004. The effect of increased sales volume, the merger with Sensytech and operations cost savings noted above has yielded greater efficiencies contributing to this increase. In addition, we successfully met critical milestones on two fixed-price programs, enabling increases to the profit rates on those programs.
Pro Forma Financial Results of Operations
      The following unaudited condensed combined pro forma results of operations reflect the pro forma combination of Argon Engineering and Sensytech as if the combination had occurred at the beginning of the period presented, compared with the historical results of operations for Argon Engineering for the same period.
      These unaudited pro forma condensed combined results of operations were prepared based on the historical financial statements of Argon Engineering, and the historical financial statements of Sensytech, adjusted in accordance with SFAS No. 141 as presented in Note 3 of our Unaudited Condensed Consolidated Financial Statements beginning on page F-6 of this prospectus. The unaudited pro forma condensed combined results of operations do not purport to represent what our results of operations would have been if such transaction had occurred at the beginning of the period presented, and are not necessarily indicative of our future results. These unaudited pro forma condensed combined results of operations should be read in conjunction with our historical unaudited condensed consolidated financial statements for the nine months ended July 3, 2005 and notes thereto included in this prospectus.

	Nine Months Ended
	June 27, 2004

	Historical	Pro Forma

Revenue	$89,026,000	$132,990,000
Income from operations	10,749,000	15,295,000
Net income	6,833,000	9,633,000
Basic earnings per share	$0.56	$0.51
Diluted earnings per share	$0.51	$0.48
Basic weighted average shares	12,236,000	18,785,000
Diluted weighted average shares	13,308,000	20,030,000
      Pro forma revenues attributable to Sensytech were $43,964,000 for the nine months ended June 27, 2004. Pro forma income from operations attributable to Sensytech was $5,541,000 for the nine months ended June 27, 2004. Pro forma net income attributable to Sensytech was $3,414,000 for the nine months ended June 27, 2004. Pro forma depreciation and amortization on the write up of tangible and intangible assets, in accordance with SFAS 141, was $995,000 for the nine months ended June 27, 2004, and the after tax effect was $614,000.
Fiscal Year Ended September 30, 2004 compared to Fiscal Year Ended September 30, 2003

Revenues
      Revenues increased approximately $49,835,000 to approximately $129,184,000 for fiscal year 2004 compared with approximately $79,349,000 for fiscal year 2003. This represents a 63% increase for the fiscal year 2004 compared to the fiscal year 2003, and was caused by increased contract award activities. This increased order activity led to a significant increase in contract work during 2004 and was supplemented by the start of a full rate production contract. The increase in revenue was comprised of an increase in fixed-price contract revenue of $55,204,000, offset in part by a decrease in cost type contract revenue of $5,369,000. This change in contract revenue mix is the result of the transition of systems to production following completion of development cycles.
      Fiscal year 2004 year-end backlog increased approximately 46% compared with fiscal year 2003 year-end backlog. The increase in backlog in 2004 was primarily the result of an increase in new orders from the U.S. government for production of ship and submarine systems under fixed-price contracts, and backlog of approximately $30,715,000 acquired in the merger with Sensytech.
      New orders increased 21% for the fiscal year 2004 compared to fiscal year 2003. This increase is a result of full rate production orders for ship systems.

Cost of Revenues
      Cost of revenues increased $42,036,000 or 64% to $107,307,000 for fiscal year 2004 from $65,271,000 for fiscal year 2003. This increase was primarily comprised of an increase in direct labor of $3,712,000 and an increase in materials costs of $32,578,000 to support the increase in production activities for system delivery. The increase in materials costs is a direct result of work performed on production contracts during 2004. The increase in cost of revenue reflected an increase of fixed-price contract costs of $46,690,000, offset in part by a decrease in cost type contract costs of $5,246,000. The change in contract cost mix is the result of the increase in system production work during 2004. Cost of revenues as a percentage of revenues was 83% and 82% for the fiscal years ended September 30, 2004 and 2003, respectively.

General and Administrative Expenses
      General and administrative expenses increased $61,000, or 1% to $5,905,000 for the fiscal year 2004 from $5,844,000 for fiscal year 2003. The substantially flat level of general and administrative expenses reflects a reduction in internally funded research and development expenses of $886,000 from $2,187,000 in 2003 to $1,301,000 in 2004 as personnel resources were diverted to contract efforts, partially offset by an increase in other general and administrative labor costs associated with the increase in business volume.

Interest Income and Interest Expense
      Interest income increased $132,000 to $167,000 for the fiscal year 2004 from $35,000 for the fiscal year 2003. This increase was a result of a larger average cash balance, which allowed for investment in higher yield short-term investments resulting in higher average interest rates during the fiscal year 2004 compared to the fiscal year 2003. Interest expense was not significant in fiscal years 2004 and 2003.

Income Tax Expense
      Provision for income tax increased $3,481,000 or 129% to $6,177,000 for fiscal year 2004 from $2,696,000 for fiscal year 2003. The fiscal year 2004 effective tax rate was 38.3% compared to 32.6% in 2003. This increase was primarily due to the reduced impact that the research and development tax credit had on the 2004 effective tax rate compared to the 2003 effective tax rate.

Net Income
      As a result of the above, net income increased $4,380,000 or 79% to $9,949,000 for fiscal year 2004 from $5,569,000 for fiscal year 2003.
Fiscal Year Ended September 30, 2003 compared to Fiscal Year Ended September 30, 2002

Revenues
      Revenues increased $17,590,000 to approximately $79,349,000 for the fiscal year ended September 30, 2003 compared with approximately $61,759,000 for the fiscal year ended September 30, 2002. This represents a 28% increase for the fiscal year ended September 30, 2003 compared to the fiscal year ended September 30, 2002, and was caused primarily by increased backlog at the end of fiscal year 2002 and initial work on a production contract. Backlog at the end of the fiscal year 2002 increased approximately $20,400,000 over the backlog of the fiscal year ended September 30, 2001. Approximately $12,000,000 of the increased revenue was the result of the development of a U.S. submarine system and the initial production revenue from a ship system. Over $4,000,000 of increased revenue was a result of design work for a U.S. Army airborne reconnaissance system.
      In accordance with our revenue recognition practices on the percentage-of-completion basis, receipt of materials under the ship system production contract and the application of those materials to production represented achievement against the contract’s end objectives. We were awarded the contract in the second quarter of fiscal year 2003, and began receiving materials for system production in the third and fourth quarters of fiscal year 2003.

Cost of Revenues
      Cost of revenues increased $14,237,000 to approximately $65,271,000 for the fiscal year ended September 30, 2003 compared with approximately $51,034,000 for the fiscal year ended September 30, 2002. This represents a 28% increase for the fiscal year ended September 30, 2003 compared to the fiscal year ended September 30, 2002. The increase was primarily a result of an increase in direct labor of $2,580,000, an increase in direct material of $8,544,000, and an increase in subcontracted work of

$918,000. The increase in direct labor also increased overhead expenses associated with the direct labor. The increased labor and material costs were a result of increased backlog and new orders in fiscal year ended September 30, 2003. Cost of revenues as a percentage of revenues was 82% for the fiscal years ended September 30, 2003 and 2002, respectively.

General and Administrative Expense
      General and administrative expenses increased $663,000 to approximately $5,844,000 for the fiscal year ended September 30, 2003 compared to approximately $5,181,000 for the fiscal year ended September 30, 2002. This represents a 13% increase for the fiscal year ended September 30, 2003 compared to the fiscal year ended September 30, 2002. This increase was primarily attributable to significant increases in bid and proposal costs associated with the pursuit of major new business opportunities.

Interest Income and Income Expense
      Interest income decreased $43,000 for the fiscal year ended September 30, 2003 to $35,000, from interest income of $78,000 for the fiscal year ended September 30, 2002. The decrease was primarily the result of significantly lower interest rates during the period. Interest expense was not significant in the fiscal years ending September 30, 2003 and 2002.

Income Tax Expense
      Income tax expense increased $675,000 to approximately $2,696,000 for the fiscal year ended September 30, 2003 compared to approximately $2,021,000 for the fiscal year ended September 30, 2002. The effective rate decreased to 32.6% in 2003 from 36.1% in 2002. This decrease was primarily due to the increased research and development tax credit and its impact on the 2003 effective tax rate compared to the 2002 effective tax rate.

Net Income
      As a result of the above, net income increased $1,984,000 or 55%, to $5,569,000 for fiscal year 2003 from $3,585,000 for fiscal year 2002.
Pro Forma Financial Results of Operations
      The following unaudited condensed combined pro forma results of operations reflect the pro forma combination of the Argon Engineering and the acquired Sensytech business as if the combination had occurred at the beginning of the periods presented, compared with the historical results of operations for Argon Engineering for the same periods.
      These unaudited condensed combined pro forma results of operations were prepared based on the historical financial statements of Argon Engineering under the assumptions set forth in the footnotes accompanying the financial statements. We believe that the assumptions used provide a reasonable basis for presenting the significant effects directly attributable to the merger transaction. The unaudited pro forma condensed combined results of operations do not purport to represent what our results of operations would have been if such transaction had occurred at the beginning of the periods presented, and are not necessarily indicative of our future results. These unaudited pro forma condensed combined results of operations should be read in conjunction with our historical consolidated financial statements and notes thereto included in this prospectus.

	Twelve Months Ended September 30,

	2004		2003		2002

	Historical	Pro Forma	Historical	Pro Forma	Historical	Pro Forma

Revenue	$129,184,000	$189,792,000	$79,349,000	$132,532,000	$61,759,000	$94,049,000
Income from operations	15,972,000	23,132,000	8,234,000	13,874,000	5,544,000	8,144,000
Net income	9,949,000	14,386,000	5,569,000	8,979,000	3,585,000	5,132,000
Basic earnings per share	$0.81	$0.76	$0.47	$0.50	$0.32	$0.34
Diluted earnings per share	$0.74	$0.71	$0.44	$0.48	$0.29	$0.31
Basic weighted average shares	12,308,000	18,914,000	11,770,000	17,874,000	11,166,000	15,220,000
Diluted weighted average shares	13,367,000	20,156,000	12,620,000	18,882,000	12,558,000	16,738,000
      Revenues attributable to Sensytech were $60,608,000, $53,183,000, and $32,290,000 for fiscal years 2004, 2003, and 2002, respectively. Income from operations attributable to Sensytech was $6,033,000, $6,693,000 and $3,653,000 for fiscal years 2004, 2003, and 2002, respectively. Net income attributable to Sensytech was $3,749,000, $4,052,000, and $2,189,000 for fiscal years 2004, 2003, and 2002, respectively. Depreciation and amortization on the write up of tangible and intangible assets, in accordance with SFAS 141, was $82,000 and $971,000 respectively for each of fiscal years 2004, 2003 and 2002 and the after tax effect was $50,000 and $592,000 respectively. The one time merger costs and expenses, incurred by Sensytech, of approximately $2,180,000 before tax and $1,330,000 after tax were added back to the pro forma results for 2004.
Analysis of Liquidity and Capital Resources
      Our primary source of liquidity is cash provided by our operating activities. On July 3, 2005, we had cash of $25,652,000 compared to cash of $29,732,000 on September 30, 2004. This decrease in cash of $4,080,000 was the result of an increase in billed and unbilled receivables of $14,380,000 (including approximately $3,000,000 in unbilled receivables related to indirect rate variances), and a decrease in deferred revenue of $16,994,000, partially offset by net income earned during the nine months ended July 3, 2005 of $15,719,000 and an increase in accounts payable and accrued expense of $14,042,000.
      While billed and unbilled receivables continue to increase over the prior year, the percentage of receivables to revenue actually has decreased. At July 3, 2005, the percentage of receivables to annualized revenue was 30.0% compared to 32.5% at June 27, 2004. Based on pro forma amounts at June 27, 2004, which include Sensytech receivables and revenues, the percentage of receivables to revenues was 37.2%.
      We have a $15,000,000 line of credit with Bank of America. The line of credit is for two years and is scheduled to expire on February 28, 2006. The total borrowing base generally cannot exceed the sum of 90% of qualified government accounts receivable and 80% of qualified non-government accounts receivable. Total letters of credit at July 3, 2005 were $1,554,000. The line of credit is available to finance the performance of government contracts, to support the issuance of stand-by letters of credit, and for short-term working capital purposes. At July 3, 2005, there were no borrowings under the line of credit. The line of credit less the letters of credit provided loan availability of $13,446,000 at July 3, 2005. Based on current backlog, projected contract revenue, and planned capital expenditures, we do not anticipate the need for any cash other than cash generated from operations during the next twelve months. This planning does not assume any acquisitions that would require cash.

      The bank agreement establishes the interest rate at the LIBOR plus 200 to 285 basis points, determined by our ratio of funded debt to earnings before interest, taxes, depreciation and amortization. All borrowings under the line of credit are collateralized by all of our personal property. The agreement also contains various covenants as to dividend restrictions, working capital, tangible net worth, earnings and debt-to-equity ratios. Unused commitment fees of one quarter of one percent per annum are required.
      Net cash used in operating activities was $4,581,000 for the nine months ending July 3, 2005, compared to net cash provided by operating activities of $3,708,000 for the nine months ended June 27, 2004. The decrease in net cash from operating activities for the nine months ended July 3, 2005 period compared to the nine months ended June 27, 2004 was primarily caused by a decrease in deferred revenues of $24,096,000 and a decrease in income taxes payable of $2,111,000, partially offset by an increase in net income of $8,886,000 and a decrease in billed and unbilled accounts receivable of $8,393,000, and an increase in accounts payable and accrued expense of $4,743,000. Deferred revenue occurs when event or time based payments on fixed-price contracts exceed the amount of revenue recognized on those contracts as of the applicable measurement date. As we continue work on those contracts and the excess billing amount decreases, we recognize additional revenue on those contracts. During the nine months ended July 3, 2005, we made tax payments of $10,989,000.
      Net cash used by investing activities was $3,852,000 in the nine months ended July 3, 2005, compared to $1,876,000 in the nine months ended June 27, 2004. The increase in cash used by investing activities was due to the acquisition of test equipment, computer resources and software, and completion of our Systems Engineering Test Center (SETC) in Fayette County, Pennsylvania. It is expected that the equipment acquisition and related costs will continue as we replace older equipment and will increase in approximately the same proportion as our employee base increases.
      Net cash provided by financing activities was $4,353,000 in nine months ended July 3, 2005 as compared to net cash used in financing activities of $304,000 in nine months ended June 27, 2004. The increase in cash provided by financing activities is primarily the result of proceeds from exercises of stock options and purchases of common stock under our employee stock plans. During the nine months ended June 27, 2004, we purchased and retired $664,000 of common stock, and in connection with the repurchase, issued a note payable of $451,000 of which $113,000 was outstanding as of July 3, 2005.
Contractual Obligations and Commitments
      As of July 3, 2005, our contractual cash obligations were as follows:

	Total	Due in 2005	Due in 2006	Due in 2007	Due in 2008	Due in 2009	Thereafter

Operating leases	$26,675,000	$1,377,000	$5,371,000	$5,329,000	$5,328,000	$3,229,000	$6,041,000
Note payable	113,000	57,000	56,000	—	—	—	—
Line of credit	—	—	—	—	—	—	—

Total	$26,788,000	$1,434,000	$5,427,000	$5,329,000	$5,328,000	$3,229,000	$6,041,000

      As of July 3, 2005, our other commercial commitments were as follows:

	Total	Less Than 1 Year	1-3 Years

Letters of credit	$1,554,000	$1,050,000	$504,000
      We have no long-term debt obligations, capital lease obligations, operating lease obligations, contractual purchase obligations, or long-term liabilities other than those shown above. We also have no off-balance sheet arrangements of any kind.
Recent Accounting Pronouncements
      In June 2005, the FASB issued FASB Statement No. 154 (“Statement No. 154”) Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3. Opinion No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of the change to the new accounting principle. Statement No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. Statement No. 154 is effective for the accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We will adopt Statement No. 154 in the fiscal year beginning October 1, 2006.
      In December 2004, the FASB issued FASB Statement No. 123 (revised 2004), Share-Based Payment (“Statement No. 123(R)”), which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement No. 123(R) requires that the compensation cost related to share-based payment transactions be recognized in financial statements. In April 2005, the Securities and Exchange Commission issued Release 33-8568 which allows companies to implement Statement No. 123(R) at the beginning of the annual reporting period that begins after June 15, 2005. Consistent with the new rule, we intend to adopt Statement No. 123(R) in the first quarter of our 2006 fiscal year, and to implement the standard on a prospective basis.
      The effects of the adoption of Statement No. 123(R) on our results of operations and financial position will be dependent upon a number of factors, including the number of employee stock options outstanding and unvested, the number of employee options that may be granted in the future, the future market value and volatility of our stock price, movements in the risk-free rate of interest, stock option exercise and forfeiture patterns, and the stock option valuation model used to estimate the fair value of each option. As a result of these variables, it is not yet possible to reliably estimate the effect of the adoption of Statement No. 123(R) on our results of operations and earnings per share. Note 4 of the Notes to Unaudited Condensed Consolidated Financial Statements for the nine months ended July 3, 2005, found on page F-7 of this prospectus, provides an indication of the effects of adoption assuming the use of the Black-Scholes option pricing model to estimate the fair value of employee stock options and employee stock purchase plan awards upon the results of operations for the nine months ended July 3, 2005 and June 27, 2004. However, we have not determined whether the adoption will result in amounts that are similar to the current pro forma disclosures under Statement No. 123(R).
Market Risks
      In addition to the risks inherent in our operations, we are exposed to financial, market, political and economic risks. The following discussion provides additional detail regarding our exposure to credit risks, interest rates and foreign exchange rates.

Cash and Cash Equivalents
      All unrestricted, highly liquid investments purchased with a remaining maturity of three months or less are considered to be cash equivalents. We maintain cash and cash equivalents with various financial institutions in excess of the amount insured by the Federal Deposit Insurance Corporation. We believe that any credit risk related to these cash and cash equivalents is minimal.
      At July 3, 2005, we had $22,112,000 of our cash and cash equivalents on deposit at one bank. We are currently evaluating investing all or a portion of this cash in investment-grade, interest-bearing securities that we expect will offer higher yields.

Interest Rates
      Our line of credit financing provides available borrowing at a variable interest rate tied to the bank’s prime interest rate or the LIBOR rate. There were no outstanding borrowings under this line of credit at July 3, 2005. Accordingly, we do not believe that any movement in interest rates would have a material impact on future earnings or cash flows.

Foreign Currency
      We have contracts to provide services to certain foreign countries approved by the U.S. government. Our foreign sales contracts require payment in U.S. dollars, and therefore are not affected by foreign currency fluctuations. We occasionally issue orders or subcontracts to foreign companies in local currency. The current obligations to foreign companies are immaterial in amount and we believe the associated currency risk is also immaterial.
Recent Developments
      Effective October 1, 2005, we acquired Radix Technologies, Inc. in a merger transaction. Radix is based in Mountain View, California and designs and produces signal processing systems and equipment for military, intelligence and commercial applications. We paid $10.9 million in cash at closing for Radix, and the transaction provides for additional consideration in a maximum aggregate amount of $1.5 million to be paid upon the achievement of certain performance targets during the fifteen month period following the closing.
      On November 1, 2005, we issued a press release indicating that we expect to meet or exceed our 2005 fiscal year revenue estimate of between $265.0 million and $270.0 million, and our 2005 fiscal year earnings estimate of between $1.03 and $1.05 per share. We also indicated in the press release that we estimate our fiscal year 2006 revenues will be between $330.0 million and $345.0 million and our fiscal year 2006 income from operations will be between $42.0 million and $45.0 million.
      Our fiscal year 2006 estimates take into account our acquisition of Radix Technologies, Inc., which had revenues of approximately $9.8 million (excluding certain subcontract revenue from us) for the twelve months ended September 30, 2005. The 2006 estimates also take into account the status of our work on the Aerial Common Sensor program, under which program the U.S. Army issued a stop work order in September 2005. See “Risk Factors — We have received a stop-work order under one of our subcontracts, and our work on the related program may be terminated or modified unfavorably.”

BUSINESS
Company Overview
      We are a leading systems engineering and development company providing full-service C4ISR (command, control, communications, computers, intelligence, surveillance and reconnaissance) systems to a wide range of defense and intelligence customers. Our systems enable our customers to perform many functions critical to their missions, including:

•	Signals Intelligence (SIGINT): gathering intelligence from the detection, interception and evaluation of signals, including communication signals (COMINT) and electromagnetic signals, such as radar (ELINT);

•	Electronic Warfare (EW): launching deceptive signals and electronic counter-measures to defend customer platforms and to disrupt and jam adversary communications and sensor systems, including using electronic support measures (ESM) to identify and locate sources of potential threats and detect enemy targeting of customer platforms;

•	Information Operations (IO): using a variety of methods to exploit, influence and manipulate an enemy’s C4ISR processes, including enemy radio and network communications;

•	Acoustic Operations: using acoustic sensors and signals to detect, identify and counter undersea threats, including enemy torpedoes;

•	Threat Simulation: simulating signals and sensors of enemy platforms for training purposes; and

•	Imaging: gathering and analyzing strategic intelligence from a variety of light spectrum sources, including multispectral, hyperspectral, infra-red, electro-optical and visible light.
Our systems are used on a broad range of military and strategic platforms including surface ships, submarines, unmanned underwater vehicles (UUV), aircraft, unmanned aerial vehicles (UAV), land mobile vehicles, fixed site installations and re-locatable land sites.
      We develop many of our systems using innovative design methodologies that incorporate proprietary software and design processes and commercially available hardware and software in configurations capable of being more readily deployed, adapted or upgraded by us or the customer. This system design methodology allows us to adapt our software modules and processes to meet complex specifications on varied platforms without significant re-design efforts. The benefits of our system design methodology include shorter development and implementation schedules, system flexibility, improved interoperability with systems not developed by us, and reduced system and upgrade costs to our customers.
      During the four fiscal years ended September 30, 2004, our revenues grew at a compounded annual growth rate of 61.3%. Giving effect to the September 2004 merger of Argon Engineering Associates, Inc. and Sensytech, Inc. as if it had occurred on October 1, 2003, our pro forma revenues for the fiscal year ended September 30, 2004 were $189.8 million. Our revenues for the nine months ended July 3, 2005 were $188.1 million and our total backlog at July 3, 2005 was $268.4 million, of which $198.8 million was funded. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview — Backlog” above.
      Our business is conducted primarily through contracts with the U.S. government. For the nine months ended July 3, 2005, 80% of our revenues were from contracts for which we were the prime contractor, 79% of our revenues were from fixed-price contracts and 39% of our revenues were from sole-source contracts. Our primary customer is the Department of Defense and within the Department of Defense, we derive a majority of our revenues from various agencies and commands within the U.S. Navy. We also provide systems and products to other U.S. government agencies and major domestic prime contractors, and to certain U.S. government-approved foreign governments, agencies and defense contractors. Approximately 69% of our revenues for the nine months ended July 3, 2005 were from classified programs. See “— Government Contracts” below.

      Our strong research and development culture combined with the capabilities of our highly skilled and cleared professionals and management enable us to provide our customers with high-quality, state-of-the-art technical solutions. We believe that our management’s success in creating and maintaining a challenging and stimulating work environment has contributed to an average engineering staff turnover of approximately 7% over the last twelve months. As of November 11, 2005, we employed 699 people, and over 84% of our employees had security clearances, with a majority of those employees holding Top Secret/ Sensitive Compartmented Information (TS/ SCI) clearances.
Industry Overview

Government Spending
      The defense and intelligence community uses C4ISR systems on a wide and varied range of platforms, settings and locations around the world in order to detect, evaluate and respond to threats to the safety of the United States, its armed services and civilian population. U.S. government spending in our industry is projected to increase:

•	Department of Defense Budgets. Department of Defense spending, including defense spending for procurement and research and development, is projected to continue to increase through 2011 according to the President’s fiscal year 2006 budget request. For fiscal year 2006, the President has requested $419.3 billion in defense spending, reflecting a 4.8% increase over the $400.1 billion defense budget in fiscal 2005. This budget request projected the defense budget to grow to over $500 billion by 2011. Additionally, the U.S. defense budget has been augmented by a number of wartime supplemental appropriations since September 11, 2001, including supplemental appropriations in the amounts of $29.4 billion in 2002, $78.5 billion in 2003, $87.0 billion in 2004 and $81.4 billion in 2005.

•	C4ISR Spending. The C4ISR market is growing substantially as a result of the events of September 11, 2001, current defense and intelligence operations such as the conflict in Iraq, and other defense and intelligence initiatives related to modern threats and warfare. In a September 2004 report, Frost & Sullivan estimates C4ISR spending at approximately $19.0 billion for 2003, and projects C4ISR spending to increase at a 6.2% compounded annual growth rate to $29.0 billion in 2010.

Significant Industry Trends
      In addition to increased government funding, we expect the following trends to affect spending priorities and C4ISR system development:

•	Changing Communications Intelligence Needs. In the past, military intelligence depended mainly on the interception of military radio transmissions and imagery from satellites and high-altitude aircraft, and was focused primarily on identifying strategic bases, missile launch sites and troop movements. In today’s changing military and intelligence environment, enemy communication is often conducted through diverse methods, including cell phones, satellite communication devices and electronic messages, rather than traditional military radios. As a result, modern intelligence systems need to collect and process information in a timely manner from a wide variety of communication sources.

•	Electronic Warfare/Information Operations. The military is increasing its use of electronic interference to disrupt the enemy’s sensor systems, communications systems, command and control and other networks. To be effective, this interference must be performed nearly simultaneous with detection of the enemy system or signals and consequently interference capabilities are best integrated within sensor systems. Electronic interference has the capability to disable critical enemy functions without the permanent destruction caused by traditional weapons, thereby preserving potentially important intelligence from the enemy system and reducing post-conflict reconstruction costs.

•	Multi-Intelligence Systems Integration. Defense and intelligence customers increasingly require systems that combine and integrate multiple intercept, collection and processing capabilities to provide more timely and complete intelligence to tactical and strategic decision makers. These systems detect and process information from a variety of energy sources, including infra-red, visual, micro-wave, radar, communications and acoustic energy. In the past, these capabilities were provided by separate systems and their functions were integrated by large-scale platform integrators, such as aircraft and ship manufacturers. The decrease in size of modern sensors favors their integration at the system level rather than the platform level and presents opportunities for multi-intelligence system suppliers to provide a larger portion of the user’s C4ISR requirements.

•	Network-Centric Warfare. The military is rapidly moving towards network-centric warfare, which seeks to deliver the warfighter real-time, executable battlefield information from multiple platforms and sources. Modern warfare requires coordinating multiple ground troops, land vehicles and aircraft (both manned and unmanned), ships and submarines. Network-centric warfare involves shared data, shared sensors, shared tasking and joint operations among multiple combat platforms and personnel and requires increasingly sophisticated, complementary and flexible C4ISR systems.

•	Personnel Protection. The conflict in Iraq has highlighted the need for personnel protection against the improvised explosive device (IED). IEDs are explosive weapons that are being built, deployed and activated in a variety of non-traditional ways and are difficult to detect or counter. Systems that detect and protect against IEDs are a critical need and require development of advanced sensor and jamming technologies.
Competitive Strengths
      We believe we can address the requirements of our defense and intelligence customers as a result of the following key competitive strengths:

•	Highly-skilled and Cleared Workforce. We employ highly-educated and skilled professionals who specialize in designing and developing complex C4ISR systems. As of November 11, 2005, approximately 49% of our employees are engineers, and approximately 28% of our employees have post-graduate degrees in areas such as computer science, electrical engineering, and computer engineering. As of November 11, 2005, over 84% of our 699 employees had government security clearances, and a majority of our cleared employees held Top Secret/ Sensitive Compartmented Information (TS/SCI) clearances. It is difficult to identify and recruit employees who have security clearances and the security clearance process is lengthy. We believe these requirements create significant barriers for entry in our markets.

•	Focused Management Team with Long-Standing Customer Relationships. Our senior management team has extensive experience in the defense and intelligence industry and has proven its ability to manage and grow our C4ISR business. Many of our managers have long-standing customer relationships with defense and intelligence agencies. Because of the advanced technologies required by the defense and intelligence industry and the classified nature of the work, customer relationships are difficult to establish. We believe our management’s experience in developing, and sole focus on providing, C4ISR solutions gives us an advantage over competitors whose management has less experience in our markets or concentrates on a broader range of business areas.

•	Industry Reputation and Engineering Expertise. Members of our core engineering team have worked together to develop solutions for defense and intelligence customers for over 20 years. Through our engineering expertise and our innovative approach to system design, we have built a reputation for providing solutions to our customers’ most difficult technological challenges. We dedicate resources to research and development and believe that fostering a strong research and development culture is important to our success. In many cases, our innovation, experience and skill has led to awards of sole-source contracts, which are generally awarded for critical government needs and in cases where a single contractor offers expertise or technology that is not otherwise available. For the nine months ended July 3, 2005, approximately 39% of our revenues were derived from sole-source contracts.

•	Innovative System Design Methodology. Legacy C4ISR systems often incorporate application-specific hardware and software that is expensive and not readily adaptable to other systems or platforms. Our methodology often combines proprietary software and design processes with commercial off-the-shelf (COTS) software and hardware. We have designed many of our system components to be readily adaptable to varying platforms and environments. For example, primary components of our COMINT systems can be deployed, with minor modifications, on surface ships, submarines, aircraft and land mobile vehicles. The benefits of our system design methodology include shorter development and implementation schedules, system flexibility, improved interoperability with systems not developed by us, and reduced system and upgrade costs to our customers.

Business Strategies
      Our business objective is to grow our business as a leading provider of state-of-the-art C4ISR systems across a full range of defense and intelligence platforms. Our strategies for achieving this objective include:

•	Capitalizing on Opportunities to Expand our Customer Base. We believe there are significant opportunities to increase the work we do for our larger customers and for customers for whom we currently perform limited work. We have opportunities to expand our business with the U.S. Navy through different, new or follow-on programs. We intend to aggressively grow our relationships with other agencies within the Department of Defense and certain intelligence agencies. We believe that our performance record, demonstrated expertise and industry reputation give us the credibility necessary to increase our reach into the defense and intelligence markets. We believe the growth of our company and our expanded capabilities position us to better leverage relationships and to pursue new business.

•	Attracting and Developing Highly Skilled Personnel. Our success depends on the continued contributions of our engineers, system designers and managers. We intend to continue to hire and develop the highly-skilled professionals needed for our work. We seek to recruit exceptional recent college graduates and former key personnel from the intelligence community and Department of Defense. We believe that our management’s success in creating and maintaining a challenging and stimulating work environment has contributed to our low engineering staff turnover of approximately 7% over the last twelve months. We believe we can continue to attract, develop and retain employees by offering competitive compensation, challenging engineering assignments and opportunities for career and management growth.

•	Leveraging Research and Development into Production Contracts. Many of our current systems were developed through our research and development activities. Much of our research and development is funded through research and development contracts with the U.S. government. While these contracts are generally small and have lower profit margins, we have often been successful in expanding these activities into full production contracts. We believe our involvement in all stages of a system’s life cycle provides us opportunities to be the preferred or sole-source provider for certain systems. We intend to continue to identify and pursue programs where we can expand research and development efforts into full production contracts.

•	Migrating our Multi-Intelligence Capabilities to Additional Platforms. Defense and intelligence customers now require C4ISR systems that integrate multiple intelligence gathering and processing capabilities. Our multi-intelligence systems have combined communications and electronic intelligence capabilities on ships, submarines and aircraft, and have combined radar and infra-red sensor capabilities for border patrols. We believe our experience and capabilities position us to win contracts to develop and produce multi-intelligence systems.

•	Pursuing Strategic Acquisitions. We plan to complement our internal growth with strategic acquisitions that add to our defense and intelligence customer base, technology expertise or system offerings. While we intend to focus acquisitions within our core business, we may also acquire complementary businesses that are consistent with our research and development and engineering culture and the experience and competencies of our management team.
Technology Strategy and Applications
      Most of our systems involve the detection and processing of information collected from the radio frequency portion of the electromagnetic spectrum, particularly communications and radar signals. We also provide underwater acoustic systems, imaging systems and systems that detect, intercept and process information passed on networks. Our systems typically require significant amounts of complex software that implements control and interface functions as well as real-time digital signal processing algorithms that are often classified. The software must track, analyze and manage large databases, platform location and orientation, precise time, and many other factors that can affect performance.
      Typically, our system development for each potential platform is contracted and managed independently by the government and has a unique set of specifications driven by particular system requirements, including intended functionality and platform, geographic region of use, and source of intelligence. Our contracts generally require that we develop test plans and procedures and test our systems to verify conformance to customer requirements prior to acceptance. After we have developed a system to customer specifications, the customer often purchases an additional number of these systems that are identical and meet its specifications. In these situations, production requires minimal additional engineering services or effort and results in efficient, lower-cost production. In some cases, standardized systems can also be sold to other customers without modification.
      We develop many of our systems using innovative methodologies that incorporate proprietary software processes and commercially available hardware and software in configurations capable of being more readily deployed, adapted or upgraded by us or the customer. This design process differs from legacy C4ISR systems in which the software and hardware are designed to work only on the applicable system. Our system design methodology allows us to adapt software modules and processes to meet complex specifications on varied platforms without significant re-design efforts. The benefits of our system design methodology include shorter development and implementation schedules, system flexibility, improved interoperability with systems not developed by us, and reduced system and upgrade costs to our customers.
      We actively pursue new technology for future C4ISR applications. Some new technology is developed through our internally funded research and development programs, but a larger percentage is developed under research and development contracts with government laboratories, agencies, military and intelligence organizations, and research facilities such as the Defense Advanced Research Project Agency (DARPA), the Air Force Research Lab, the Office of Naval Research (ONR), and others. This research aims to prove concepts, reduce risk, and demonstrate feasibility of new technology for use in future system developments and procurements. The knowledge and understanding we gain from this research often can be an advantage in our efforts to win additional contracts, including production contracts. Recently, we have been performing research and development on areas such as advanced satellite communication systems, robust navigation systems, networked cryptologic operations, multi-intelligence sensors for small airborne reconnaissance, laser detection (LADAR) systems for precise imaging, cognitive radios, and other classified technology.

      Our systems and technologies are applied on the following platforms and contain the following attributes:

Special Characteristics
Platform	Systems Deployed	and Adaptations

Surface War Ships (Small, Medium and Large Combatants) Coastal Patrol Craft	• Communications Electronic Support Measures (CESM)/Communications Intelligence (COMINT)
•   Electronic Intelligence (ELINT)/Electronic Warfare (EW)
•   Information Operations (IO)
• Acoustic Sensing/ Counter- measures	• Unique and challenging radio interference environment resulting from large quantity of on-board sensor and communications equipment
•   Flexibility to address unique platform-specific antenna configurations
•   Ability to operate system and gather intelligence remotely
• Highly-advanced direction- finding (DF) capabilities

Attack Submarines Unmanned Underwater Vehicles (UUV)	• Communications Electronic Support Measures (CESM)/Communications Intelligence (COMINT) • Electronic Intelligence (ELINT)/Electronic Warfare (EW) • Information Operations (IO)	• Requirements for low-profile antennas that maintain optimal performance levels
•   Flexible mix of permanently installed and add-on sensor capabilities
• Highly-advanced direction- finding (DF) capabilities

Aircraft (Patrol and Reconnaissance) Unmanned Aerial Vehicles (UAV)	• Communications Intelligence (COMINT)
•   Electronic Intelligence (ELINT)/Electronic Warfare (EW)
•   Information Operations (IO)
•   Threat Simulation
•   Forward Looking Infra-red Imaging
• Multi-spectral Imaging	• Limits on system size, weight, noise and power
•   Ability to install in internal and external (pod) environments to meet diverse physical requirements
•   Ability to operate system and gather intelligence remotely
•   Specialized locational targeting and processing
• Highly-advanced direction- finding (DF) capabilities

Land Mobile (Humvees, Vans and Human Portable)	• Communications Intelligence (COMINT) • Electronic Warfare (EW) • Information Operations (IO) • Threat Simulation • Forward Looking Infra-red Imaging • Self Protection	• Limits on system size, weight, noise and power
•   Integration with extensive local and wide-area sensor networks
•   Ruggedized for difficult mobile environments
• Rapid survey and highly- advanced direction-finding (DF) capabilities using complex antennas

Fixed Sites	• Communications Intelligence (COMINT) • Threat Simulation	• High volume processing requirements • Ability to operate system and gather intelligence remotely • Highly-advanced direction finding (DF) capabilities

Corporate History
      Argon Engineering was founded in 1997 by Terry Collins, Victor Sellier and Thomas Murdock to develop advanced signal intelligence systems for the U.S. Navy. During the following years, Argon Engineering grew rapidly and expanded its technical expertise and customer base. For the four fiscal years ended September 30, 2004, Argon Engineering’s revenues increased at a compounded annual growth rate of 61.3%. Prior to the merger with Sensytech, Argon Engineering was privately held.
      Sensytech was formed by the 1998 merger of S.T. Research Corporation (founded in 1972) and Daedalus Enterprises (founded in 1968). S.T. Research produced communications signals intelligence and passive electronic warfare systems, while Daedalus Enterprises produced airborne imaging systems and services. In 2002, Sensytech acquired substantially all of the assets of FEL Corporation, adding capabilities in electronic warfare, radar simulator products, communications data links, naval mine warfare and anti-submarine warfare systems. In 2004, Sensytech acquired Imaging Sensors and Systems, Inc. in Winter Park, FL to add a line of ground, shipboard, and airborne forward looking infra-red (FLIR) and visible spectrum imaging systems. Also in 2004, Sensytech formed ST Productions in Smithfield, PA to expand Sensytech’s manufacturing and test capabilities.
      The merger of Argon Engineering and Sensytech closed in September 2004. The merger combined Argon Engineering’s innovative communications signal intercept and processing systems with Sensytech’s broad and complementary range of electronic intelligence, electronic warfare and imaging systems, resulting in a more integrated C4ISR provider for the defense and intelligence markets. The merger has expanded our base of existing and potential new customers, allowed us to enact several initiatives using the combined company’s technological expertise and experience, and enabled us to use our manufacturing capacity more efficiently.
Customers
      Our systems are currently sold primarily for the ultimate use of either the U.S. government or certain U.S. government-approved foreign governments. As a result, most of our contracts are either directly with the U.S. government or a prime contractor whose contract is direct with a government.
      The table below identifies the ultimate sources of our historical revenues. Although our revenue is dominated by our work with various agencies and commands within the U.S. Navy, other current U.S. government customers include the U.S. Army, the National Security Agency (NSA), the U.S. Air Force, the Defense Advanced Research Projects Agency (DARPA), the National Reconnaissance Office (NRO), the U.S. Marines, U.S. Special Operations Command (SOCOM), the Central Intelligence Agency (CIA), the Defense Intelligence Agency (DIA), and the Department of Homeland Security (DHS), among others. Foreign customer sales typically involve U.S. government allies and are often funded by the U.S. government.

		Fiscal Year Ended
		September 30,
	Nine Months Ended
	July 3, 2005	2004	2003	2002

U.S. Navy	80%	77%	68%	75%
Other U.S. government agencies	7%	11%	26%	19%
Foreign	10%	12%	6%	6%
State and local government agencies	3%	—	—	—
Government Contracts
      Most of our business is conducted under contracts related to U.S. government security requirements. Certain important aspects of our government contracts are described below.

Bidding Process
      We are awarded government contracts either on a sole-source basis or through a competitive bidding process.
      Sole-source contracts. The U.S. government awards sole-source contracts when it determines that a single contractor has an expertise or technology that is superior to that of other available contractors. Sole-source contracts are awarded without a formal competition. Potential suppliers compete informally for sole-source contracts through research and development investment and marketing efforts. To obtain a sole-source contract, a contractor must identify the government’s requirements early and demonstrate a distinguishing expertise or technology promptly after the government has identified a requirement.
      Competitive-bid contracts. The U.S. government awards competitive-bid contracts based on proposal evaluation criteria established by the procuring agency. Competitive-bid contracts are awarded after a formal bid and proposal competition among providers. Interested contractors prepare a bid and proposal in response to the agency’s request for proposal or request for information. A bid and proposal is usually prepared in a short time period in response to a deadline, and requires the extensive involvement of numerous technical and administrative personnel. Following award, competitive-bid contracts may be challenged by unsuccessful bidders in a variety of ways.
      The table below shows the proportion of our revenues under sole-source and competitive-bid contracts for the periods indicated:

		Fiscal Year Ended
		September 30,
	Nine Months Ended
	July 3, 2005	2004	2003	2002

Sole-source contracts	39%	55%	48%	62%
Competitive-bid contracts	61%	45%	52%	38%

Material Government Contract Provisions
      The funding of U.S. government programs is subject to Congressional appropriations. Although multi-year contracts may be authorized in connection with major procurements, Congress generally appropriates funds on a fiscal year basis, even though a program may continue for many years. Consequently, programs are often only partially funded initially, and additional funds are committed only as Congress makes further appropriations.
      All contracts with the U.S. government contain provisions, and are subject to laws and regulations, that give the government rights and remedies not typically found in commercial contracts, including rights that allow the government to:

•	terminate existing contracts for convenience, which affords the U.S. government the right to terminate the contract in whole or in part anytime it wants for any reason or no reason, as well as for default;

•	reduce or modify contracts or subcontracts, if its requirements or budgetary constraints change;

•	cancel multi-year contracts and related orders, if funds for contract performance for any subsequent year become unavailable;

•	claim rights in products and systems produced by its contractor;

•	adjust contract costs and fees on the basis of audits completed by its agencies;

•	suspend or debar a contractor from doing business with the U.S. government; and

•	control or prohibit the export of products.
      Generally, government contracts are subject to oversight audits by government representatives. Provisions in these contracts permit termination, in whole or in part, without prior notice, at the government’s convenience or upon contractor default under the contract. Compensation in the event of a termination, if any, is limited to work completed at the time of termination. In the event of termination for convenience, the contractor may receive a certain allowance for profit on the work performed. Specific types of contracts can contain different termination effects, as described below under “ — Government Contract Categories.”

Government Contract Categories
      Our U.S. government contracts include fixed-price contracts, cost reimbursable contracts (including cost-plus-fixed fee, cost-plus-award fee, and cost-plus-incentive fee), and time and materials contracts.
      Fixed-price. These contracts are not subject to adjustment by reason of costs incurred in the performance of the contract. With this type of contract, we assume the risk that we will be able to perform at a cost below the fixed-price, except for costs incurred because of contract changes ordered by the customer. Upon the U.S. government’s termination of a fixed-price contract, generally we would be entitled to payment for items delivered to and accepted by the U.S. government and, if the termination is at the U.S. government’s convenience, for payment of fair compensation of work performed plus the costs of settling and paying claims by any terminated subcontractors, other settlement expenses and a reasonable allowance for profit on the costs incurred.
      Cost reimbursable. Cost reimbursable contracts include cost-plus-fixed fee contracts, cost-plus-award fee contracts and cost-plus-incentive fee contracts. Under each type of contract, we assume the risk that we may not be able to recover costs if they are not allowable under the contract terms or applicable regulations.

•	Cost-plus-fixed fee contracts are cost reimbursable contracts that provide for payment to us of a negotiated fee that is fixed at the inception of the contract. This fixed fee does not vary with actual cost of the contract, but may be adjusted as a result of changes in the work to be performed under the contract. This contract poses less risk than a fixed-price contract, but our ability to win future contracts from the procuring agency may be adversely affected if we fail to perform within the maximum cost set forth in the contract.

•	A cost-plus-award fee contract is a cost reimbursable contract that provides for a fee consisting of a base amount (which may be zero) fixed at inception of the contract and an award amount, based upon the government’s satisfaction with our performance under the contract. With this type of contract, we assume the risk that we may not receive the award fee, or only a portion of it, if we do not perform satisfactorily.

•	A cost-plus-incentive fee contract is a cost reimbursable contract that provides for an initially negotiated fee to be adjusted later by a formula based on the relationship of total allowable costs to total target costs.
      We typically experience lower profit margins under cost reimbursable contracts than under fixed-price contracts. Upon the termination of a cost-plus type contract describe above, generally we would be entitled to reimbursement of our allowable costs and, if the termination is at the U.S. government’s convenience, a total fee proportionate to the percentage of work completed under the contract.
      Time and materials. These contracts require us to deliver services on the basis of direct labor hours at specified fixed hourly rates that include all of our direct and indirect costs, such as wages, overhead, general and administrative expenses, and profit, and other materials at cost. With respect to these contracts, we assume the risk that we will be able to perform these contracts at these negotiated hourly rates.

      The table below shows our revenues for the periods indicated by government contract type:

		Fiscal Year Ended
		September 30,
	Nine Months Ended
	July 3, 2005	2004	2003	2002

Fixed-price contracts	79%	71%	46%	49%
Cost reimbursable contracts	16%	19%	51%	50%
Time and materials contracts	5%	10%	3%	1%

Regulation
      We are subject to various statutes and regulations applicable to government contracts generally and defense contracts specifically. These statutes and regulations carry substantial penalty provisions including suspension or debarment from government contracting or subcontracting for a period of time, if we are found to have violated these regulations. Among the causes for debarment are violations of various statutes, including those related to procurement integrity, export control, government security regulations, employment practices, the protection of the environment, the accuracy of records, and the recording of costs. We carefully monitor all of our contracts and contractual efforts to minimize the possibility of any violation of these regulations.
      As a government contractor, we are subject to government audits, inquiries and investigations. We have experienced minimal audit adjustments in the past. The Defense Contract Audit Agency (DCAA) has completed its audit of our contracts through the fiscal year ended September 30, 2001, and we are subject to adjustment on our performance during subsequent years. We expect the DCAA audit of our 2002 fiscal year to be completed in the first quarter of fiscal year 2006.
Subcontracts
      Revenues from contracts in which we acted as a subcontractor to other contractors represented 20% and 13% of our revenues for the nine months ended July 3, 2005, and fiscal year ended September 30, 2004, respectively. Unlike direct government contracts, contracting parties typically have more freedom to negotiate terms of subcontracts. Based on the customers’ requirements, our subcontracts may or may not be governed by some of the terms and provisions commonly found in government contracts, including those described above.
Backlog
      Our historical backlog at the dates shown consisted of the following:

		September 30,

	July 3, 2005	2004	2003	2002

Funded	$198,811,000	$222,222,000	$146,418,000	$81,533,000
Unfunded	$69,577,000	$6,597,000	$10,652,000	$15,266,000

Total	$268,388,000	$228,819,000	$157,070,000	$96,799,000

      We define backlog as the funded and unfunded amount provided in our contracts, less previously recognized revenue. Contract options are not included in backlog. Backlog does not include the value of contracts where the customer has given permission to begin or continue working, but where a formal contract or contract extension has not yet been signed. Of the total unfunded backlog at July 3, 2005, $51,000,000 pertains to a new airborne program signed in April 2005. The contract is scheduled to be funded incrementally through fiscal year 2008, and $3,500,000 was funded following the end of the third quarter of fiscal year 2005. As of September 15, 2005, we have been ordered to stop work on this program. See “Risk Factors — We have been ordered to stop work under one of our subcontracts, and our work on the related program may be terminated or modified unfavorably” above.
      Backlog as of September 30, 2004 includes backlog acquired from Sensytech of $30,715,000. For fiscal years 2003 and 2002 backlog reflects only Argon Engineering backlog.

      Our funded backlog does not include the full value of our contracts, because Congress often appropriates funds for a particular program or contract on a yearly or quarterly basis, even though the contract may call for performance that is expected to take a number of years.
      From time to time, we will exclude from backlog portions of contract values of very long or complex contracts where we judge revenue could be jeopardized by a change in government policy. Because of possible future changes in delivery schedules and cancellations of orders, backlog at any particular date is not necessarily representative of actual sales to be expected for any succeeding period, and actual sales for the year may not meet or exceed the backlog represented. We may experience significant contract cancellations that were previously booked and included in backlog.
Research and Development
      We conduct substantial research and development using both government and company funds. During its early years, Argon Engineering used substantial internal investments to broaden the capabilities of its product line, as customer-sponsored research was not sufficient to fund these activities. In this period, Argon Engineering made focused research and development investments in areas the company deemed critical to its product line development, and used these activities to gain competitive advantage in future programs.
      Our current customers are now investing in new capabilities required to keep systems current with modern threats. As a result, our internal investments have shifted to examinations of future technologies and to products of interest to potentially new customers.
      We believe that our continued success depends, in a large part, on our ability to develop new technology and apply new technology developed by others to solve the problems of our customers. The table below shows our research and development expenditures for the periods indicated:

		Fiscal Year Ended September 30,
	Nine Months Ended
	July 3, 2005	2004	2003	2002

Internal Research and Development	$4,034,000	$1,301,000	$2,187,000	$3,015,000
Customer Funded Research and Development	$9,658,000	$26,730,000	$47,005,000	$24,471,000

Total	$13,692,000	$28,031,000	$49,192,000	$27,486,000

Competition
      Our market is highly competitive and is served by companies of varying size and capability. Large prime contractors who compete against us for C4ISR work include Boeing, BAE Systems, General Dynamics, Harris Corporation, L-3 Communications, Lockheed Martin, Northrop Grumman, and Raytheon. Medium size firms in this market include Applied Signal Technologies, DRS Technologies, EDO Corporation, and Southwest Research Institute.
      The competition for competitive-bid contracts differs from the competition for sole-source contracts. Companies competing for competitive-bid contracts prepare bids and proposals in response to either commercial prime contractor or government requests and typically compete on a combination of price and technical capability. Potential suppliers compete informally for sole-source contracts through research and development investment and marketing efforts. The principal factors of competition for sole-source contracts include investments in research and development, the ability to respond promptly to government needs, product price relative to performance, quality and customer support. For the reasons stated above in “ — Competitive Strengths,” we believe we compete effectively with respect to each of the factors on which competitive and sole-source contracts are awarded. For certain risks related to competition, see “Risk Factors — We face competition from other firms, many of which have substantially greater resources” above.
Environmental
      We have incurred no material costs in the past two years related to environmental issues.

Employees
      Our success is dependent on the skills and dedication of our employees. Our professionals include a mix of experienced veterans and recent college graduates, who combine the vitality of new ideas and the latest technical skills with experience to meet the challenges posed to a company operating in the rapidly changing security environment facing the U.S. government and its allies today. As of November 11, 2005, we had 699 employees.
Properties
      We conduct a major portion of our operations at our headquarters located in Fairfax, Virginia, a 10 story building in a mixed use office park that includes commercial, residential, and retail properties. Our leased space encompasses 153,000 square feet of the 253,000 square feet available in the building. This space includes appropriately constructed office, laboratory and meeting areas suitable for our classified and unclassified government work. The lease extends until March 2009 and has two 5-year options.
      We believe that our leased facilities are suitable for the operations we presently have in each of them. Each facility is well maintained and capable of supporting higher levels of revenue. In addition, provisions in our headquarters lease give us opportunities for additional space should our growth require facilities expansion.
      The table below sets forth certain information about our principal facilities.

	Estimated
	Square
Address	Feet	Lease Term	Description	Principal Activities

12701 Fair Lakes Circle Fair Lakes, VA 22033	153,000	Leased, Expiration Date: 5/31/2009	Multifloor tenant in ten-story office building.	Engineering/ Administration
8419 Terminal Road Newington, VA 22122	67,220	Leased, Expiration Date: 6/30/2014	Two one-story and one partial two-story adjacent block buildings in an industrial park.	Engineering/ Production/ Administration
300 Parkland Plaza Ann Arbor, MI 48103	12,419	Leased, Expiration Date: 11/30/2008	One-story facility in a research park.	Engineering/ Production/ Administration
800 Calle Plano Camarillo, CA 93012	8,802	Leased, Expiration Date: 1/31/2007	One-story facility in an industrial park.	Engineering/ Production/ Administration
925 South Semoran Blvd Winter Park, FL 32792	6,620	Leased, Expiration Date: 2/28/2006	One-story facility.	Engineering/ Production
90 Laurel View Drive Smithfield, PA 15478	60,000	Leased, Expiration Date: 9/15/2013	One-story facility.	Engineering/ Production/ Administration
1386-1390 Connellsville Rd North Union Township, PA 15456	40,000	Leased, Expiration Date: 4/1/2014	One-story facility.	Engineering/ Production
329 North Bernardo Ave Mountain View, CA 94043	26,328	Leased, Expiration Date: 10/31/2010	One-story facility.	Engineering/ Production

Legal Proceedings
      We currently are not a party to any material legal proceedings. We are subject to litigation, from time to time, in the ordinary course of business including, but not limited to, allegations of wrongful termination or discrimination.
Recent Development
      Effective October 1, 2005, we acquired Radix Technologies, Inc. in a merger transaction. Radix is based in Mountain View, California, and designs and produces signal processing systems and equipment for military, intelligence and commercial applications. We paid $10.9 million in cash at closing for Radix, and the transaction provides for additional consideration in a maximum aggregate amount of $1.5 million to be paid upon the achievement of certain performance targets during the fifteen month period following the closing.

MANAGEMENT
Executive Officers and Directors
      The following table provides information on our current executive officers and directors, including their ages as of November 11, 2005.

Name	Age	Position

Terry L. Collins, Ph.D.	60	Chairman of the Board, Chief Executive Officer and President
S. Kent Rockwell	61	Vice Chairman of the Board and Vice President, Corporate Development
Victor F. Sellier	56	Vice President, Business Operations, Chief Financial Officer, Treasurer and Director
Thomas E. Murdock	63	Vice President, Information Dominance, and Director
Kerry M. Rowe	46	Vice President, Reconnaissance Systems
W. Joseph Carlin	42	Vice President, Engineering
Robert S. Tamaru	50	Vice President, Surveillance Systems
David C. Karlgaard(2)	59	Director
Peter A. Marino(1)(3)	63	Director
Robert McCashin(1)(2)	58	Director
John Irvin(2)	51	Director
Lloyd A. Semple(1)(3)	66	Director

(1)	Member of Compensation Committee.

(2)	Member of Audit Committee.

(3)	Member of Governance and Nominating Committee.
      Terry L. Collins, Ph.D. Dr. Collins is our Chairman of the Board, Chief Executive Officer and President. Dr. Collins has been a director of our company since September 2004. Dr. Collins also serves on the Board of Directors of James Monroe Bancorp, Inc. Dr. Collins was one of the three original founders of Argon Engineering Associates, Inc. in 1997. Dr. Collins served as Chairman of the Board and Chief Executive Officer of Argon Engineering from its inception until the merger with Sensytech in September 2004. From 1995 until 1997 he was the General Manager of the Falls Church division of Raytheon E-Systems. From 1989 until 1995 Dr. Collins was President of Engineering Research Associates, a wholly owned subsidiary of E-Systems Corporation. Dr. Collins served as the senior member of the engineering management team at Engineering Research Associates from 1979 until its acquisition by E-Systems Corporation in 1989.
      S. Kent Rockwell. Mr. Rockwell is our Vice Chairman of the Board and Vice President, Corporate Development. Mr. Rockwell has been a director of our company since 1987. Mr. Rockwell is former Chairman of the Board, Chief Executive Officer, and President of Astrotech International Corporation, where he served from 1986 to 1997. Mr. Rockwell has served as Chairman of Rockwell Forest Products, Inc. since 1983, Appalachian Timber Services, Inc. since 1988, and Chairman and President of Rockwell Venture Capital, Inc. since 1983. Mr. Rockwell previously served on the board of Rockwell International, Inc. from 1973 to 1983.
      Victor F. Sellier. Mr. Sellier is our Vice President, Business Operations, Chief Financial Officer and Treasurer. Mr. Sellier has been a director of our company since September 2004. Mr. Sellier was one of the three original founders of Argon Engineering in 1997. Mr. Sellier served as Chief Financial Officer, Secretary, and Vice President of Argon Engineering from its inception until the merger with Sensytech in September 2004. From 1995 until 1997, Mr. Sellier was the Vice President and Assistant General

Manager of the Falls Church division of Raytheon E-Systems. From 1989 until 1995, he was the Vice President and Assistant General Manager of Engineering Research Associates, a wholly-owned subsidiary of E-Systems Corporation. Mr. Sellier served as the senior financial and administrative manager of Engineering Research Associates from 1979 until its acquisition by E-Systems Corporation in 1989.
      Thomas E. Murdock. Mr. Murdock is our Vice President, Information Dominance. Mr. Murdock has been a director of our company since September 2004. Mr. Murdock was one of the three original founders of Argon Engineering in 1997. Mr. Murdock served as a Vice President of Argon Engineering and as a member of the board of directors from its inception until the merger with Sensytech in September 2004. From 1995 to 1997, Mr. Murdock was the Vice President of Electronic Systems of the Falls Church division of Raytheon E-Systems. Mr. Murdock previously served as Director of Electronic Systems at Engineering Research Associates from 1987 to 1995, after completing a 20 year career in the United States Navy.
      Kerry M. Rowe. Mr. Rowe is our Vice President, Reconnaissance Systems. Mr. Rowe joined Argon Engineering in 2000 and prior to the merger with Sensytech served as Vice President of Argon Engineering’s C4ISR division, responsible for airborne and subsurface tactical communications intelligence programs. Mr. Rowe joined E-Systems Corporation in 1984 and progressed to the position of Vice President for Remote Systems in the successor organization, Raytheon C3I (Falls Church). In this capacity he was responsible for acquisition and management of Raytheon’s programs developing the technology for the ground elements and payloads for manned and unmanned platforms.
      W. Joseph Carlin. Mr. Carlin is our Vice President, Engineering. Mr. Carlin joined Argon Engineering in 1997, soon after its founding, and prior to the merger with Sensytech served as Vice President of Argon Engineering’s Signal Intelligence/ Electronics Warfare division, responsible for the design, development and deployment of systems in support of Argon Engineering’s international and strategic business base. Prior to assuming this responsibility, Mr. Carlin led the Technology Management Group for Argon Engineering, which implemented the practices and processes which governed Argon Engineering’s software and systems product line development. From 1989 through 1997, Mr. Carlin was with the Falls Church division of Raytheon E-Systems where he served as Systems Engineering Manager supporting all programs within the division. Mr. Carlin has worked with the senior members of our management team since he joined Engineering Research Associates in 1986 where he was a senior member of the engineering staff through 1989.
      Robert S. Tamaru. Mr. Tamaru is our Vice President, Surveillance Systems. Mr. Tamaru joined Argon Engineering in 1997, soon after its founding, and prior to the merger with Sensytech was the Vice President of the Maritime Systems division, responsible for Argon Engineering’s multi-year production programs for the design, development, and deployment of ship systems. Mr. Tamaru previously held Business Area Manager responsibility for representing Argon Engineering to the U.S. Navy in support of the Maritime Cryptologic Architecture (MCA) Technical View development, and for the pursuit, capture and execution of Small Business Innovation Research (SBIR) programs across a wide range of technologies. From 1989 through 1997, Mr. Tamaru was with the Falls Church division of Raytheon E-Systems where he served as Director of Software Engineering. Mr. Tamaru has worked with the senior members of the Argon Engineering management team since he joined Engineering Research Associates in 1978 where he was a senior member of the engineering staff through 1989.
      David C. Karlgaard, Ph.D. Dr. Karlgaard is Vice Chairman of the Board of Directors of Nortel PEC Solutions, Inc., a unit of Nortel Networks Corp. Dr. Karlgaard has been a director of our company since September 2004. In 1985, Dr. Karlgaard and his two partners founded PEC Solutions, which became a publicly held company in April 2000. In June 2005, Nortel Networks acquired PEC Solutions. Dr. Karlgaard is a founder and serves on the Board of Directors of James Monroe Bancorp, Inc. He also serves on the Board of Directors of Rising Edge Technologies, a start-up company focusing on storage solutions. Dr. Karlgaard is a member of the Board of Directors of the Northern Virginia Technology Council and the Armed Forces Communications and Electronics Association. He also is an adjunct professor at The George Washington University.

      Peter A. Marino. Mr. Marino has been a private consultant for government agencies and the defense and intelligence industry since 1999. Mr. Marino has been a director of our company since September 2004. From 1996 to 1999, he was the President and Chief Executive Officer of Firearms Training Systems, Inc., a publicly-held provider of software and hardware simulation training systems for military, law enforcement and security forces. From 1991 to 1996, Mr. Marino served as Senior Vice President of E-Systems Corporation, which was acquired by Raytheon in 1995. Mr. Marino previously served as President and Chief Operating Officer of Fairchild Industries and prior to such service was President and Chief Operating Officer of Lockheed Electronics Co., Inc. Previous to his service at Lockheed, he held various positions at the Central Intelligence Agency, including Director of the Office of Technical Services. Mr. Marino currently serves on several government advisory organizations, and is the Chairman, Defense Science Board Task Force on Intelligence for Homeland Defense and co-chairman of the Director of Central Intelligence Agency’s Senior Advisory Group.
      Robert McCashin. Mr. McCashin was the Chairman of the Board of Identix Incorporated, a leading provider of multi-biometric security products, from January 2001 to February 2004. Mr. McCashin has been a director of our company since September 2004. From October 2000 until the merger of Identix with Visionics Corporation in June 2002, Mr. McCashin also served as the Chief Executive Officer of Identix. Prior to joining Identix, Mr. McCashin held various executive positions at Electronic Data Systems Corporation (EDS), a leading global services company, which he joined in 1971. From 1997 to 1999, Mr. McCashin served as Chief Executive Officer and President of Centrobe, a wholly-owned subsidiary of EDS, and one of the world’s largest providers of enterprise customer management solutions. Prior to that time, Mr. McCashin held the position of Group Executive, Global Energy from 1995 to 1997, Group Executive, Southern Europe from 1992 to 1995, Group Executive, Federal Government Group from 1989 to 1992 and Division President, Federal Government Group from 1988 to 1989, each within EDS. Mr. McCashin began his career at EDS in systems engineering.
      John Irvin, CPA. Mr. Irvin serves as the Chairman of our Audit Committee. Mr. Irvin has been a director of our company since 2000. Mr. Irvin is President of Innovative Benefits Consulting, Inc., a wholly-owned subsidiary of National Financial Partners Corporation (a public corporation traded on the New York Stock Exchange) and a benefits and insurance consulting firm. From 1983 through 1993, Mr. Irvin was Vice Chairman and co-founder of Mid Atlantic Capital Group and President of Mid Atlantic Insurance Corporation, where he specialized in serving the financial planning, asset management and insurance needs of high net worth individuals. Mr. Irvin also chaired the committee which oversaw mergers, acquisitions and strategic planning for Mid Atlantic. Prior to that, Mr. Irvin managed his own certified public accounting firm.
      Lloyd A. Semple. Mr. Semple has been a director of our company since 2003. On June 30, 2004, he retired as a member of Dykema Gossett PLLC, a Detroit based law firm consisting of 410 lawyers. Mr. Semple served as the firm’s Chairman and Chief Executive Officer from 1995 to 2002, and previously he served on the firm’s executive committee and as the leader of the Corporate and Finance Practice Group. Mr. Semple had been with Dykema Gossett since 1964. As of July 1, 2004, Mr. Semple accepted an appointment as professor of law at University of Detroit Mercy School of Law where he is teaching courses on corporate governance and director responsibilities. Mr. Semple has served on boards of directors of several public and privately held companies, and from 1997 to 2002, served as the Chairman of the Board of the Detroit Medical Center Corporation, a seven hospital integrated health delivery system located in southeast Michigan.
Recent Development
      On November 7, 2005, Delores M. Etter, Ph.D., resigned as a director of our company, due to her appointment as Assistant Secretary of the U.S. Navy for Research, Development and Acquisition.

PRINCIPAL AND SELLING STOCKHOLDERS
      The following table sets forth certain information known to us regarding the beneficial ownership of our common stock at November 11, 2005, and as adjusted to reflect the sale of common stock offered in this offering by:

•	each person or entity known to us that beneficially owns more than 5% of our common stock;

•	each stockholder selling shares of our common stock in this offering;

•	each of our executive officers;

•	each member of our board of directors; and

•	all of our executive officers and directors as a group.
      Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage of ownership held by that person, shares of common stock subject to options held by that person that are currently exercisable or will become exercisable within 60 days after November 11, 2005 are deemed outstanding, while these shares are not deemed outstanding for computing percentage ownership of any other person. Unless otherwise indicated in the footnotes below, the persons and entities named in the table have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws where applicable. The address for those individuals for which an address is not otherwise indicated is: c/o Argon ST, Inc., 12701 Fair Lakes Circle, Suite 800, Fairfax, Virginia 22033.

      The percentages of common stock beneficially owned are based on 20,084,273 shares of our common stock outstanding at November 11, 2005.

				Shares to be			Shares to be
	Shares Beneficially Owned			Sold in the	Shares Beneficially Owned		Sold Pursuant
	Before Offering			Offering	After Offering (2)		to Over
							Allotment
Name	Number(1)		Percentage	Number	Number(1)	Percentage	Option (3)

Terry L. Collins, Ph.D., Chairman of the Board, Chief Executive Officer and President	2,884,200	(4)	14.4%	—	2,884,200	13.2%	172,500
S. Kent Rockwell, Vice Chairman of the Board and Vice President, Corporate Development	556,894		2.8%	—	556,894	2.6%	—
Victor F. Sellier, Vice President, Business Operations, Chief Financial Officer, Treasurer and Director	2,830,570	(5)	14.1%	—	2,830,570	13.0%	172,500
Thomas E. Murdock, Vice President, Information Dominance and Director	2,725,000	(6)	13.6%	275,000	2,450,000	11.2%	—
David C. Karlgaard, Ph.D. Director	15,000		*	—	15,000	*	—
Peter A. Marino, Director	15,000		*	—	15,000	*	—
Robert McCashin, Director	17,200		*	—	17,200	*	—
John Irvin, Director	49,121		*	—	49,121	*	—
Lloyd A. Semple, Director	33,000		*	—	33,000	*	—
Kerry M. Rowe, Vice President, Reconnaissance Systems	60,000		*	—	60,000	*	—
W. Joseph Carlin, Vice President, Engineering	535,800		2.7%	275,000	260,800	1.2%	—
Robert S. Tamaru, Vice President, Surveillance Systems	533,600		2.7%	25,000	508,600	2.3%	—
All directors and executive officers as a
group (12 persons)	10,255,385		50.4%	575,000	9,680,385	43.9%	345,000

*	Designates less than one percent.

(1)	The column sets forth shares of common stock, which are deemed to be “beneficially owned” by the persons named in the table under Rule 13d-3 of the SEC, including shares of common stock that may be acquired upon exercise of stock options that were exercisable as of November 11, 2005, or within the next 60 days as follows: Mr. Rockwell, 56,500; Dr. Karlgaard, 15,000; Mr. Marino, 15,000; Mr. McCashin,

15,000; Mr. Irvin, 30,000; Mr. Semple, 33,000; Mr. Rowe, 60,000; Mr. Carlin, 17,600; and Mr. Tamaru, 17,600.

(2)	Based on 21,809,273 shares outstanding after the offering; assumes no exercise of the underwriters’ over-allotment option.

(3)	Assumes exercise of the underwriters’ over-allotment option in full. If the underwriters exercise their over-allotment option only in part, each of the selling stockholders selling pursuant to the over-allotment option will sell additional shares in the same proportion as if the option had been exercised in full.

(4)	Includes 640,000 shares held in Trust over which Dr. Collins has sole voting and investing power.

(5)	Includes 800,000 shares held in Trust over which Mr. Sellier has sole voting and investing power.

(6)	Includes 546,000 shares held in Trust over which Mr. Murdock has sole voting and investing power.

UNDERWRITING
      We and the selling stockholders are offering our common stock described in this prospectus through a number of underwriters. Friedman, Billings, Ramsey & Co., Inc. (FBR) is acting as the representative of the underwriters. Subject to the terms and conditions contained in the underwriting agreement, we and the selling stockholders have agreed to sell to the underwriters, and each of the underwriters has severally agreed to purchase from us and the selling stockholders, on a firm commitment basis, the number of shares of common stock listed next to its name in the following table:

Underwriter	Number of Shares

Friedman, Billings, Ramsey & Co., Inc.
Raymond James & Associates, Inc.
SunTrust Capital Markets, Inc.
Ryan Beck & Co., Inc.

Total

      The underwriters are obligated to take and pay for all of our common stock offered if any of the shares of common stock are taken, other than the shares subject to the over-allotment option. The underwriting agreement also provides that, in the event of a default by an underwriter, in some circumstances the purchase commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated.
      The underwriters propose to offer the shares directly to the public at $               per share and to certain dealers at this price less a concession not in excess of $               per share. The underwriters may also allow, and any dealers may reallow, a concession not in excess of $               per share to selected other dealers. The shares of common stock are offered subject to a number of conditions, including:

•	receipt and acceptance of the common stock by the underwriters; and

•	the underwriters’ right to reject orders in whole or in part.
      Certain selling stockholders have granted the underwriters an option, exercisable in one or more installments for 30 days after the date of this prospectus, to purchase up to 345,000 additional shares of common stock to cover over-allotments, if any, at the public offering price less the underwriting discount set forth on the cover page of this prospectus. To the extent that the underwriters exercise the option, each underwriter will be committed, subject to certain conditions, to purchase that number of additional shares of common stock that is proportionate to such underwriter’s initial commitment.
      All of our executive officers and directors, including all selling stockholders, have agreed that they will not, without the prior written consent of FBR, directly or indirectly, offer, sell, contract to sell, grant any option to purchase, transfer the economic risk of ownership in, make any short sale, pledge or otherwise dispose of (or announce any of the foregoing) any shares of capital stock, options or warrants to acquire shares of capital stock or securities convertible into or exchangeable for or any other rights to purchase or acquire shares of capital stock owned by them for a period of 90 days following the date of this prospectus, except that the foregoing lock-up will not apply to up to 60,000 shares issuable upon exercise of options held by Kerry M. Rowe. We have agreed that we will not, without the prior written consent of FBR, directly or indirectly, offer, sell, contract to sell, grant any option to purchase, transfer the economic risk of ownership in, make any short sale, pledge or otherwise dispose of (or announce any of the foregoing) any shares of capital stock, options or warrants to acquire shares of capital stock or securities convertible into or exchangeable for shares of capital stock for a period of 90 days following the date of this prospectus, except grants of stock options or issuance of stock pursuant to our employee stock plans, or issuances pursuant to the exercise of stock options outstanding as of the date hereof.

      The following table shows the amount per share and total underwriting discounts and commissions we and the selling stockholders will pay to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase up to 345,000 additional shares from certain selling stockholders to cover over-allotments.

	Argon ST		Selling stockholders

	No Exercise	Full Exercise	No Exercise	Full Exercise

Per share
Total
      As described in the underwriting agreement, we and the selling stockholders have agreed to reimburse the underwriters for certain accountable out-of-pocket expenses incurred in connection with this offering. We estimate that the total expenses of this offering to be paid by us and the selling stockholders, not including underwriting discounts and commissions, will be approximately $900,000.
      We and the selling stockholders will indemnify the underwriters against various liabilities, including liabilities under the Securities Act or will contribute to payments the underwriters may be required to make in respect of those liabilities. We and the selling stockholders have also agreed to reimburse the underwriters for the fees of filing with the National Association of Securities Dealers, Inc.
      Our common stock is listed on the Nasdaq National Market System under the symbol “STST.”
      In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

•	stabilizing transactions;

•	short sales;

•	syndicate covering transactions;

•	imposition of penalty bids; and

•	purchases to cover positions created by short sales.
      Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. Stabilizing transactions may include making short sales of our common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing common stock from us or in the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount.
      The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares pursuant to the over-allotment option.
      A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering. To the extent that the underwriters create a naked short position, the underwriters will purchase shares in the open market to cover the position.
      The underwriters also may impose a penalty bid on selling group members. This means that if the underwriters purchase shares in the open market in stabilizing transactions or to cover short sales, the underwriters can require the selling group members that sold those shares as part of this offering to repay the selling concession received by them.

      As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq National Market System, in the over-the-counter market or otherwise.
      FBR will be facilitating Internet distribution for this offering to certain of its Internet subscription customers. FBR intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet website maintained by FBR. Other than the prospectus in electronic format, the information on the FBR website is not part of this prospectus.
      A prospectus in electronic format may be made available on the Internet sites of or through other online services maintained by one or more of the other underwriters participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online, and, depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors. In addition, one or more of the underwriters participating in the offering may distribute prospectuses electronically.
      From time to time some of the underwriters or their affiliates may provide us with certain commercial banking, financial advisory and investment banking services in the future, for which they would receive customary compensation.

LEGAL MATTERS
      The validity of the issuance of the common stock offered by this prospectus will be passed on for us by Holland & Knight LLP, Washington, DC. Certain legal matters relating to the offering will be passed upon for the underwriters by King & Spalding LLP.
EXPERTS
      The consolidated financial statements of Argon ST, Inc. as of September 30, 2004 and September 30, 2003, and for each of the fiscal years in the three year period ended September 30, 2004, have been audited by Grant Thornton LLP, independent registered public accountants, as indicated in their report with respect thereto, which is included and incorporated by reference herein, and such financial statements have been included and incorporated by reference in this prospectus and in the registration statement of which this prospectus is a part in reliance upon the authority of said firm given their authority as experts in giving said reports.
WHERE YOU CAN FIND MORE INFORMATION
      We have filed a registration statement on Form S-3 with the Securities and Exchange Commission under the Securities Act with respect to the shares of common stock we and the selling stockholders propose to sell in this offering. This prospectus, which constitutes part of the registration statement, does not contain all of the information included in the registration statement. For further information about us and our common stock, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. Statements in this prospectus concerning the contents of any document filed as an exhibit to the registration statement are not necessarily complete. You should refer to the copies of these documents filed as exhibits to the registration statement for a more complete understanding of the matter involved. Each statement concerning these documents is qualified in its entirety by such reference.
      We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public at the SEC’s web site at www.sec.gov and the Investor Relations section of our website at www.argonst.com. Other than the SEC filings described in “Incorporation of Certain Documents by Reference” below, the information on, or that can accessed through, our website is not part of this prospectus.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
      The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below, any documents we file after the date of filing of the registration statement of which this prospectus forms a part and prior to the effectiveness of the registration statement, and any other future filings made with the SEC after the date of this prospectus and the termination of this offering under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (other than current reports furnished on Form 8-K under Items 2.02 and 7.01):

(1)	Our Annual Report on Form 10-K for the fiscal year ended September 30, 2004, filed with the SEC on December 14, 2004;
(2)	Our Quarterly Report on Form 10-Q for the fiscal quarter ended January 2, 2005, filed with the SEC on February 9, 2005;
(3)	Our Quarterly Report on Form 10-Q for the fiscal quarter ended April 3, 2005, filed with the SEC on May 11, 2005;
(4)	Our Quarterly Report on Form 10-Q for the fiscal quarter ended July 3, 2005, filed with the SEC on August 11, 2005;
(5)	Our Current Report on Form 8-K filed with the SEC on October 5, 2004, reporting under Items 4.01 and 9.01 of Form 8-K;
(6)	Our Current Report on Form 8-K filed with the SEC on October 5, 2004, reporting under Items 4.01 and 9.01 of Form 8-K;
(7)	Our Current Report on Form 8-K filed with the SEC on October 5, 2004, reporting under Items 2.01, 5.01, 5.02, 8.01 and 9.01 of Form 8-K;
(8)	Our Current Report on Form 8-K/A filed with the SEC on November 23, 2004, reporting under Item 9.01 of Form 8-K;
(9)	Our Current Report on Form 8-K filed with the SEC on December 23, 2004, reporting under Items 5.04 and 9.01 of Form 8-K;
(10)	Our Current Report on Form 8-K/A filed with the SEC on January 24, 2005, reporting under Items 4.01 and 9.01 of Form 8-K;
(11)	Our Current Report on Form 8-K filed with the SEC on May 11, 2005, reporting under Item 8.01 of Form 8-K;
(12)	Our Current Report on Form 8-K filed with the SEC on July 8, 2005, reporting under Items 5.02 and 9.01 of Form 8-K;
(13)	Our Current Report on Form 8-K filed with the SEC on September 15, 2005, reporting under Item 8.01 of Form 8-K;
(14)	Our Current Report on Form 8-K filed with the SEC on October 12, 2005, reporting under Item 8.01 of Form 8-K;
(15)	Our Current Report on Form 8-K filed with the SEC on November 2, 2005, reporting under Item 8.01 of Form 8-K;
(16)	Our Current Report on Form 8-K filed with the SEC on November 10, 2005, reporting under Item 5.02 of Form 8-K;
(17)	Our Definitive Proxy Statement for our 2005 Annual Meeting of Stockholders filed with the SEC on January 31, 2005; and
(18)	The description of our common stock contained in our Registration Statement on Form 10, No. 2-42266, filed under the Exchange Act.
      You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

12701 Fair Lakes Circle
Suite 800
Fairfax, Virginia 22033
(703) 322-0881
Attention: Investor Relations

ARGON ST, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEET

	July 3, 2005	September 30, 2004

	(unaudited)
Assets
Current assets
Cash and cash equivalents	$25,652,000	$29,732,000
Accounts receivable, net	74,096,000	59,716,000
Inventory	1,861,000	1,574,000
Deferred income tax asset	5,155,000	4,822,000
Prepaids and other	1,541,000	1,288,000

Total current assets	108,305,000	97,132,000
Property, equipment and software, net	15,101,000	13,949,000
Goodwill	107,776,000	107,776,000
Intangibles, net	1,462,000	2,190,000
Other assets	1,163,000	694,000

Total assets	$233,807,000	$221,741,000

Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable and accrued expenses	$26,769,000	$12,727,000
Accrued salaries and related expenses	5,838,000	10,606,000
Deferred revenue	11,342,000	28,336,000
Notes payable — current portion	113,000	226,000
Income taxes payable	1,761,000	5,810,000
Deferred rent	61,000	200,000

Total current liabilities	45,884,000	57,905,000
Deferred income tax liability, long term	1,701,000	1,901,000
Notes payable, net of current portion	—	56,000
Deferred rent	1,426,000	954,000
Commitments and contingencies	—	—
Stockholders’ equity
Common stock:
$.01 Par Value, 100,000,000 shares authorized, 20,034,213 and 19,468,734 shares issued at July 3, 2005 and September 30, 2004	200,000	195,000
Additional paid in capital	157,190,000	149,043,000
Treasury stock at cost, 126,245 shares	(534,000)	(534,000)
Retained earnings	27,940,000	12,221,000

Total stockholders’ equity	$184,796,000	$160,925,000

Total liabilities and stockholders’ equity	$233,807,000	$221,741,000

The accompanying notes are an integral part of these consolidated financial statements.

ARGON ST, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS (unaudited)

	Third Quarter Ended		Nine Months Ended

	July 3, 2005	June 27, 2004	July 3, 2005	June 27, 2004

Contract revenues	$75,611,000	$39,050,000	$188,073,000	$89,026,000
Cost of revenues	62,555,000	32,382,000	151,534,000	73,528,000
General and administrative expenses	3,474,000	1,271,000	11,305,000	4,749,000

Income from operations	9,582,000	5,397,000	25,234,000	10,749,000
Other income (expense) Interest income	193,000	40,000	538,000	90,000
Interest expense	(1,000)	(6,000)	(10,000)	(10,000)

	192,000	34,000	528,000	80,000

Income before income taxes	9,774,000	5,431,000	25,762,000	10,829,000
Provision for income taxes	3,919,000	2,004,000	10,043,000	3,996,000

Net income	$5,855,000	$3,427,000	$15,719,000	$6,833,000

Earnings per share (Basic)	$0.30	$0.28	$0.80	$0.56

Earnings per share (Diluted)	$0.28	$0.26	$0.76	$0.51

Weighted-average shares outstanding
Basic	19,830,000	12,226,000	19,665,000	12,236,000

Diluted	20,694,000	13,305,000	20,563,000	13,308,000

The accompanying notes are an integral part of these consolidated financial statements.

ARGON ST, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

	Nine Months Ended

	July 3, 2005	June 27, 2004

Cash flows from operating activities
Net income	$15,719,000	$6,833,000
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	3,465,000	923,000
Deferred income tax (benefit) provision	(533,000)	—
Change in:
Billed accounts receivable	3,658,000	(18,887,000)
Unbilled accounts receivable	(18,038,000)	(3,886,000)
Inventory	(287,000)	—
Prepaids and other	(759,000)	(937,000)
Accounts payable and accrued expenses	14,042,000	9,299,000
Accrued salaries and related expenses	(4,768,000)	609,000
Deferred revenue	(16,994,000)	7,102,000
Income taxes payable	(419,000)	1,692,000
Deferred rent	333,000	960,000

Net cash (used in) provided by operating activities	(4,581,000)	3,708,000
Cash flows from investing activities
Acquisitions of property, equipment and software	(3,852,000)	(1,876,000)

Net cash used in investing activities	(3,852,000)	(1,876,000)

Cash flows from financing activities
Payment on note payable	(169,000)	(147,000)
Retirement of common stock	—	(231,000)
Proceeds from exercise of stock options	3,352,000	74,000
Proceeds from employee stock purchase plan exercise	1,170,000	—

Net cash provided by (used in) financing activities	4,353,000	(304,000)
Net increase in cash and cash equivalents	(4,080,000)	1,528,000
Cash and cash equivalents, beginning of period	29,732,000	4,100,000

Cash and cash equivalents, end of period	$25,652,000	$5,628,000

Supplemental disclosure
Income taxes paid	$10,989,000	$2,275,000

Note payable issued for stock redemption	$—	$451,000

The accompanying notes are an integral part of these consolidated financial statements.

ARGON ST, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
1.     BASIS OF PRESENTATION
      The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles of the United States of America for interim financial information and the instructions to Form 10-Q. Accordingly, they do not include all of the information and disclosures required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring items) considered necessary for fair presentation have been included. Operating results for the period ended July 3, 2005 are not necessarily indicative of the results that may be expected for the fiscal year ending September 30, 2005. Inter-company accounts and transactions have been eliminated in consolidation. For further information, refer to the consolidated financial statements and footnotes thereto included in Argon ST, Inc.’s Annual Report on Form 10-K for the fiscal year ended September 30, 2004. Reclassifications are made to the prior year financial statements when appropriate, to conform to the current year presentation.
      Argon ST maintains a September 30 fiscal year-end for annual financial reporting purposes. Argon ST presents its interim periods ending on the Sunday closest to the end of the month for each quarter consistent with labor and billing cycles. As a result, each quarter of each year may contain more or less days than other quarters of the year. Management does not believe that this practice has a material effect on quarterly results or on the comparison of such results.
      Argon ST records contract revenues and costs of operations for interim reporting purposes based on annual targeted indirect rates. At year-end, the revenues and costs are adjusted for actual indirect rates. During our interim reporting periods, variances may accumulate between the actual indirect rates and the annual targeted rates. Timing-related indirect spending variances are not applied to contract costs, research and development, and general and administrative expenses, but are included in unbilled receivables during these interim reporting periods. These rates are reviewed regularly, and the Company records adjustments for any material, permanent variances in the period they become determinable.
      Argon ST accounting policy for recording indirect rate variances is based on management’s belief that variances accumulated during interim reporting periods will be absorbed by management actions to control costs during the remainder of the year. The Company considers the rate variance to be unfavorable when the actual indirect rates are greater than the Company’s annual targeted rates. During interim reporting periods, unfavorable rate variances are recorded as reductions to operating expenses and increases to unbilled receivables. Favorable rate variances are recorded as increases to operating expenses and decreases to unbilled receivables.
      As further described in Note 3, on September 29, 2004, Argon Engineering Associates, Inc. (“Argon Engineering”) merged with a wholly owned subsidiary of Sensytech, Inc. (“Sensytech”). As a result of this merger, each outstanding share of Argon Engineering stock was converted into two shares of Sensytech common stock. Immediately following the merger, the combined company was renamed Argon ST, Inc. (“Argon ST”).
      While Sensytech was the legal acquirer, the merger was accounted for as a reverse acquisition, whereby Argon Engineering was deemed to have acquired Sensytech for financial reporting purposes. This determination was based on factors including relative stock ownership and voting rights, board control, and senior management composition. Consistent with the reverse acquisition accounting treatment, the historical financial statements presented for periods prior to the acquisition date are the financial statements of Argon Engineering. Earnings per share have been adjusted to reflect the two for one exchange ratio. The operations of the former Sensytech businesses have been included in the financial statements from the date of acquisition.

      Stockholders’ equity has been restated to give retroactive recognition to the exchange ratio for all periods presented by reclassifying additional paid in capital and retained earnings to reflect the additional shares. Argon Engineering’s class A and class B shares have been combined to report a single class of common stock for all periods presented.
      The names Argon ST, Sensytech, and Argon Engineering are used throughout this report. Argon ST, also the Company, refers to the entity created by the merger of Argon Engineering and Sensytech. Argon Engineering refers to Argon Engineering Associates, Inc. which operated as a stand alone private company until the September 29, 2004 merger with Sensytech. Sensytech refers to Sensytech Inc., which, combined with its wholly-owned subsidiaries, made up the publicly held entity Sensytech until the September 29, 2004 merger with Argon Engineering.
      Argon Engineering historically operated in a single business segment. Subsequent to the merger, Argon ST management reviewed its business operations and has determined that it operates in a single homogeneous business segment. The Company’s financial information is reviewed and evaluated by the chief operating decision maker on a consolidated basis relating to the single business segment. Argon ST sells similar products and services that exhibit similar economic characteristics to similar classes of customers, primarily the US Government. Revenue is internally reviewed monthly by management on an individual contract basis as a single business segment.
2.     EARNINGS PER SHARE
      Basic earnings per share is computed by dividing the net income by the weighted average number of common shares outstanding during each period. Diluted earnings per share is computed by dividing the net income by the weighted average number of common and common equivalent shares outstanding during each period. The following summary of basic and diluted shares is presented for the periods indicated.

	Third Quarter Ended		Nine Months Ended

	July 3, 2005	June 27, 2004	July 3, 2005	June 27, 2004

Net Income	$5,855,000	$3,427,000	$15,719,000	6,833,000
Weighted Average Shares Outstanding — Basic	19,830,000	12,226,000	19,665,000	12,236,000
Effect of Dilutive Securities:
Net Shares Issuable Upon Exercise of Stock Options	864,000	1,079,000	898,000	1,072,000

Weighted Average Shares Outstanding — Diluted	20,694,000	13,305,000	20,563,000	13,308,000

Basic Earnings Per Share	$0.30	$0.28	$0.80	$0.56

Diluted Earnings Per Share	$0.28	$0.26	$0.76	$0.51

3.     MERGER
      On September 29, 2004, a wholly owned subsidiary of Sensytech merged with and into Argon Engineering in an acquisition whereby each outstanding share of Argon Engineering common stock was exchanged for two shares of Sensytech common stock. As a result of the merger, the former Argon Engineering stockholders acquired approximately 65.6% of the issued and outstanding shares of Sensytech common stock. In accordance with SFAS No. 141 “Business Combinations” the merger was accounted for as a reverse acquisition, whereby Argon Engineering was deemed to have acquired Sensytech for financial reporting purposes. Consistent with the reverse acquisition accounting treatment, the historical financial statements presented for periods prior to the acquisition date are the statements of Argon Engineering, except for stockholders’ equity which has been retroactively restated for the equivalent number of shares of the legal acquirer.

      The Company has followed the guidance of SFAS No. 141 to record this purchase. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 1, 2001 and that goodwill, as well as any intangible assets believed to have an indefinite life, not be amortized for financial accounting purposes. The Company has recognized goodwill in the amount of $107,776,000 (none of which is tax deductible) in connection with this acquisition. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” the goodwill will be reviewed periodically to determine if there has been any impairment to its value. The Company will perform its annual impairment test in September of each fiscal year, unless circumstances or events indicate that an impairment test should be performed sooner.
      The following unaudited condensed pro forma results of operations reflect the pro forma combination of Argon Engineering and Sensytech as if the combination had occurred at the beginning of the period presented, compared with the actual results of operations of Argon Engineering for the same period.

	Third Quarter Ended		Nine Months Ended
	June 27, 2004		June 27, 2004

	Historical	Pro forma	Historical	Pro forma

Revenue	$39,050,000	$56,330,000	$89,026,000	$132,990,000
Income from operations	5,397,000	7,554,000	10,749,000	15,295,000
Net income	3,427,000	4,765,000	6,833,000	9,633,000

Basic earnings per share	$0.28	$0.25	$0.56	0.51
Diluted earnings per share	$0.26	$0.24	$0.51	0.48

Basic weighted average shares	12,226,000	18,841,000	12,236,000	18,785,000
Diluted weighted average shares	13,305,000	20,110,000	13,308,000	20,030,000
      Pro forma revenues attributable to Sensytech were $17,280,000 and $43,964,000 for the third quarter and nine months ended June 27, 2004, respectively. Pro forma income from operations attributable to Sensytech was $2,436,000 and $5,541,000 for the third quarter and nine months ended June 27, 2004, respectively. Pro forma net income attributable to Sensytech was $1,510,000 and $3,414,000, for the third quarter and nine months ended June 27, 2004, respectively. Pro forma depreciation and amortization on the write up of tangible and intangible assets, in accordance with SFAS 141, was $279,000 and $995,000 for the third quarter and nine months ended June 27, 2004, respectively, and the after tax effect was $172,000 and $614,000, respectively.
4.     STOCK-BASED COMPENSATION
      Argon ST accounts for stock-based employee compensation arrangements in accordance with provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” (APB No. 25) and related interpretations using the intrinsic value method. Argon ST complies with the disclosure provisions of Financial Accounting Board Statement No. 123, “Accounting for Stock-based Compensation,” (“SFAS No. 123”) and Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation, Transition and Disclosure. The Company currently uses the Black-Scholes model to estimate the fair value of options under SFAS No. 123. Had compensation cost been determined based on the fair value at the grant dates for awards under the plans consistent with the method of SFAS No. 123, net earnings per share for the periods presented would have been reduced to the pro forma amounts indicated below.

	Third Quarter Ended		Nine Months Ended

	July 3, 2005	June 27, 2004	July 3, 2005	June 27, 2004

Net income as reported	$5,855,000	$3,427,000	$15,719,000	$6,833,000
Add: Stock-based employee compensation expense included included in reported net income, net of related tax effects	—	—	—	—
Less: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	327,000	35,000	1,012,000	105,000

Pro forma net income	$5,528,000	$3,392,000	$14,707,000	$6,728,000

Earnings per share:
Basic — as reported	$0.30	$0.28	$0.80	$0.56
Basic — pro forma	$0.28	$0.28	$0.75	$0.55
Earnings per share:
Diluted — as reported	$0.28	$0.26	$0.76	$0.51
Diluted — pro forma	$0.27	$0.25	$0.72	$0.51
5.     REVOLVING LINE OF CREDIT
      The Company has a $15,000,000 line of credit with Bank of America, which expires on February 28, 2006. The total borrowing base generally cannot exceed the sum of 90% of qualified government accounts receivable and 80% of qualified non-government accounts receivable. The line of credit is available to finance the performance of government contracts, to support the issuance of stand-by letters of credit, and for short-term working capital purposes. At July 3, 2005, there were no borrowings under the line of credit. Stand-by letters of credit are issued to certain foreign customers in lieu of posting a performance bond. Letters of credit are also used to cover certain contract prepayments received from foreign customers and to satisfy domestic financial obligations. Total letters of credit at July 3, 2005 were $1,554,000. The line of credit less the letters of credit outstanding provided loan availability of $13,446,000 at July 3, 2005.
      The bank agreement establishes the interest rate at the LIBOR plus 200 to 285 basis points, determined by Argon ST’s ratio of funded debt to earnings before interest, taxes, depreciation and amortization. All borrowings under the line of credit are collateralized by all tangible assets of Argon ST. The agreement also contains various covenants as to dividend restrictions, working capital, tangible net worth, earnings and debt-to-equity ratios. Unused commitment fees of one quarter of one percent per annum are required. At July 3, 2005, the Company was in compliance with all covenants.
6.     RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
      In June 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Statement No. 154 (“Statement No. 154”) Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3. Opinion No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of the change to the new accounting principle. Statement No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. Statement No. 154 is effective for the accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company will adopt Statement No. 154 in the fiscal year beginning October 1, 2006.
      In December 2004, FASB issued FASB Statement No. 123 (revised 2004), Share-Based Payment (“Statement No. 123(R)”), which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement No. 123(R) requires that the compensation cost related to share-based payment transactions be recognized in financial statements. In April 2005, the Securities and Exchange Commission

issued Release 33-8568 which allows companies to implement Statement No. 123(R) at the beginning of the annual reporting period that begins after June 15, 2005. Consistent with the new rule, the Company intends to adopt Statement No. 123(R) in the first quarter of its 2006 fiscal year, and to implement the standard on a prospective basis. The Company has not yet concluded what impact the adoption of Statement No. 123(R) may have on its results of operations or financial position.
      The effects of the adoption of Statement No. 123(R) on our results of operations and financial position are dependent upon a number of factors, including the number of employee stock options outstanding and unvested, the number of employee options that may be granted in the future, the future market value and volatility of our stock price, movements in the risk-free rate of interest, stock option exercise and forfeiture patterns, and the stock option valuation model used to estimate the fair value of each option. As a result of these variables, it is not yet possible to reliably estimate the effect of the adoption of Statement No. 123(R) on our results of operations and earnings per share. Note 4 of the Notes to Condensed Consolidated Financial Statements provides an indication of the effects of adoption assuming the use of the Black-Scholes option pricing model to estimate the fair value of employee stock options and employee stock purchase plan awards upon the results of operations for the nine months ended July 3, 2005 and June 27, 2004. We, however, have not determined whether the adoption will result in amounts that are similar to the current pro forma disclosures under Statement No. 123(R).
7.     RELATED PARTY TRANSACTIONS
      An individual who is a director, executive officer and significant shareholder of Argon ST is also a director and significant shareholder of James Monroe Bank. At July 3, 2005, the Company had $22,112,000 on deposit at James Monroe Bank.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Stockholders
Argon ST, Inc.
      We have audited the accompanying consolidated balance sheets of ARGON ST, Inc. and Subsidiaries (the Company), as of September 30, 2004 and 2003, and the related consolidated statements of earnings, stockholders’ equity and cash flows for each of the three years in the period ended September 30, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2004, in conformity with accounting principles generally accepted in the United States of America.
/s/ GRANT THORNTON LLP
Vienna, Virginia
December 3, 2004

ARGON ST, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	September 30,

	2004	2003
Assets
Current assets
Cash and cash equivalents	$29,732,000	$4,100,000
Accounts receivable, net	59,716,000	15,851,000
Inventory	1,574,000	—
Income taxes receivable	—	704,000
Deferred income tax asset	4,822,000	—
Prepaids and other	1,288,000	512,000

Total current assets	97,132,000	21,167,000
Property, equipment and software, net	13,949,000	2,460,000
Goodwill	107,776,000	—
Intangibles, net	2,190,000	—
Other assets	694,000	109,000

Total assets	$221,741,000	$23,736,000

Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable and accrued expenses	$12,727,000	$3,645,000
Accrued salaries and related expenses	10,606,000	4,856,000
Deferred revenue	28,336,000	3,739,000
Notes payable — current portion	226,000	34,000
Income taxes payable	5,810,000	—
Deferred rent	200,000	35,000
Deferred income tax liability, current	—	243,000

Total current liabilities	57,905,000	12,552,000
Deferred income tax liability, long term	1,901,000	174,000
Notes payable, net of current portion	56,000	—
Deferred rent	954,000	—
Commitments and contingencies	—	—
Stockholders’ equity
Common stock:
$.01 Par Value, 25,000,000 shares authorized, 19,468,734 and 12,305,962 shares issued and outstanding at September 30, 2004 and 2003	195,000	123,000
Additional paid in capital	149,043,000	91,000
Treasury stock at cost, 126,245 shares	(534,000)	—
Retained earnings	12,221,000	10,796,000

Total stockholders’ equity	$160,925,000	$11,010,000

Total liabilities and stockholders’ equity	$221,741,000	$23,736,000

The accompanying notes are an integral part of these consolidated financial statements.

ARGON ST, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS

	For the Year Ended September 30,

	2004	2003	2002

Contract revenues	$129,184,000	$79,349,000	$61,759,000
Cost of revenues	107,307,000	65,271,000	51,034,000

Gross margin	21,877,000	14,078,000	10,725,000
General and administrative expenses	5,905,000	5,844,000	5,181,000

Income from operations	15,972,000	8,234,000	5,544,000
Other income (expense)
Interest income	167,000	35,000	78,000
Interest expense	(13,000)	(4,000)	(16,000)

	154,000	31,000	62,000

Income before income taxes	16,126,000	8,265,000	5,606,000
Provision for income taxes	6,177,000	2,696,000	2,021,000

Net income	$9,949,000	$5,569,000	$3,585,000

Earnings per share (basic)	$0.81	$0.47	$0.32

Earnings per share (diluted)	$0.74	$0.44	$0.29

Weighted-average shares outstanding
Basic	12,308,412	11,769,788	11,165,622

Diluted	13,366,916	12,620,308	12,557,550

The accompanying notes are an integral part of these consolidated financial statements.

ARGON ST, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Common Stock
			Additional			Total
	Number of	Par	Paid in	Treasury	Retained	Stockholders’
	Shares	Value	Capital	Stock	Earnings	Equity

Balance, September 30, 2001	10,958,748	$110,000	$—	$—	$4,212,000	$4,322,000
Shares issued upon exercise of stock options	707,742	7,000	31,000	—		38,000
Retirement of shares	(1,920)	—	—	—	(1,000)	(1,000)
Net income	—	—	—	—	3,585,000	3,585,000

Balance, September 30, 2002	11,664,570	117,000	31,000	—	7,796,000	7,944,000
Shares issued upon exercise of stock options	666,792	7,000	71,000	—	—	78,000
Retirement of shares	(25,400)	(1,000)	(11,000)	—	(107,000)	(119,000)
Dividend declared	—	—	—	—	(2,462,000)	(2,462,000)
Net income	—	—	—		5,569,000	5,569,000

Balance, September 30, 2003	12,305,962	123,000	91,000	—	10,796,000	11,010,000
Shares issued upon exercise of stock options	514,356	6,000	306,000	—	—	312,000
Retirement of shares	(120,320)	(1,000)	(11,000)	—	(673,000)	(685,000)
Dividend	—	—	—	—	(7,851,000)	(7,851,000)
Issuance of shares in connection with merger	6,768,736	67,000	148,657,000	(534,000)	—	148,190,000
Net income	—	—	—	—	9,949,000	9,949,000

Balance, September 30, 2004	19,468,734	$195,000	$149,043,000	$(534,000)	$12,221,000	$160,925,000

The accompanying notes are an integral part of these consolidated financial statements.

ARGON ST, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended September 30,

	2004	2003	2002

Cash flows from operating activities
Net income	$9,949,000	$5,569,000	$3,585,000
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	1,317,000	1,065,000	829,000
Deferred income tax (benefit) provision	(4,700,000)	1,478,000	(504,000)
Change in:
Billed accounts receivable	(13,334,000)	(795,000)	(986,000)
Unbilled accounts receivable	(627,000)	(4,212,000)	(870,000)
Inventory	20,000	—	—
Income taxes receivable	705,000	(705,000)	—
Prepaids and other	(248,000)	180,000	(592,000)
Accounts payable and accrued expenses	2,378,000	1,343,000	(2,185,000)
Accrued salaries and related expenses	1,732,000	874,000	1,756,000
Deferred revenue	23,969,000	(1,203,000)	1,974,000
Income taxes payable	6,808,000	(643,000)	(207,000)
Deferred rent	1,119,000	(70,000)	105,000

Net cash provided by (used in) operating activities	29,088,000	2,881,000	2,905,000
Cash flows from investing activities
Net cash acquired in merger	6,952,000	—	—
Acquisitions of property, equipment and software	(2,460,000)	(1,344,000)	(1,779,000)
Deposits	29,000	(27,000)	(9,000)

Net cash provided by (used in) investing activities	4,521,000	(1,371,000)	(1,788,000)
Cash flows from financing activities
Payment on note payable	(204,000)	(138,000)	(137,000)
Retirement of common stock	(234,000)	(118,000)	(2,000)
Proceeds from exercise of stock options	312,000	77,000	38,000
Dividends paid	(7,851,000)	(2,462,000)	—

Net cash provided by (used in) financing activities	(7,977,000)	(2,641,000)	(101,000)
Net increase (decrease) in cash and cash equivalents	25,632,000	(1,131,000)	1,016,000
Cash and cash equivalents, beginning of year	4,100,000	5,231,000	4,215,000

Cash and cash equivalents, end of year	$29,732,000	$4,100,000	$5,231,000

Supplemental disclosure
Income taxes paid	$(3,275,000)	$(1,813,000)	$(2,732,000)

Interest expense paid	$(13,000)	$(7,000)	$(15,000)

Note payable issued for stock redemption	$451,000	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

ARGON ST, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 —	Summary of Significant Accounting Policies

Nature of Business
      Argon ST (“the Company”) provides advanced software intensive systems that are used in intelligence collection, surveillance, reconnaissance activities, threat warning and monitoring, simulation, and force protection and communication. The systems are primarily for the United States government and select international customers. The systems run on commercial off-the-shelf (COTS) hardware or special purchase hardware designed and manufactured to our specification or the specifications of our customers. Recently, Argon ST has begun to use the technology developed for these systems in other applications, such as software radios, high accuracy targeting, counter-terrorism, and wideband transmission.

Principles of Consolidation
      The consolidated financial statements include the accounts of Argon ST, Inc. and its wholly owned subsidiaries, Argon Engineering Associates, Inc. (“Argon Engineering”), ST Production Systems, Inc., Imaging Sensors and Systems, Inc., Sensytech Financial Services, Inc. and Daedalus Enterprises Export Corporation. All intercompany transactions and balances have been eliminated in consolidation.

Basis of Presentation
      As further described in Note 2, on September 29, 2004, Argon Engineering merged with a wholly-owned subsidiary of Sensytech, Inc. (“Sensytech”). As a result of this merger, each outstanding share of Argon Engineering stock was converted into two shares of Sensytech common stock. Immediately following the merger, the combined company was renamed Argon ST, Inc.
      While Sensytech was the legal acquirer, the merger was accounted for as a reverse acquisition, whereby Argon Engineering was deemed to have acquired Sensytech for financial reporting purposes. This determination was based on factors including relative stock ownership and voting rights, board control, and senior management composition. Consistent with the reverse acquisition accounting treatment, the historical financial statements presented for periods prior to the acquisition date are the financial statements of Argon Engineering. Earnings per share have been adjusted to reflect the two for one exchange ratio. The operations of the former Sensytech businesses have been included in the financial statements from the date of acquisition.
      Stockholders’ equity has been restated to give retroactive recognition to the exchange ratio for all periods presented by reclassifying additional paid in capital and retained earnings to reflect the additional shares. Argon Engineering’s class A and class B shares have been combined to report a single class of common stock for all periods presented.
      The names Argon ST, Sensytech, and Argon Engineering are used throughout these footnotes. Argon ST, also the Company, refers to the entity created by the merger of Argon Engineering and Sensytech. Argon Engineering refers to Argon Engineering Associates, Inc. which operated as a stand alone private company until the September 29, 2004 merger with Sensytech. Sensytech refers to Sensytech Inc., which combined with its wholly owned subsidiaries made up the publicly held entity Sensytech until the September 29, 2004 merger with Argon Engineering.

Revenue and Cost Recognition
      Contract revenue is accounted for in accordance with the American Institute of Certified Public Accountants Statement of Position 81-1, Accounting for Performance of Construction-Type and Production-Type Contracts. These contracts are transacted using written contractual arrangements, most of which require Argon ST to design, develop, manufacture and/or modify complex products, and perform related services according to specifications provided by the customer. Argon ST accounts for fixed-price contracts by using the percentage-of-completion method of accounting. Under this method, contract costs are charged to operations as incurred. A portion of the contract revenue, based on estimated profits and the degree of completion of the contract as measured by a comparison of the actual and estimated costs, is recognized as revenue each period. Unexpected increases in the cost to develop or manufacture a product under a fixed-price contract, whether due to inaccurate estimates in the bidding process, unanticipated increases in material costs, inefficiencies, or other factors are borne by Argon ST, and could have a material adverse effect on Argon ST’s results of operations. Argon ST accounts for cost reimbursable contracts by charging contract costs to operations as incurred and recognizing contract revenues and profits by applying contractually agreed to fee rates to actual costs on an individual contract basis. Revenue under time and material contracts is based on hours incurred multiplied by approved loaded labor rates plus other direct costs incurred and allocated.
      The following table represents Argon Engineering’s revenue concentration by contract type:

	Years Ended September 30,

	2004	2003	2002

Firm Fixed-Price Contracts	71%	46%	49%
Cost Reimbursable Contracts	19%	51%	50%
Time and Materials Contracts	10%	3%	1%
      Management reviews contract performance, costs incurred, and estimated completion costs regularly, and adjusts revenues and profits on contracts in the period in which changes become determinable. Anticipated losses on contracts are also recorded in the period in which they become determinable.
      Argon ST’s policy for recognizing interim fee on cost plus award fee contracts is based on management’s assessment as to the likelihood that the award fee or an incremental portion of the award fee will be earned on a contract-by-contract basis. Management’s assessments are based on numerous factors including: contract terms, nature of the work to be performed, the relationship and history with the customer, the history with similar types of projects, and the current and anticipated performance on the specific contract. No award fee is recognized until management determines that it is probable that an award fee or portion thereof will be earned.
      Revenues recognized in excess of billings are recorded as unbilled accounts receivable. Cash collections in excess of revenues recognized are recorded as deferred revenues until the revenue recognition criteria are met. Reimbursements, including those related to travel, other out of pocket expenses and any third party costs, are included in revenues, and an equivalent amount of reimbursable expenses are included in cost of revenues.

Cash and Cash Equivalents
      Cash and cash equivalents include cash and investments that are readily convertible into cash and have original maturities of three months or less.

Accounts Receivable
      Argon ST reviews its receivables regularly to determine if there are any potential uncollectible accounts. The majority of Argon ST’s receivables are from agencies of the U.S. government, where there is no credit risk. There were no material provisions for bad debts recorded during 2004, 2003 or 2002.

Property, Equipment and Software
      Property, equipment and software are stated at cost. Depreciation is provided over the estimated useful lives of the assets, which range from three to five years, using the straight-line method. Leasehold improvements are amortized over the respective lease terms, which range from one to six years, using the straight-line method.

Stock-Based Compensation
      Argon ST accounts for stock-based employee compensation arrangements in accordance with provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” (APB No. 25) and related interpretations using the intrinsic value method. Argon ST complies with the disclosure provisions of Financial Accounting Board Statement No. 123, “Accounting for Stock-based Compensation,” (“SFAS No. 123”) and Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation, Transition and Disclosure. Had compensation cost for Argon Engineering’s stock-based compensation plans been determined based on the fair value at the grant dates for awards under the plans in 2004, 2003 and 2002 consistent with the method of SFAS No. 123, net earnings and net earnings per share would have been reduced to the pro forma amounts indicated below.

	Years Ended September 30,

	2004	2003	2002

Net income as reported	$9,949,000	$5,569,000	$3,585,000
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	—	—	—
Less: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	172,000	135,000	38,000

Pro forma net income	$9,777,000	$5,434,000	$3,547,000

Earnings per share:
Basic — as reported	$0.81	$0.47	$0.32
Basic — pro forma	$0.79	$0.46	$0.32
Earnings per share:
Diluted — as reported	$0.74	$0.44	$0.29
Diluted — pro forma	$0.73	$0.43	$0.28

Intangibles
      Intangible assets consist of the value of customer related intangibles of $1,938,000 and developed technology of $252,000 acquired in the merger between of Argon Engineering and Sensytech (see Note 2). Intangible assets are amortized on a straight line basis over their estimated useful lives. The Company will amortize $971,000 and $719,000 respectively, for fiscal years 2005 and 2006, and the remainder will amortize over fiscal years 2007 through 2010 at $125,000 per year.

Goodwill
      Costs in excess of the fair value of tangible and identifiable intangible assets acquired and liabilities assumed in a business combination are recorded as goodwill. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”, companies no longer amortize goodwill, but instead test for impairment at least annually using a two-step approach. Impairment of goodwill is tested at the reporting unit level by comparing the reporting unit’s carrying amount, including goodwill, to the fair value of the reporting unit. The fair values of the reporting units are estimated using a combination of the income, or discounted cash flows, approach and the market approach, which utilizes comparable companies’ data. If the carrying amount of the unit exceeds its fair value, goodwill is considered impaired and a second step is performed to measure the amount of impairment loss, if any. The Company will test for impairment beginning in the fourth quarter of fiscal year 2005, or sooner if events or circumstances warrant a test for impairment.

Income Taxes
      Deferred tax assets and liabilities have been established for the temporary differences between financial statement and tax bases of assets and liabilities existing at the balance sheet date using expected tax rates. A valuation allowance is recorded to reduce deferred income taxes to that portion that is expected to more likely than not be realized.

Use of Estimates
      Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Operating Cycle
      In accordance with industry practice, the Company classifies as current assets amounts relating to long-term contracts which may have terms extending beyond one year but are expected to be realized during the normal operating cycle of the Company. The liabilities in the accompanying balance sheets which have been classified as current liabilities are those expected to be satisfied by the use of assets classified as current assets, all within the next twelve months.

Recently Issued Accounting Pronouncements
      In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities. The Interpretation requires an investor with a majority of the variable interests in a variable interest entity to consolidate the entity and also requires majority and significant variable interest investors to provide certain disclosures. A variable interest entity is an entity in which the equity investors do not have a controlling interest or the equity investment at risk is insufficient to finance the entity’s activities without receiving additional subordinated financial support from the other parties. This pronouncement requires the consolidation of variable interest entities created after January 31, 2003. Consolidation provisions apply for periods ending after March 15, 2004 for variable interest entities, other than special purpose entities, created prior to February 1, 2003. Argon ST does not have any variable interest entities, including special purpose entities, that must be consolidated and therefore the adoption of the provision of FIN 46 will not have an impact on Argon ST’s financial position or results of operations.

Earnings Per Share:
      Basic earnings per share is computed using the weighted average number of common shares outstanding during each period. Diluted earnings per share is computed using the weighted average number of common and common equivalent shares outstanding during each period. The following summary is presented for the years ended September 30:

	2004	2003	2002

Net Income	$9,949,000	$5,569,000	$3,585,000
Weighted Average Shares Outstanding — Basic	12,308,412	11,769,788	11,165,622
Basic Earnings per Share	$0.81	$0.47	$0.32
Effect of Dilutive Securities:
Net Shares Issuable Upon Exercise of Stock Options	1,058,504	850,520	1,391,928
Weighted Average Shares Outstanding — Diluted	13,366,916	12,620,308	12,557,550
Diluted Earnings per Share	$0.74	$0.44	$0.29

Note 2 — Merger
      On September 29, 2004, a wholly-owned subsidiary of Sensytech merged with and into Argon Engineering whereby each outstanding share of Argon Engineering common stock was exchanged for two shares of Sensytech common stock. As a result of the merger, the former Argon Engineering stockholders acquired approximately 65.6% of the issued and outstanding shares of Sensytech common stock. In accordance with SFAS 141 “Business Combinations”, the merger was accounted for as a reverse acquisition, whereby Argon Engineering was deemed to have acquired Sensytech for financial reporting purposes. Consistent with the reverse acquisition accounting treatment, the historical financial statements presented for periods prior to the acquisition date are the statements of Argon Engineering except for stockholders’ equity which has been retroactively restated for the equivalent number of shares of the legal acquirer. The operations of the former Sensytech businesses have been included in the financial statements from the date of acquisition (1 day). Both companies had their fiscal year ending on September 30.
      The average market value of the Sensytech common stock for the period of two business days before and after the announcement of the acquisition is used to determine the purchase price for accounting purposes. The average market value of Sensytech stock used to record the purchase was $20.72 per share and there were 6,642,689 shares issued and outstanding at the acquisition date and 689,300 options with a weighted average fair value of $15.31 per share. As a result, the aggregate value of the stock and options used to record the purchase was approximately $148,190,000. Direct expenses of $1,717,000 consisting of legal, accounting and other fees were also included in the recorded purchase price. Also included in the purchase price was a retention liability of $820,000 resulting from change of control agreements with two Sensytech executive officers and a $2,128,000 deferred tax liability related to the differences between the assigned values and the tax bases of property, equipment and other intangible assets.
      The Company has followed the guidance of SFAS No. 141 to record this purchase. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 1, 2001 and that goodwill, as well as any intangible assets believed to have an indefinite life, shall not be amortized for financial accounting purposes. The Company has recognized goodwill in the amount of $107,776,000 (none of which is tax deductible) in connection with this acquisition. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” the goodwill will be reviewed periodically to determine if there has been any impairment to its value. The Company will perform an impairment test as of September 30, 2005, unless circumstances or events indicate that an impairment test should be performed sooner.
      The following table summarizes the estimated fair value of the assets acquired and the liabilities assumed at the date of acquisition. The Company has obtained third party valuations of certain tangible and intangible assets acquired from Sensytech.

Current assets	$42,315,000
Property, plant and equipment	10,346,000
Other assets	758,000
Other intangibles	2,190,000
Goodwill	107,776,000

Total assets acquired	163,385,000
Current liabilities assumed	(10,530,000)

Total purchase price	$152,855,000

      The board of directors of both Argon Engineering and Sensytech unanimously determined that the merger was in the best interests of Argon Engineering and Sensytech stockholders because the combined company will be able to provide more integrated or complete solutions to the customers’ needs, thereby allowing the combined company to grow faster than either one would separately.

      The following unaudited condensed proforma results of operations reflect the proforma combination of Argon Engineering and Sensytech as if the combination had occurred at the beginning of the periods presented, compared with the actual results of operations of Argon Engineering for the same periods.

	Twelve Months Ended September 30,

	2004		2003		2002

	Historical	Proforma	Historical	Proforma	Historical	Proforma

Revenue	$129,184,000	$189,792,000	$79,349,000	$132,532,000	$61,759,000	$94,049,000
Income from operations	15,972,000	23,132,000	8,234,000	13,874,000	5,544,000	8,144,000
Net income	9,949,000	14,386,000	5,569,000	8,979,000	3,585,000	5,132,000
Basic earnings per share	$0.81	$0.76	$0.47	$0.50	$0.32	$0.34
Diluted earnings per share	$0.74	$0.71	$0.44	$0.48	$0.29	$0.31
Basic wt average shares	12,308,000	18,914,000	11,770,000	17,874,000	11,166,000	15,220,000
Diluted wt average shares	13,367,000	20,156,000	12,620,000	18,882,000	12,558,000	16,738,000
      Revenues attributable to Sensytech were $60,608,000, $53,183,000, and $32,290,000 for fiscal year’s 2004, 2003, and 2002 respectively. Income from operations attributable to Sensytech were $6,033,000, $6,693,000 and $3,653,000 for fiscal year’s 2004, 2003, and 2002 respectively. Net income attributable to Sensytech was $3,749,000, $4,052,000, and $2,189,000 for fiscal year’s 2004, 2003, and 2002 respectively. Depreciation and amortization on the write up of tangible and intangible assets, in accordance with SFAS 141, was $82,000 and $971,000 respectively for fiscal years 2004, 2003 and 2002 and the after tax effect was $50,000 and $592,000 respectively. The one time merger costs and expenses, incurred by Sensytech, of approximately $2,180,000 before tax and $1,330,000 after tax were added back to the pro forma results for 2004.
Note 3 — Customer Concentrations of Credit and Other Business Risks
Customer Concentrations
      The following table identifies the source of Argon Engineering’s revenues by major market:

	Years Ended
	September 30,

	2004	2003	2002

U.S. Navy	77%	68%	75%
Other U.S. Government Agencies	11%	26%	19%
Foreign	12%	6%	6%
      Revenues for the U.S. military can also be categorized as direct purchases and subcontracts, where Argon Engineering is a supplier to another contractor. The following table distinguishes Argon Engineering’s revenue between these two categories:

	Years Ended September 30,

	2004	2003	2002

Direct Purchases	87%	69%	71%
Subcontracts	13%	31%	29%
      Sensytech historically has recorded the AN/SLQ-25A Surface Torpedo Defense System contract at zero margin. Revenue from this contract amounted to approximately 22% of Sensytech’s revenues in both 2004 and 2003, and 19% in 2002. This contract was acquired as part of Sensytech’s acquisition of certain assets of FEL Corporation and was performing at a potential loss at the date of acquisition. Sensytech has favorably performed under the contract since the date of acquisition and management has worked with the customer to reduce any potential loss through change orders approved to date. While management currently estimates that the contract will be profitable, the profitability is dependent upon change orders, expected by management, but that have not yet been finalized. Based upon the funding of the contract, should no additional funding be received, a loss of $1,800,000 would be recognized. However, after considering the effect of anticipated change orders, the Company projects the contract to complete at a modest profit. Change orders are under continuous negotiation with the customer. When these change orders are received, Argon ST will reassess the contract based on current estimates, and such reassessments are currently expected to result in increases to the margins recorded on the contract. Such increases would impact operations in the period such change orders are finalized as well as future periods. If such change orders are not finalized under currently expected terms, or if Argon ST does not perform as expected under the contract, contract losses may be required to be accrued. Management expects the change orders to be received in the first half of 2005.

Cash Balances
      The Company maintains cash balances at commercial banks in excess of Federal Deposit Insurance Corporation (FDIC) limits. Management believes the risk in these situations to be minimal. Argon ST had cash and cash equivalents held by commercial banks and financial institutions totaling $29,732,000 as of September 30, 2004. The federally insured limit is $100,000.

Note 4 —	Accounts Receivable
      Accounts receivable consists of the following as of:

	September 30,

	2004	2003

Billed and Billable	35,856,000	$8,810,000
Unbilled Costs and Fees	23,062,000	6,102,000
Retainages	998,000	939,000
Reserves	(200,000)	—

	$59,716,000	$15,851,000

      Unbilled costs, fees, and retainages result from recognition of contract revenue in advance of contractual or progress billing terms.
      The cost reimbursable and time and material contract payments to Argon ST under government contracts are provisional payments that are subject to adjustment upon audit by the U.S. Defense Contract Audit Agency (DCAA) or other appropriate agencies of the U.S. Government. Historically, such audits have not resulted in any significant disallowed costs. When final determination and approval of the allowable rates have been made, receivables may be adjusted accordingly. In management’s opinion, any adjustments will not be material. Incurred cost audits have been completed by DCAA through September 30, 2001.
      Reserves are determined based on management’s best estimate of potentially uncollectible accounts receivable. Argon ST writes off accounts receivable when such amounts are determined to be uncollectible

Note 5 —	Property, Equipment and Software
      Property, equipment and software consists of the following as of:

	September 30,

	2004	2003

Computer, Machinery and Test Equipment	9,859,000	$2,481,000
Leasehold Improvements	3,558,000	1,279,000
Computer Software	1,445,000	719,000
Furniture and Fixtures	904,000	444,000
Construction in process	1,958,000	—

	17,724,000	4,923,000
Less Accumulated Depreciation and Amortization	3,775,000	2,463,000

	$13,949,000	$2,460,000

      Depreciation and amortization expense totaled $1,317,000, $1,065,000 and $829,000, for the years ended September 30, 2004, 2003 and 2002, respectively. As of September 30, 2004, there was $1,958,000 of leasehold improvements under construction. When this project is completed those costs will be reclassified to leasehold improvements and amortized over the term of the lease.

Note 6 —	Revolving Line of Credit
      Argon Engineering has a revolving line of credit in the amount of $5,000,000 with James Monroe Bank. There were no amounts outstanding under the line of credit at September 30, 2004 and 2003. Amounts outstanding under the line bear interest at prime plus one-half percent. The bank also requires quarterly and annual line fees. The line is due for renewal on December 31, 2004; however, the Company expects that this line will be replaced by the line of credit with Bank of America described below. There is a letter of credit in the amount of $976,000 outstanding at September 30, 2004 securing Argon Engineering’s obligations under its office lease agreement. Borrowings on the line are collateralized by all assets of Argon Engineering. The financing and security agreement for the line contains covenants including those related to certain financial ratios and minimum net worth requirements. For the year ended September 30, 2003, Argon Engineering did not meet a covenant relating to required ownership by certain key stockholders. The bank waived the requirement through December 31, 2004.
      Sensytech entered into a line of credit and related note payable with Bank of America in February 2001. Effective February 2004, the Company renewed its $15,000,000 line of credit, which expires on February 28, 2006. The total borrowing base generally cannot exceed the sum of 90% of qualified government accounts receivable and 80% of qualified non-government accounts receivable. The borrowing base at September 30, 2004 was $10,412,000. The line of credit is available to finance the performance of government contracts, to support the issuance of stand-by letters of credit, and for short-term working capital purposes. At September 30, 2004, there were no borrowings under the line of credit. A stand-by letter of credit is issued to certain foreign customers in lieu of posting a performance bond. Letters of credit are also used to cover certain contract prepayments received from foreign customers. Total letters of credit at September 30, 2004 were $1,083,000.
      The bank agreement establishes the interest rate at the LIBOR plus 200 to 285 basis points, determined by Argon ST’s ratio of funded debt to earnings before interest, taxes, depreciation and amortization. All borrowings under the line of credit are collateralized by all tangible assets of Argon ST. The agreement also contains various covenants as to dividend restrictions, working capital, tangible net worth, earnings and debt-to-equity ratios. Unused commitment fees of one quarter of one percent per annum are required.

Note 7 —	Stock Option Plans
      The Argon Engineering Associates, Inc. Stock Plan (the “Argon Engineering Plan”) provides for the for the issuance of incentive and non-statutory stock options and restricted stock to eligible employees of Argon Engineering and its affiliates. As a result of the merger, each outstanding option to purchase Argon Engineering common stock under the Argon Engineering Plan was converted into an option to purchase Argon ST common stock, with the number of shares able to be purchased and the exercise price adjusted in accordance with the merger exchange ratio. No acceleration of vesting of options under the Argon Engineering Plan occurred in connection with the merger. As a result of the merger, the Argon Engineering Plan covers 6,240,000 shares of Company common stock; however, the Argon Engineering Plan has been frozen as of September 29, 2004 and no additional awards will be granted under the Argon Engineering Plan subsequent to that date. The only participants in the Argon Engineering Plan are those employees who received awards prior to September 29, 2004.
      The Argon Engineering Plan is administered by a compensation committee of the Argon Engineering board of directors, or, in the absence of such a committee, the full board of directors (the “Administrator”). The Administrator determined the exercise price of each option at the time of grant; provided that the exercise price of incentive stock options must be not less than 100% of the fair market value of the underlying common stock on the grant date, and the exercise price of options granted to a person holding more than 10% of Argon Engineering’s common stock must not be less than 110% of such fair market value. The maximum term of the options under the Argon Engineering Plan is ten years; provided that the maximum term for options granted to greater than 10% holders is five years. Individual option agreements specify vesting terms and/or the dates upon which the option will be exercisable. Payment upon exercise of options may be made either in cash or by the surrender of shares of Company common stock.
      If a grantee’s employment terminates for any reason other than death, disability or retirement, the grantee may not exercise the option following the date of termination. Upon a termination due to death or permanent disability, unless otherwise provided in the award agreement, the option will become 100% vested and exercisable within six months of termination. Upon a grantee’s retirement, unless otherwise provided in the award agreement, the option will become 100% vested and may be exercised immediately prior and on the date of retirement, but no later. Options granted under the Argon Engineering Plan are not transferable, other than by will or the laws of descent and distribution.
      The Sensytech 2002 Stock Incentive Plan (the “Sensytech Plan”), approved by the shareholders on May 30, 2002, provides for the granting of incentive stock options, restricted stock, and or performance awards to key employees and outside members of the board of directors. The Sensytech Plan is administered by the Compensation Committee of its board of directors. Options granted under the plan are awarded at the closing price of the stock as reported on the NASDQ national market on the grant date. The maximum term of the option is ten years. Options may vest over a period of 1 to 5 years. If a grantee’s employment terminates for any reason other than death, disability or retirement, the grantee may exercise the option within 90 days of the date of termination. Upon a termination due to death or permanent disability, unless otherwise provided in the award agreement, the option will become 100% vested and exercisable within twelve months of termination. Upon a grantee’s retirement, unless otherwise provided in the award agreement, the option will become 100% vested and may be exercised within 90 days of the date of retirement. The Sensytech Plan also provides for full vesting of all options upon certain events including a change in control. Options granted under the Sensytech Plan are not transferable, other than by will or the laws of descent and distribution.

      The following table summarizes Argon Engineering’s activity, which has been restated to give retroactive recognition to the merger exchange ratio, for all of its stock option awards granted under the plan, including those assumed through the merger with Sensytech:

	Number of	Range of	Weighted-Average
	Options	Exercise Prices	Exercise Price

Balance, September 30, 2001	2,454,532	$0.04 - $ 0.91	$0.22
Granted	—	$ — - $ —	$—
Exercised	(709,236)	$0.04 - $ 0.91	$0.06
Canceled	(12,480)	$0.10 - $ 0.91	$0.41

Balance, September 30, 2002	1,732,816	$0.04 - $ 0.91	$0.29
Granted	471,500	$4.11 - $ 4.11	$4.11
Exercised	(666,782)	$0.04 - $ 0.91	$0.12
Canceled	(47,400)	$0.10 - $ 4.11	$1.52

Balance, September 30, 2003	1,490,134	$0.04 - $ 4.11	$1.53
Granted	790,400	$5.69 - $28.10	$13.85
Exercised	(514,356)	$0.04 - $ 4.13	$0.58
Canceled	(36,881)	$0.10 - $ 5.69	$3.46
Assumed in merger	689,300	$2.25 - $17.63	$10.47

Balance, September 30, 2004	2,418,597	$0.04 - $28.10	$8.27

      Options to purchase 923,608, 442,914 and 337,082, shares of Argon ST’s common stock were exercisable as of September 30, 2004, 2003 and 2002 respectively, at weighted-average per share exercise prices of $8.12, $.34 and $.29, respectively.
      The following table summarizes additional information about all Argon ST stock options outstanding as of September 30, 2004:

	Options Outstanding			Options Exercisable

		Weighted-Average
		Remaining
	Number of	Contractual Life	Weighted-Average	Number	Weighted-Average
Range of Exercise Prices	Options	(Years)	Exercise Price	Exercisable	Exercise Price

$ 0.04 - $ 0.90	537,017	6.34	$0.49	188,980	$0.51
$ 2.25 - $ 4.63	624,880	7.21	$3.96	253,728	$3.74
$ 5.00 - $ 6.88	403,200	8.99	$5.71	15,400	$6.26
$ 7.51 - $14.22	253,000	8.21	$10.31	253,000	$10.31
$17.63 - $28.10	600,500	9.19	$20.57	212,500	$17.63

Total	2,418,597	7.91	$8.28	923,608	$8.12

      The fair value of each option grant was established on the date of grant using the minimum value method, with the following assumptions used for grants in the years ended September 30, 2004, 2003, and 2002 respectively: no dividends yield; risk-free interest rates of approximately 3.41 percent and 2.95 percent; and expected lives of 5 years. Argon Engineering assumed no dividend yield due to a lack of history of paying dividends in the normal course of business and has no intention to declare dividends in the future. Under the Sensytech Plan, the fair value of the options granted in 2004, used the following assumptions: no dividends yield; risk-free rate of 4.14% and expected volatility of 49.7%. All unvested options under the Sensytech Plan fully vested as of the effective date of the merger, September 29, 2004.
      The weighted average fair values per share for stock option grants, awarded in fiscal years 2004 and 2003, were $3.73 and $1.12, respectively. No grants were awarded in fiscal year 2002.

Note 8 —	Retirement Plans
      Argon Engineering has a 401(k) profit sharing plan and a money purchase pension plan covering employees who have worked at least 1,000 hours and meet certain other eligibility requirements. Under the plan, the employer can voluntarily match employee 401(k) salary deferrals up to a maximum of six percent of eligible compensation, as well as make a discretionary profit sharing contribution. Profit sharing contributions to the 401(k) plan are determined annually by the employer. The 401(k) plan match, discretionary profit sharing, and money purchase pension plan contributions were $2,965,000, $2,419,000 and $2,048,000 for the years ended September 30, 2004, 2003, and 2002, respectively. Sensytech also maintains a 401(k) plan, which will merge into the Argon plan effective January 1, 2005 and will be renamed the Argon ST Employee 401(k) Plan.

Note 9 —	Income Taxes
      The provisions for income taxes consist of the following:

	Years Ended September 30,

	2004	2003

Current
Federal	$9,119,000	$951,000
State	1,758,000	267,000

Total Current	10,877,000	1,218,000
Deferred
Federal	(3,975,000)	1,256,000
State	(725,000)	222,000

Total Deferred	(4,700,000)	1,478,000

Income Tax Expense	$6,177,000	$2,696,000

      The components of Argon ST’s net deferred tax asset (liability) are as follows:

	As of September 30,

	2004	2003

Total Deferred Tax Assets	$8,432,000	$1,745,000
Total Deferred Tax Liabilities	(5,511,000)	(2,162,000)
Valuation Allowance	—	—

Net Deferred Tax Asset (Liability)	$2,921,000	$(417,000)

      The tax effect of temporary differences that give rise to the net deferred tax asset (liability) is as follows:

	As of September 30,

	2004	2003

Unbilled Receivables	$(2,983,000)	$(2,018,000)
Deferred Revenues	6,706,000	1,419,000
Property, Equipment and Software	(1,791,000)	(144,000)
Accrued Vacation	706,000	313,000
Deferred Rent	449,000	13,000
Net Operating Losses & Tax Credits	207,000	—
Warranty	127,000	—
Intangibles	(737,000)	—
Uncollectible Accounts	76,000	—
Stock-Based Compensation	86,000	—
Other, net	75,000	—

Net Deferred Tax Asset (Liability)	$2,921,000	$(417,000)

      Based on its historical profitability, Argon ST has determined that there is not a need for a valuation allowance with respect to the utilization of net operating loss carry forward (NOLs) or other deferred tax assets. The NOLs expire principally in 2011, 2012, and 2013. At September 30, 2004 NOLs amounted to $648,000. The NOLs were acquired in Sensytech’s acquisition of Daedalus Enterprises, Inc. in 1998 and are subject to limitations as to their utilization under the Internal Revenue Code.
      A reconciliation between Argon ST’s statutory tax rate and the effective tax rate is as follows:

	Years Ended September 30,

	2004	2003	2002

Statutory Federal Rate	35.0%	34.0%	34.0%
State Income Taxes, Net of Federal Benefit	3.9%	4.0%	4.0%
Research and Development Tax Credit	(1.9)%	(4.1)%	(2.3)%
Other	1.3%	(1.3)%	0.4%

	38.3%	32.6%	36.1%

Note 10 —	Operating Leases
      Argon ST leases office facilities and equipment under operating lease agreements. Rental payments on certain of the leases are subject to increases based on a three percent escalation factor and increases in the lessor’s operating expenses. Rent expense amounted to $3,302,000, $2,262,000 and $1,713,000 for the years ended September 30, 2004, 2003 and 2002, respectively. Rent expense includes deferred rent relating to escalation clauses. The 2002 rent expense is reported net of sublease income of $590,000.

      Following is a schedule of future minimum lease payments due under the lease agreements:

Future Minimum
Year Ending September 30,	Payments

2005	$5,609,000
2006	5,371,000
2007	5,329,000
2008	5,328,000
2009	3,229,000
Thereafter	6,041,000

Total	$30,907,000

Note 11 —	Research and Development Expenses
      Internally funded research and development costs are included in general and administrative expenses in the consolidated income statements. Research and development expenses amounted to $1,301,000, $2,187,000 and $3,015,000 for the years ended September 30, 2004, 2003 and 2002, respectively.

Note 12 —	Fair Value of Financial Instruments
      Based on existing rates, economic conditions and short maturities, the carrying amount of all of the financial instruments at September 30, 2004 and 2003 are reasonable estimates of their fair values. Argon ST’s financial instruments include cash and cash equivalents, accounts receivable, accounts payable and notes payable.

Note 13 —	Related Party Transactions
      An individual who is a director, executive officer and significant shareholder of Argon ST is also a director and significant shareholder of James Monroe Bank, where the Company has a revolving line of credit in the amount of $5,000,000. There were no outstanding advances on the line as of September 30, 2004, except for a letter of credit in the amount of $976,000 securing the Company’s obligation under its office lease agreement. The line of credit expires December 31, 2004 and the letter of credit will be transferred to Bank of America, see Note 6. At September 30, 2004, the Company had $21,559,000 on deposit at James Monroe Bank.

Note 14 —	Treasury Stock
      In connection with the merger with Sensytech, 126,245 shares of treasury stock at a cost of $534,000 was recorded in the consolidated statements of stockholder’s equity. During 2000, Sensytech began acquiring shares of its common stock in connection with a stock repurchase program announced in May, 2000. That program authorizes the Company to purchase up to 500,000 common shares from time to time on the open market.

Note 15 —	Segment Reporting
      Argon Engineering historically operated in a single business segment. Sensytech historically operated in two business segments. For the fiscal years ended September 30, 2004, 2003, and 2002, the results of operations included in this report are reported for Argon Engineering’s single business segment. Management is reviewing its business operations and intends to report results of operations for business segments in the first quarter of fiscal year 2005. During that time, management will also allocate the goodwill arising from the merger to its reporting segments in accordance with SFAS 142.

Note 16 —	Quarterly Financial Information (Unaudited)
      Argon Engineering maintains a September 30 fiscal year-end for annual financial reporting purposes. Argon Engineering presents its interim periods ending on the last Sunday of the month for each quarter consistent with labor and billing cycles. As a result, the fourth quarter of each year may contain more days than earlier quarters of the year. Management does not believe that this practice has a material effect on quarterly results. The following tables contain selected unaudited consolidated statement of earnings data for each quarter of fiscal years 2004 and 2003.

	2004				2003

	December 28,	March 28,	June 27,	September 30,	December 29,	March 30,	June 29,	September 30,
	2003	2004	2004	2004	2002	2003	2003	2003

	(unaudited)				(unaudited)
	(In thousands, except per share data)				(In thousands, except per share data)
Contract Revenues	$27,293	$22,683	$39,050	$40,158	$15,157	$18,920	$18,173	$27,099
Direct and Allocable Contract Costs	24,993	19,631	33,653	34,935	13,964	17,126	16,192	23,833

Income from Operations	2,300	3,052	5,397	5,223	1,193	1,794	1,981	3,266
Other Income (Expense), Net	8	38	34	74	15	(1)	7	10

Income before Provision for Income Taxes	2,308	3,090	5,431	5,297	1,208	1,793	1,988	3,276
Provision for Income Taxes	851	1,141	2,004	2,181	436	647	718	895

Net Income	$1,457	$1,949	$3,427	3,116	$772	$1,146	$1,270	$2,381

Earnings Per Share
Basic	$0.12	$0.16	$0.28	0.25	$0.07	$0.09	$0.11	$0.20

Diluted	$0.11	$0.14	$0.26	0.23	$0.06	$0.08	$0.09	$0.19

2,300,000 Shares
ARGON ST, INC.
Common Stock

PROSPECTUS

Friedman Billings Ramsey	Raymond James

SunTrust Robinson Humphrey	Ryan Beck & Co.
                    , 2005

PART II.
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.
      Expenses to be paid by Argon ST, Inc. (the “Company”) and the selling stockholders in connection with the issuance of the common stock being registered hereby are estimated as follows:

		Selling
	Company	Stockholders	Total

SEC registration fee	$8,834	$4,711	$13,545
NASD filing fee	$7,826	$4,174	$12,000
Nasdaq listing fee	$29,348	$15,652	$45,000
Accounting fees and expenses	$100,000	—	$100,000
Legal fees and expenses	$427,500	$47,500	$475,000
Printing	$125,000	—	$125,000
Transfer agent’s and registrar’s fees and expenses	$5,000	—	$5,000
Miscellaneous	$124,455	—	$124,455
Total	$827,963	$72,037	$900,000

Item 15.	Indemnification of Directors and Officers.
      The Company is incorporated under the laws of the State of Delaware. Reference is made to Section 145 of the Delaware General Corporation Law, or DGCL, which generally provides that all directors and officers (as well as other employees and individuals) may be indemnified against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with certain specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation (a “derivative action”)), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard of care is applicable in the case of derivative actions, except that indemnification extends only to expenses (including attorneys’ fees) actually and reasonably incurred in connection with defense or settlement of an action and the DGCL requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. Section 145 of the DGCL also provides that the rights conferred thereby are not exclusive of any other right which any person may be entitled to under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, and permits a corporation to advance expenses to or on behalf of a person to be indemnified upon receipt of an undertaking to repay the amounts advanced if it is determined that the person is not entitled to be indemnified.
      The Company’s amended and restated bylaws provide that each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding by reason of the fact that he is or was a director or officer of the Company (or is or was serving at the request of the Company as director, officer, employee or agent of another entity), shall be indemnified and held harmless by the Company to the fullest extent authorized by the DGCL, as in effect (or to the extent that indemnification is broadened, as it may be amended), against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith. Except with respect to actions initiated by an officer or director against the Company to recover the amount of an unpaid claim, the Company is required to indemnify an officer or director in connection with an action, suit or proceeding initiated by such person only if such action, suit or proceeding was authorized by the board of directors of the Company. The amended and restated bylaws of the Company further provide that an officer or director may (60 days after a written claim has been received by the Company) bring suit against the Company to recover an unpaid claim and, if such suit is successful, the expense of bringing such suit. While it is a defense to such suit that the claimant has not met the applicable standards of conduct which make indemnification permissible under the DGCL, neither the failure of the board of directors to have made a determination that indemnification is proper, nor an actual determination that the claimant has not met the applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.
      The amended and restated bylaws of the Company also provide that the rights conferred thereby are contract rights, that they are not exclusive of any other rights which an officer or director may have or hereafter acquire under any statute, any other provision of the certificate of incorporation, bylaw, agreement, vote of stockholders or disinterested directors or otherwise, and that they include the right to be paid by the Company the expenses incurred in defending any specified action, suit or proceeding in advance of its final disposition provided that, if the DGCL so requires, such payment shall only be made upon delivery to the Company by the officer or director of an undertaking to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under the bylaws or otherwise
Item 16.     Exhibits.
      The following exhibits are filed herewith:

Exhibit
Number		Exhibit Description

1	.1*	Form of Underwriting Agreement
4.1		Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 of the Company’s Registration Statement on Form S-1 (Registration Statement No. 333-98757) filed August 26, 2002)
4	.1.1	Amendment, dated September 28, 2004, to the Company’s Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed October 5, 2004, reporting under Items 2.01, 5.01, 5.02, 8.01 and 9.01 of Form 8-K)
4	.1.2	Amendment, dated March 15, 2005, to the Company’s Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1.2 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended April 3, 2005, filed May 11, 2005)
4.2		Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 13(a)(i) to the Company’s Annual Report on Form 10-KSB for the fiscal year ended September 30, 2001, filed December 21, 2001)
4.3		Form of Common Stock Certificate **
5.1		Form of Legal Opinion of Holland & Knight LLP **
23.1		Consent of Holland & Knight LLP (included in Exhibit 5.1) **
23.2		Consent of Grant Thornton LLP
24.1		Powers of Attorney **

*	To be filed by amendment.

**	Previously filed.
Item 17.     Undertakings.
      The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
      The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3, and has duly caused this Amendment No. 2 to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fairfax, Commonwealth of Virginia, on the 17th day of November, 2005.

ARGON ST, INC.

By:	/s/ Terry L. Collins

Terry L. Collins
Chairman, Chief Executive Officer and President
      Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to registration statement has been signed by the following persons in the capacities indicated on the dates indicated.

Signature	Title

/s/ Terry L. Collins Terry L. Collins Date: November 17, 2005	Chairman, Chief Executive Officer and President (Principal Executive Officer)

* S. Kent Rockwell Date: November 17, 2005	Vice Chairman and Vice President, Corporate Development

* Victor F. Sellier Date: November 17, 2005	Vice President, Business Operations, Chief Financial Officer and Director (Principal Financial and Accounting Officer)

* Thomas E. Murdock Date: November 17, 2005	Vice President, Information Dominance and Director

* David C. Karlgaard Date: November 17, 2005	Director

* Peter A. Marino Date: November 17, 2005	Director

* Robert McCashin Date: November 17, 2005	Director

* John Irvin Date: November 17, 2005	Director

Signature		Title

* Lloyd A. Semple Date: November 17, 2005		Director

*By:	/s/ Terry L. Collins Terry L. Collins Attorney-in-Fact
Date: November 17, 2005

EXHIBIT INDEX

Exhibit
Number	Description

23.2	Consent of Grant Thornton LLP